Registration Nos. 333-

811-08561

As filed with the Securities and Exchange Commission on May 22, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X	]

Pre-effective Amendment No. [ ]

Post-Effective Amendment No. [ ]

and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940	[X	]

Amendment No. [172]

AMERICAN GENERAL LIFE INSURANCE COMPANY SEPARATE ACCOUNT VL-R

(Exact Name of Registrant)

AMERICAN GENERAL LIFE INSURANCE COMPANY

(Name of Depositor)

2727-A Allen Parkway

Houston, Texas 77019-2191

(Address of Depositor’s Principal Executive Offices) (Zip Code)

(713) 831-4954

(Depositor’s Telephone Number, including Area Code)

Jennifer P. Powell, Esq.

Assistant General Counsel

American General Life Insurance Company

2919 Allen Parkway, Third Floor

Houston, Texas 77019-2111

(Name and Address of Agent for Service for Depositor and Registrant)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective (check appropriate box)

[ ]	immediately upon filing pursuant to paragraph (b)

[ ]	on (date) pursuant to paragraph (b)

[ ]	60 days after filing pursuant to paragraph (a)(1)

[ ]	on (date) pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

AG PLATINUM CHOICE VUL

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES (the “Policies”)

issued by American General Life Insurance Company (“AGL”) through its Separate Account VL-R

This Prospectus is dated

July     , 2014

This prospectus describes all material rights and features of the AG Platinum Choice VUL flexible premium variable universal life insurance Policies issued by AGL. AG Platinum Choice VUL Policies provide life insurance coverage with flexibility in death benefits, premium payments and investment options. During the lifetime of the insured person you may designate or change the beneficiary to whom AG Platinum Choice VUL pays the death benefit upon the insured person’s death. The Policy owner and the insured person can be the same person. Our use of “you” generally means the owner and insured person are the same person. You choose one of three death benefit Options. We guarantee a death benefit if the monthly guarantee premium is paid and your Policy has not lapsed.

The Index of Special Words and Phrases on page 81 will refer you to pages that contain more about many of the words and phrases that we use. All of the words and phrases listed in the Index will be underlined and written in bold the first time they appear in this prospectus.

This prospectus generally describes the variable portions of the Policy, as well as the fixed account. Please read this prospectus carefully and keep it for future reference.

The AGL declared fixed interest account (“Fixed Account”) is the fixed investment option for these Policies. You can also use AGL’s Separate Account VL-R (“Separate Account”) to invest in the AG Platinum Choice VUL variable investment options. Currently, the AG Platinum Choice VUL variable investment options each purchase shares of a corresponding Fund of the trusts below:

•	AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (“Invesco V.I.”)
•	The Alger Portfolios (“Alger”)
•	American Century® Variable Portfolios, Inc. (“American Century® VP”)
•	American Funds Insurance Series® (“American Funds IS”)
•	Anchor Series Trust (“Anchor ST”)
•	Fidelity® Variable Insurance Products (“Fidelity® VIP”)
•	Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton VIP”)
•	Janus Aspen Series (“Janus Aspen”)
•	JPMorgan Insurance Trust (“JPMorgan IT”)
•	MFS® Variable Insurance Trust (“MFS® VIT”)
•	Neuberger Berman Advisers Management Trust (“Neuberger Berman AMT”)
•	Oppenheimer Variable Account Funds (“Oppenheimer”)
•	PIMCO Variable Insurance Trust (“PIMCO”)
•	Seasons Series Trust (“Seasons ST”)
•	SunAmerica Series Trust (“SunAmerica ST”)

•	VALIC Company I (“VALIC Co. I”)
•	VALIC Company II (“VALIC Co. II”)

See “Variable Investment Options” on page 22 for a complete list of the variable investment options and the respective advisers and sub-advisers of the corresponding Funds. You should also read the prospectuses of the Funds underlying the variable investment options that may interest you. You can request free copies from your AGL representative or from our Administrative Center shown under “Contact Information” on page 5.

There is no guaranteed cash surrender value for amounts allocated to the variable investment options.

In the first five Policy years, if the accumulation value reduced by any loan balance is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

After the first five Policy years, if the cash surrender value (the cash value reduced by any loan balance) is insufficient to cover the charges due under the Policy, the Policy may terminate without value.

Buying this Policy might not be a good way of replacing your existing insurance or adding more insurance. We offer several different insurance policies to meet the diverse needs of our customers. Our policies provide different features, benefits, programs and investment options offered at different fees and expenses. When working with your insurance representative to determine the best product to meet your needs, you should consider among other things, whether the features of this Policy and the related fees provide the most appropriate package to help you meet your life insurance needs. You should consult with your insurance representative or financial adviser.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Policies are not insured by the FDIC, The Federal Reserve Board or any similar agency. They are not a deposit or other obligation of, nor are they guaranteed or endorsed by, any bank or depository institution. An investment in a variable universal life insurance policy is subject to investment risks, including possible loss of principal invested.

The Policies are not available in all states. This prospectus does not offer the Policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus, or on sales materials we have approved or that we have referred you to. We have not authorized anyone to provide you with information that is different. Please read the prospectus carefully for more detailed information regarding features and benefits of the Policy, as well as the risks of investing.

CONTACT INFORMATION
Addresses and telephone numbers: Here is how you can contact us about the AG Platinum Choice VUL Policies.

ADMINISTRATIVE CENTER:		HOME OFFICE:	PREMIUM PAYMENTS:

(Express Delivery) VUL Administration 2727-A Allen Parkway Houston, Texas 77019-2191 1-713-831-3443, 1-800-340-2765 (Hearing Impaired) 1-888-436-5256 Fax: 1-713-620-6653 (Except premium payments)	(U.S. Mail) VUL Administration P. O. Box 9318 Amarillo, Texas 79105-9318	2727-A Allen Parkway Houston, Texas 77019 1-713-831-3443 1-800-340-2765

(Express Delivery)

American General Life Insurance Company

Payment Processing Center

8430 West Bryn Mawr Avenue

3rd Floor Lockbox 0993

Chicago, IL 60631

(U.S. Mail)

American General Life Insurance Company

Payment Processing Center

P.O. Box 0993

Carol Stream, IL 60132-0993

SUMMARY OF POLICY BENEFITS

This summary describes the Policy’s important benefits and risks. The sections in this prospectus following this summary discuss the Policy’s benefits and other provisions in more detail.

During the insured person’s lifetime, you may, within limits, (1) change the amount of insurance, (2) borrow or withdraw amounts you have invested, (3) choose when and how much you invest, (4) choose whether your accumulation value or amount of premiums under your Policy, upon the insured person’s death, will be added to the insurance proceeds we otherwise will pay to the beneficiary, and (5) add or delete certain other optional benefits that we make available by rider to your Policy. At the time of purchase, you can decide whether your Policy will be subject to certain tax rules that maximize the cash value or rules that maximize the insurance coverage.

You may currently allocate your accumulation value among a maximum of 47 variable investment options available under the Policy, each of which invests in an underlying fund (each available portfolio is referred to in this prospectus as a “Fund,” and collectively, the “Funds”), and the Fixed Account, which credits a specified rate of interest.

Your accumulation value will vary based on the investment performance of the variable investment options you choose and interest credited to the Fixed Account.

Death Benefit

•	Death Benefit Proceeds: We pay the death benefit proceeds (reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged) to the beneficiary when the insured person dies. In your application to buy a AG Platinum Choice VUL Policy, you tell us how much life insurance coverage you want. We call this the “specified amount” of insurance. We will increase the death benefit by any additional death benefit under the riders you elected, if any. We also provide a guarantee of a death benefit, contingent upon payment of the required premiums, equal to the specified amount (less any indebtedness) and any benefit riders for a specified period. This guarantee terminates if your Policy has lapsed.

•	Death Benefit Option 1 and Option 2:

You can choose death benefit Option 1 or Option 2 at the time of your application or at any later time before the Policy’s maturity date. You must choose one of the two Options when you apply for your Policy.

•	Death Benefit Option 1 is the specified amount on the date of the insured person’s death.

•	Death Benefit Option 2 is the sum of (a) the specified amount on the date of the insured person’s death and (b) the Policy’s accumulation value as of the date of death.

Federal tax law may require us to increase the death benefit under any of the above death benefit Options. See “Required minimum death benefit” on page 31.

Full Surrenders, Partial Surrenders, Transfers, and Policy Loans

•	Full Surrenders: At any time while the Policy is in force, you may surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest and less any surrender charge that then applies. We call this amount your “cash surrender value.” You cannot reinstate a surrendered Policy. A full surrender may have adverse tax consequences.

•	Partial Surrenders: You may, at any time after the first Policy year and before the Policy’s maturity date, make a partial surrender of your Policy’s cash surrender value. A partial surrender must be at least $500. We do not allow partial surrenders that would reduce the death benefit below $100,000. A partial surrender is also subject to any surrender charge that then applies and to the partial surrender processing fee. A partial surrender may have adverse tax consequences.

•	Transfers: Within certain limits, you may make transfers among the variable investment options and the Fixed Account. You may make up to twelve transfers of accumulation value among the variable investment options in each Policy year without charge. We will assess a $25 charge for each transfer after the 12th transfer in a Policy year. There are special limits on transfers involving the Fixed Account.

•	Policy Loans: You may take a loan from your Policy at any time. The maximum loan amount you may take is equal to your Policy’s cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day, less loan interest that will be payable on your loan to your next Policy anniversary. The minimum loan you may take is $500. We charge you interest on your loan at an annual effective rate of 4.75%, which is equal to 4.53% payable in advance. We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as loan collateral. We credit interest monthly on the collateral; we guarantee an annual effective interest rate of 4.00%. After the tenth Policy year, you may take a preferred loan from your Policy. We charge you interest on your preferred loan at an annual effective rate of 4.25%, which is equal to 3.84% payable in advance. You may increase your risk of lapse if you take a loan. Loans may have adverse tax consequences.

Premiums

•	Flexibility of Premiums: After you pay the initial premium, you can pay premiums at any time (prior to the Policy’s maturity) and in any amount less than the maximum amount allowed under tax laws. You can select a premium payment plan to pay “planned periodic premiums” monthly, quarterly, semiannually, or annually. You are not required to pay premiums according to the plan. After payment of your initial premium, in the first five Policy years, you need only invest enough to ensure your Policy’s accumulation value reduced by any outstanding loan stay above zero; after the first five Policy years, cash surrender value stays above zero; or that either of the “guarantee period benefit” riders (described under “Guarantee period benefit” on page 34) remains in effect. You may also choose to have premiums automatically deducted from your bank account or other source under our automatic payment plan. Under certain circumstances we describe later in this prospectus, we may limit the amount of a premium payment or reject a premium payment.

•	Free Look: When you receive your Policy, the free look period begins. You may return your Policy during this period and receive a refund. We will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. The free look period generally expires 10 days after you receive the Policy. Some states require a longer free look period.

The Policy

•	Ownership Rights: While the insured person is living, you, as the owner of the Policy, may exercise all of the rights and options described in the Policy. These rights include selecting and changing the beneficiary, changing the owner, and assigning the Policy.

•	Separate Account: You may direct the money in your Policy to any of the available variable investment options of the Separate Account. Each variable investment option invests exclusively in one of the Funds listed in this prospectus. The value of your investment in a variable investment option depends on the investment results of the related Fund. We do not guarantee any minimum cash value for amounts allocated to the variable investment options. If the Fund investments go down, the value of a Policy can decline.

•	Fixed Account: You may allocate amounts to the Fixed Account where it earns interest at no lower than the guaranteed minimum annual effective rate of 2%. We may declare higher rates of interest, but are not obligated to do so.

•	Accumulation Value: Your accumulation value is the sum of your amounts in the variable investment options and the Fixed Account. Accumulation value varies from day to day, depending on the investment performance of the variable investment options you choose, interest we credit to the Fixed Account, charges we deduct, and any other transactions (e.g., transfers, partial surrenders and loans).

•	Payment Options: There are several ways of receiving proceeds under the death benefit, surrender, and maturity provisions of the Policy, other than in a lump sum.

•	Tax Benefits: The Policy is designed to afford the tax treatment normally accorded life insurance contracts under federal tax law. Generally, under federal tax law, the death benefit under a qualifying life insurance policy is excludable from the gross income of the beneficiary, but the death benefit may be subject to federal estate taxes if the insured has incidents of ownership in the policy. In addition, under a qualifying life insurance policy, cash value builds up on a tax deferred basis and transfers of cash value among the available investment options under the policy may be made income tax free. Under a qualifying life insurance policy that is not a modified endowment contract (“MEC”), the proceeds from Policy loans would not be taxed. If the Policy is not a MEC, distributions after the 15th Policy year generally will be treated first as a return of basis or investment in the Policy and then as taxable income. Moreover, loans will generally not be treated as distributions. Neither distributions nor loans from a Policy that is not a MEC are subject to the 10% penalty tax.

Optional Benefits

We offer optional benefits, or “riders”, that provide supplemental benefits under the Policy, such as the Accidental Death Benefit Rider, which provides an additional death benefit payable if the insured person dies from bodily injury that results from an accident. For most of the riders that you choose, a charge, which is shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day. Eligibility for and changes in these benefits are subject to our rules and procedures as well as Internal Revenue Service guidance and rules that pertain to the Internal Revenue Code’s definition of life insurance as in effect from time to time. Not all riders are available in all states.

SUMMARY OF POLICY RISKS

Investment Risk

If you invest your accumulation value in one or more variable investment options, then you will be subject to the risk that investment performance will be unfavorable. You will also be subject to the risk that the accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. You will also be subject to the risk that the investment performance of the variable investment options you choose may be less favorable than that of other variable investment options, and in order to keep the Policy in force you may be required to pay more premiums than originally planned. We do not guarantee a minimum accumulation value.

If you allocate net premiums to the Fixed Account, then we credit your accumulation value (in the Fixed Account) with a declared rate of interest, but you assume the risk that the rate may decrease, although it will never be lower than the guaranteed minimum annual effective rate of 2%.

Risk of Lapse

If, during the first five Policy years, your accumulation value reduced by any outstanding loan is not enough to pay the charges deducted against your accumulation value each month, your Policy may enter a 61-day grace period. After the first five Policy years, if your cash surrender value is not enough to pay the charges deducted against your accumulation value each month, your Policy may enter a 61-day grace period. We will notify you that the Policy will lapse (terminate without value) at the end of the grace period unless you make a sufficient payment. Your Policy may also lapse if outstanding Policy loans plus any accrued interest payable exceeds the accumulation value reduced by any outstanding loan or cash surrender value, as applicable. While the guarantee period benefit rider or the guaranteed minimum death benefit rider is applicable to your Policy, if you pay the monthly guarantee premiums your Policy will not lapse and we will provide a death benefit depending on the death benefit option you chose.

Tax Risks

We anticipate that the Policy should generally qualify as a life insurance contract under federal tax law. However, due to limited guidance under the federal tax law, there is some uncertainty about the application of the federal tax law to the Policy, particularly if you pay the full amount of premiums permitted under the Policy. Please consult a tax adviser about these consequences.

Depending on the total amount of premiums you pay, the Policy may be treated as a MEC under federal tax laws. If a Policy is treated as a MEC, then surrenders, partial surrenders, and loans under the Policy will be taxable as ordinary income to the extent there are earnings in the Policy. In addition, a 10% penalty tax may be imposed on surrenders, partial surrenders, and loans taken before you reach age 59 1⁄2.

See “Federal Tax Considerations” on page 73. You should consult a qualified tax adviser for assistance in all Policy-related tax matters.

Partial Surrender and Full Surrender Risks

The Policy is not designed to be a short-term investment. We designed the Policy to meet long-term financial goals. In the Policy’s early years, if the total charges exceed total premiums paid or if your investment choices perform poorly, your Policy may not have any cash surrender value. The surrender charge is significant enough in the Policy’s early years so that if you fully surrender your Policy you may receive no cash surrender value. If you take multiple partial surrenders, your accumulation value may not cover required charges and your Policy would lapse.

The surrender charge under the Policy applies for a maximum of the first 14 Policy years (and for a maximum of the first 14 Policy years after any requested increase in the Policy’s specified amount) in the event you surrender the Policy or decrease the specified amount. Any outstanding loan balance reduces the amount available to you upon a partial or full surrender. It is possible that you will receive no cash surrender value if you surrender your Policy in the first few Policy years. You should not purchase the Policy if you intend to surrender all or part of the accumulation value shortly after purchase. We designed the Policy to help meet long-term financial goals.

Policy Loan Risks

A Policy loan, whether or not repaid, will affect accumulation value over time because we subtract the amount of the loan and any accrued interest from the variable investment options and/or Fixed Account as collateral, and this loan collateral does not participate in the investment performance of the variable investment options or receive any excess interest credited to the Fixed Account.

We reduce the amount we pay on the insured person’s death by the amount of any Policy loan and any accrued interest. Your Policy may lapse (terminate without value) if outstanding Policy loans plus any accrued interest payable reduce the cash surrender value to zero.

If you surrender the Policy or allow it to lapse while a Policy loan remains outstanding, the amount of the loan, to the extent it has not been previously taxed, is treated as a distribution from the Policy and may be subject to federal income taxation.

P ORTFOLIO RISKS

A discussion of the risks of each Fund may be found in its corresponding Fund prospectus. You may request a copy of any or all of the Fund prospectuses by contacting us or your AGL insurance representative.

TABLES OF FEES AND CHARGES

The following tables describe the fees and charges that you will pay when buying, owning, and surrendering the Policy. The first tables describe the fees and charges that you will pay at the time that you buy the Policy, surrender the Policy, or transfer accumulation value between investment options.

Transaction Fees
Charge	When Charge is Deducted	Guaranteed Charge	Current Charge
Statutory Premium Tax Charge	Upon receipt of each premium payment	3.5%[1] of each premium payment[2]	3.5%[1] of each premium payment[2]
Premium Expense Charge[3]	Upon receipt of each premium payment	10% of the premium payment remaining after deduction of the premium tax charge	9.0% of the premium payment remaining after deduction of the premium tax charge
Policy years 1-5[4]
Partial Surrender Processing Fee	Upon a partial surrender of your Policy	The lesser of $25 or 2.0% of the amount of the partial surrender	$10
Transfer Fee	Upon a transfer of accumulation value	$25 for each transfer[5]	$25 for each transfer[5]
Policy Owner Additional Illustration Charge	Upon each request for a Policy illustration after the first in a Policy year	$25	$0

1 Statutory premium tax rates vary by state. For example, the highest premium tax rate, 3.5%, is in the state of Nevada, while the lowest premium tax rate, 0.5%, is in the state of Illinois. Certain local jurisdictions may assess additional premium taxes.

2 Instead of a premium tax charge, we assess a tax charge back of 1.78% of each premium payment for Policy owners residing in Oregon. See “Tax charge back” on page 67.

3 The premium expense charge will vary based on the insured person’s sex, age, and premium class. The premium expense charge shown in the table may not be typical of the charge you will pay. Page 3A of your Policy will indicate the maximum guaranteed premium expense charge applicable to your Policy. More detailed information concerning your premium expense charge is available on request from our Administrative Center shown under “Contact Information” on page 5 of this prospectus. Also see “Illustrations” on page 21 of this prospectus.

4 After the 5th Policy year, the current premium expense charge will be as follows:

Policy years 6-10	rate of 5%
Policy years 11+	rate of 2%

These reductions do not apply to the guaranteed charge. The guaranteed maximum charge is 10% regardless of Policy year.

5  The first 12 transfers in a Policy year are free of charge.

Transaction Fees
Charge	When Charge is Deducted	Guaranteed Charge	Current Charge
Surrender Charge

Maximum Charge[1]	Upon a partial surrender or a full surrender of your Policy[2]	$45 per $1,000 of specified amount	$45 per $1,000 of specified amount
Minimum Charge[3]	Upon a partial surrender or a full surrender of your Policy[2]	$2 per $1,000 of specified amount	$2 per $1,000 of specified amount
Representative Charge – for the first Policy year – for a 38 year old male, with a specified amount of $360,000	Upon a partial surrender or a full surrender of your Policy[2]	$19 per $1,000 of specified amount	$19 per $1,000 of specified amount

1 The Maximum Charge for both the maximum guaranteed charge and the current charge occurs during the insured person’s first Policy year. The Maximum Charge is for a male, age 60 at the Policy’s date of issue, with a specified amount of $360,000.

2 The Policies have a Surrender Charge that applies for a maximum of the first 9 Policy years and for a maximum of the first 9 Policy years following an increase in the Policy’s specified amount. The Surrender Charge will vary based on the insured person’s sex, age, premium class, Policy year and specified amount. The Surrender Charges shown in the table may not be typical of the charges you will pay. Pages 31 and 32 of your Policy will indicate the maximum guaranteed Surrender Charges applicable to your Policy. More detailed information concerning your Surrender Charge is available free of charge on request from our Administrative Center shown under “Contact Information” on page 5 of this prospectus.

3 The Minimum Charge for both the maximum guaranteed charge and the current charge occurs during the insured person’s fourteenth Policy year. The Minimum Charge is for a female, age 1 at the Policy’s date of issue, with a specified amount of $360,000.

The next tables describe the fees and expenses that you will pay periodically during the time that you own the Policy, not including Fund fees and expenses.

Periodic Charges (other than Fund fees and expenses)
Charge	When Charge is Deducted	Guaranteed Charge	Current Charge
Flat Monthly Charge	Monthly, at the beginning of each Policy month	$10	$10
Cost of Insurance Charge[1]
Maximum Charge[2]	Monthly, at the beginning of each Policy month	$83.33 per $1,000 of net amount at risk[3]	$33.33 per $1,000 of net amount at risk
Minimum Charge[4]	Monthly, at the beginning of each Policy month	$0.02 per $1,000 of net amount at risk	$0.01 per $1,000 of net amount at risk
Representative Charge for the first Policy year - for a 38 year old male, preferred non-tobacco, with a specified amount of $360,000	Monthly, at the beginning of each Policy month	$0.11 per $1,000 of net amount at risk	$0.04 per $1,000 of net amount at risk

1 The Cost of Insurance Charge will vary based on the insured person’s sex, age, premium class, Policy year and specified amount. The Cost of Insurance Charges shown in the table may not be typical of the charges you will pay. Page 28 of your Policy will indicate the maximum guaranteed Cost of Insurance Charge applicable to your Policy. More detailed information concerning your Cost of Insurance Charge is available on request from our Administrative Center shown under “Contact Information” on page 5of this prospectus. Also see “Illustrations” on page 21 of this prospectus.

2 The Maximum Charge for both the maximum guaranteed charge and the current charge occurs during following the policy anniversary nearest the insured person’s 112th birthday. The Maximum Charge for the maximum current charge occurs during the years following the policy anniversary nearest the insured person’s 101st birthday. The policy anniversary nearest the insured person’s 121st birthday is the Policy’s maximum maturity date. The Maximum Charge is for a male, standard tobacco, age 75 at the Policy’s date of issue, with a Specified Amount of $100,000.

3 The net amount at risk is the difference between the current death benefit under your Policy and your accumulation value under the Policy.

4 The Minimum Charge for both the maximum guaranteed charge and the current charge occurs in Policy year 1. The Minimum Charge is for a female, juvenile, age 6 at the Policy’s date of issue, with a specified amount of $1,000,000.

Periodic Charges (other than Fund fees and expenses)
Charge	When Charge is Deducted	Guaranteed Charge	Current Charge
Monthly Charge per $1,000 of specified amount[1]
Maximum Charge[2]	Monthly, at the beginning of each Policy month.[3]	$1.27 per $1,000 of specified amount	$1.27 per $1,000 of specified amount
Minimum Charge[4]	Monthly, at the beginning of each Policy month.[3]	$0.07 per $1,000 of specified amount	$0.07 per $1,000 of specified amount
Representative Charge – for a 38 year old male with a specified amount of $360,000	Monthly, at the beginning of each Policy month.[3]	$0.27 per $1,000 of specified amount	$0.27 per $1,000 of specified amount
Daily Charge (mortality and expense risk fee) Policy years 1-10[5]	Daily	annual effective rate of 0.70% of accumulation value invested in the variable investment options	annual effective rate of 0.25% of accumulation value invested in the variable investment options
Policy Loan Interest Charge	Annually, at the end of the Policy year	Accrues daily at annual effective rate of 4.75% of the loan balance	Accrues daily at annual effective rate of 4.75% of the loan balance

1 The Monthly Charge per $1,000 of specified amount will vary based on the amount of specified amount and the insured person’s sex, age and premium class. The Monthly Charge per $1,000 of specified amount shown in the table may not be typical of the charges you will pay. Page 3A of your Policy will indicate the initial Monthly Charge per $1,000 of specified amount applicable to your Policy. Your Policy refers to this charge as the “Monthly Expense Charge for the First Five Years.” More detailed information covering your Monthly Charge per $1,000 of specified amount is available on request from our Administrative Center, shown under “Contact Information” on page 5 of this prospectus, or your AGL representative. There is no additional charge for any illustrations which may show various amounts of coverage.

2 The maximum charge is for a 75 year old male, standard tobacco, with a specified amount of $360,000.

3 The charge is assessed during the first 5 Policy years and during the first 5 Policy years following an increase in specified amount. The charge assessed during the 5 Policy years following an increase in specified amount is only upon the amount of the increase in specified amount.

4 The minimum charge is for an 18 year old female, preferred plus, with a specified amount of $360,000.

5 After the 10th Policy year, the maximum daily charge will be as follows:

Policy years 11-20	annual effective rate of 0.35%
Policy years 21+	annual effective rate of 0.15%

These reductions in the maximum amount of the daily charge are guaranteed.

The next tables describe the fees and expenses that you will pay on a transaction basis or periodically if you elect an optional benefit rider during the time that you own the Policy.

Transaction Fees (optional benefit riders only)
Charge	When Charge is Deducted	Guaranteed Charge	Current Charge
Overloan Protection Rider
One-Time Charge	At time rider is exercised	5.0% of Policy’s accumulation value at time rider is exercised	3.5% of Policy’s accumulation value at time rider is exercised
Periodic Charges (optional benefit riders only)
Optional Benefit Rider	When Charge is Deducted	Guaranteed Charge	Current Charge
Accidental Death Benefit[1]
Maximum Charge[2]	Monthly, at the beginning of each Policy month	$0.15 per $1,000 of rider coverage	$0.15 per $1,000 of rider coverage
Minimum Charge[3]	Monthly, at the beginning of each Policy month	$0.07 per $1,000 of rider coverage	$0.07 per $1,000 of rider coverage
Representative Charge - for a 38 year old	Monthly, at the beginning of each Policy month	$0.09 per $1,000 of rider coverage	$0.09 per $1,000 of rider coverage
Children’s Insurance Benefit	Monthly, at the beginning of each Policy month	$0.48 per $1,000 of rider coverage	$0.48 per $1,000 of rider coverage
Spouse Term[4]
Maximum charge[5]	Monthly at the beginning of each Policy month	$4.67 per $1,000 of rider coverage	$3.38 per $1,000 of rider coverage
Minimum charge[6]	Monthly at the beginning of each Policy month	$0.07 per $1,000 of rider coverage	$0.01 per $1,000 of rider coverage
Representative Charge - for a 38 year old male, preferred non-tobacco	Monthly at the beginning of each Policy month	$0.22 per $1,000 of rider coverage	$0.14 per $1,000 of rider coverage

            1 The charge for the Accidental Death Benefit Rider will vary based on the insured person’s age.

            2 The maximum charge is for a 65 year old.

            3 The minimum charge is for a 29 year old.

            4 The charge for the Spouse Term Rider will vary based on the spouse’s sex, age and premium class.

            5 The maximum charge is for a 70 year old male, standard tobacco.

            6 The minimum charge is for a 15 year old female, preferred non-tobacco.

Periodic Charges (optional benefit riders only)
Optional Benefit Rider	When Charge is Deducted	Guaranteed Charge	Current Charge
Waiver of Monthly Deduction[1]
Maximum Charge[2]	Monthly, at the beginning of each Policy month	$0.40 per $1,000 of net amount at risk attributable to the Policy	$0.40 per $1,000 of net amount at risk attributable to the Policy
Minimum Charge[3]	Monthly, at the beginning of each Policy month	$0.02 per $1,000 of net amount at risk attributable to the Policy	$0.02 per $1,000 of net amount at risk attributable to the Policy
Representative Charge - for a 38 year old	Monthly, at the beginning of each Policy month	$0.03 per $1,000 of net amount at risk attributable to the Policy	$0.03 per $1,000 of net amount at risk attributable to the Policy
Terminal Illness Rider
Interest on Benefit	At time rider benefit is paid and each Policy anniversary thereafter	Greater of (1) Moody’s Bond Average or (2) cash value interest rate plus 1.0%[4]	5.25%
Administrative Fee	At time of claim	$250	$150
Accelerated Access Solution[5]
Maximum Charge[6]	Monthly, at the beginning of each Policy month	$4.95 per $1000 of rider amount at risk	$4.95 per $1000 of rider amount at risk
Minimum Charge[7]	Monthly, at the beginning of each Policy month	$0.05 per $1000 of rider amount at risk	$0.05 per $1000 of rider amount at risk
Representative Charge - for a 50 year old male, preferred non-tobacco, with a specified amount of $360,000	Monthly, at the beginning of each Policy month	$0.13 per $1000 of rider amount at risk	$0.13 per $1000 of rider amount at risk

            1 This charge will vary based on the insured person’s age when we assess the charge.

            2 The maximum charge is for a 59 year old.

            3 The minimum charge is for an 18 year old.

            4 The guaranteed maximum interest rate will not exceed the greater of:

•	the Moody’s corporate Bond Yield Average-Monthly Average Corporates for the month of October preceding the calendar year for which the loan interest rate is determined; or
•	the interest rate used to calculate cash values in the Fixed Account during the period for which the interest rate is determined, plus 1%.

            5 The charge for the Accelerated Access Solution will vary based on the insured person’s accelerated benefit amount option, age, sex, and premium class.

            6 The maximum charge is for an 80 year old female, standard tobacco, with a specified amount of $100,000.

            7 The minimum charge is for an 18 year old male, preferred plus, with a specified amount of $100,000.

Periodic Charges for Optional Benefit Riders
Charge	When Charge is Deducted	Guaranteed Charge	Current Charge
Guaranteed Minimum Death Benefit Rider Charge[1]
Maximum Charge[2]	Monthly, at the beginning of each Policy month	$83.33 per $1000 of net amount at risk	$83.33 per $1000 of net amount at risk
Minimum Charge[3]	Monthly, at the beginning of each Policy month	$0.01 per $1000 of net amount at risk	$0.01 per $1000 of net amount at risk
Representative Charge - for a 50 year old male, preferred non-tobacco, with a specified amount of $360,000	Monthly, at the beginning of each Policy month	$0.28 per $1000 of net amount at risk	$0.17 per $1000 of net amount at risk
Lifestyle Income Ridersm Charge[1]
Maximum Charge[4]	Monthly, at the beginning of each Policy month	$2.35 per $1000 of rider amount at risk	$2.35 per $1000 of rider amount at risk
Minimum Charge[5]	Monthly, at the beginning of each Policy month	$0.01 per $1000 of rider amount at risk	$0.01 per $1000 of rider amount at risk
Representative Charge - for a 50 year old male, preferred non-tobacco, with a specified amount of $360,000	Monthly, at the beginning of each Policy month	$0.12 per $1000 of rider amount at risk	$0.12 per $1000 of rider amount at risk

            1 The charge for the Guaranteed Minimum Death Benefit rider and the Lifestyle Income Rider will vary based on the insured person’s sex, age, premium class and death benefit Option selected. If you elect the Lifestyle Income Rider you must also elect the Guaranteed Minimum Death Benefit rider.

            2 The maximum charge is for an 85 year old male, standard tobacco, with a specified amount of $360,000.

            3 The minimum charge is for an 18 year old female, preferred plus, non-tobacco, with a specified amount of $360,000.

            4 The maximum charge is for a 70 year old female, preferred plus, with a Specified Amount of $360,000.

        5 The minimum charge is for an 18 year old male, standard tobacco, with a Specified Amount of $360,000.

The next table describes the Fund fees and expenses that you will pay periodically during the time that you own the Policy. The table shows the maximum and minimum Total Annual Fund Operating Expenses before contractual waiver or reimbursement for any of the Funds for the fiscal year ended December 31, 2013. Current and future expenses for the Funds may be higher or lower than those shown.

Annual Fund Fees and Expenses (expenses that are deducted from the Fund assets)
Charge	Maximum	Minimum
Total Annual Fund Operating Expenses for all of the Funds (expenses that are deducted from portfolio assets include management fees, distribution (12b-1) fees, and other expenses)[1]	1.28%	0.28%

Details concerning each Fund’s specific fees and expenses are contained in the Funds’ prospectuses.

1 Currently 8 of the Funds have contractual reimbursements or fee waivers. These reimbursements or waivers expire on April 30, 2015. These contractual reimbursements or fee waivers do not change the maximum or minimum annual Fund fees and expenses reflected in the table.

GENERAL INFORMATION

American General Life Insurance Company

We are American General Life Insurance Company (“AGL”). AGL is a stock life insurance company organized under the laws of Texas. AGL’s home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. (“AIG”), a Delaware corporation.

AIG is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institutional, and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange. More information about AIG may be found in the regulatory filings AIG files from time to time with the U.S. Securities and Exchange Commission (“SEC”) at www.sec.gov.

AGL is regulated for the benefit of Policy owners by the insurance regulator in its state of domicile and also by all state insurance departments where it is licensed to conduct business. AGL is required by its regulators to hold a specified amount of reserves in order to meet its contractual obligations to Policy owners. Insurance regulations also require AGL to maintain additional surplus to protect against a financial impairment; the amount of which surplus is based on the risks inherent in AGL’s operations.

Separate Account VL-R

We hold the Fund shares in which any of your accumulation value is invested in the Separate Account. The Separate Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

For record keeping and financial reporting purposes, the Separate Account is divided into 89 separate “divisions,” 47 of which correspond to the 47 variable “investment options” under the Policy. The remaining 42 divisions, and all of these 47 divisions, represent investment options available under other variable universal life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds. Income, gains and losses credited to, or charged against, the Separate Account reflect the Separate Account’s own investment experience and not the investment experience of AGL’s other assets.

The assets in the Separate Account are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners.

Statement of Additional Information

We have filed a Statement of Additional Information (the “SAI”) with the SEC which includes more information about your Policy. The back cover page to this prospectus describes how you can obtain a copy of the SAI.

Communication with AGL

When we refer to “you,” we mean the person who is authorized to take any action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or changes among the investment options.

Administrative Center. The Administrative Center provides service to all Policy owners. See “Contact Information” on page 5 of this prospectus. For applications, your AGL representative will tell you if you should use an address other than the Administrative Center address. All premium payments, requests, directions and other communications should be directed to the appropriate location. You should mail premium payments and loan repayments (or use express delivery, if you wish) directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown under “Contact Information” on page 5. You should communicate notice of the insured person’s death, including any related documentation, to our Administrative Center address.

E-Delivery, E-Service, telephone transactions and written transactions. There are several different ways to request and receive Policy services.

E-Delivery. Instead of receiving paper copies by mail of certain documents we are required to provide to you, including annual Policy and Fund prospectuses, you may select E-Delivery. E-Delivery allows you to receive notification by E-mail when new or updated documents are available that pertain to your Policy. You may then follow the link contained within the Email to view these documents on-line. You may find electronically received documents easier to review and retain than paper documents. To enroll for E-Delivery, you can complete certain information at the time of your Policy application (with one required extra signature). If you prefer, you can go to www.aig.com/lifeinsurance and at the same time you enroll for E-Service, enroll for E-Delivery. You do not have to enroll for E-Service to enroll for E-Delivery unless you enroll on-line. You may select or cancel E-Delivery at any time. There is no charge for E-Delivery.

E-Service. You may enroll for E-Service to have access to on-line services for your Policy. These services include transferring values among investment options and changing allocations for future premiums. You can also view Policy statements. If you have elected E-Service, you may choose to handle certain Policy requests by E-Service, in writing or by telephone. We expect to expand the list of available E-Service transactions in the future. To enroll for E-Service, go to www.aig.com/lifeinsurance, click the E-Service login link, and complete the on-line enrollment pages. You may select or cancel the use of E-Service at any time. There is no charge for E-Service.

E-Service transactions, telephone transactions and written transactions. Certain transaction requests currently must be made in writing. You must make the following requests in writing (unless you are permitted to make the requests by E-Service or by telephone. See “Telephone transactions” on page 21).

•	transfer of accumulation value;*
•	change of allocation percentages for premium payments;*
•	change of allocation percentages for Policy deductions;*
•	telephone transaction privileges;*
•	loan;*
•	full surrender;
•	partial surrender;*
•	premium payments;**
•	change of beneficiary or contingent beneficiary;
•	loan repayments or loan interest payments;**
•	change of death benefit option or manner of death benefit payment;
•	change in specified amount;
•	addition or cancellation of, or other action with respect to any benefit riders;
•	election of a payment option for Policy proceeds; and
•	tax withholding elections.

*	These transactions are permitted by E-Service, by telephone or in writing.
**	These transactions are permitted by E-Service or in writing.

We have special forms which should be used for loans, assignments, partial and full surrenders, changes of owner or beneficiary, and all other contractual changes. You will be asked to return your Policy when you request a full surrender. You may obtain these forms from our Administrative Center, shown under “Contact Information” on page 5, or from your AGL representative. Each communication must include your name, Policy number and, if you are not the insured person, that person’s name. We cannot process any requested action that does not include all required information.

One-time premium payments using E-Service. You may use E-Service to schedule one-time premium payments for your Policy. The earliest scheduled payment date available is the next business day. For the purposes of E-Service one-time premium payments only, a business day is a day the United

States Federal Reserve System (“Federal Reserve”) is open. If payment scheduling is completed after 4:00 p.m. Eastern time, then the earliest scheduled payment date available is the second business day after the date the payment scheduling is completed.

Generally, your payment will be applied to your Policy on the scheduled payment date, and it will be allocated to your chosen variable investment options based upon the prices set after 4:00 p.m. Eastern time on the scheduled payment date. See “Effective Date of Policy and Related Transactions” on page 28.

Premium payments may not be scheduled for Federal Reserve holidays, even if the New York Stock Exchange (“NYSE”) is open. If the NYSE is closed on your scheduled payment date, your payment will be allocated to your chosen variable investment options based upon the prices set after 4:00 p.m. Eastern time on the first day the NYSE is open following your scheduled payment date.

Telephone transactions. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your AGL representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person’s and owner’s names, and a form of personal identification from the caller. We will promptly mail a written confirmation of the transaction. If (a) many people seek to make telephone requests at or about the same time, or (b) our recording equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. You should submit a written request if you cannot make a telephone request. Also, if due to malfunction or other circumstances your telephone request is incomplete or not fully comprehensible, we will not process the transaction. The phone number for telephone requests is 1-800-340-2765.

General. It is your responsibility to carefully review all documents you receive from us and immediately notify the Administrative Center of any potential inaccuracies. We will follow up on all inquiries. Depending on the facts and circumstances, we may retroactively adjust your Policy, provided you notify us of your concern within 30 days of receiving the transaction confirmation, statement or other document. Any other adjustments we deem warranted are made as of the time we receive notice of the potential error. If you fail to notify the Administrative Center of any potential mistakes or inaccuracies within 30  days of receiving any document, we will deem you to have ratified the transaction.

Illustrations

We may provide you with illustrations for your Policy’s death benefit, accumulation value, and cash surrender value based on hypothetical rates of return. Hypothetical illustrations also assume costs of insurance for a hypothetical person. These illustrations are illustrative only and should not be considered a representation of past or future performance. Your actual rates of return and actual charges may be higher or lower than these illustrations. The actual return on your accumulation value will depend on factors such as the amounts you allocate to particular investment options, the amounts deducted for the Policy’s fees and charges, the variable investment options’ fees and charges, and your Policy loan and partial surrender history.

Before you purchase the Policy, we will provide you with what we refer to as a personalized illustration. A personalized illustration shows future benefits under the Policy based upon (1) the proposed insured person’s age and premium class and (2) your selection of a death benefit Option, specified amount, planned periodic premiums, riders, and proposed investment options.

After you purchase the Policy and upon your request, we will provide a similar personalized illustration that takes into account your Policy’s actual values and features as of the date the illustration is prepared. We reserve the right to charge a maximum fee of $25 for personalized illustrations prepared after the Policy is issued if you request us to do so more than once each year. We do not currently charge for additional personalized illustrations.

VARIABLE INVESTMENT OPTIONS

We divided the Separate Account into variable investment options, each of which invests in shares of a corresponding Fund. We have listed the investment options in the following two tables. The name of each Fund or a footnote for the Fund describes its type (for example, money market fund, growth fund, equity fund, etc.). The text of the footnotes follows the tables. Fund sub-advisers are shown in parentheses.

Variable Investment Options	Investment Adviser (sub-adviser, if applicable)
Alger Capital Appreciation Portfolio - Class I-2 Shares	Fred Alger Management, Inc.
American Century® VP Value Fund	American Century Investment Management, Inc.
American Funds IS Asset Allocation FundSM - Class 2 (high total return (including income and capital gains) consistent with preservation of capital over the long term)	Capital Research and Management Company
American Funds IS Global Growth FundSM - Class 2	Capital Research and Management Company
American Funds IS Growth FundSM - Class 2	Capital Research and Management Company
American Funds IS Growth-Income FundSM - Class 2	Capital Research and Management Company
American Funds IS High-Income Bond FundSM – Class 2	Capital Research and Management Company
American Funds IS International FundSM - Class 2 (long-term growth of capital)	Capital Research and Management Company
Anchor ST Capital Appreciation Portfolio - Class 3	SunAmerica Asset Management Corp.* (Wellington Management Company, LLP)
Anchor ST Government and Quality Bond Portfolio - Class 3	SunAmerica Asset Management Corp.* (Wellington Management Company, LLP)
Fidelity® VIP Contrafund® Portfolio - Service Class 2 (long-term capital appreciation)	Fidelity Management & Research Company (FMR) (FMR Co., Inc.) (Other affiliates of FMR)
Fidelity® VIP Equity-Income Portfolio - Service Class 2	Fidelity Management & Research Company (FMR) (FMR Co., Inc.) (Other affiliates of FMR)
Fidelity® VIP Growth Portfolio - Service Class 2	Fidelity Management & Research Company (FMR) (FMR Co., Inc.) (Other affiliates of FMR)
Fidelity® VIP Mid Cap Portfolio - Service Class 2	Fidelity Management & Research Company (FMR) (FMR Co., Inc.) (Other affiliates of FMR)
Fidelity® VIP Money Market Portfolio - Service Class 2	Fidelity Management & Research Company (FMR) (Fidelity Investments Money Management, Inc.) (Other affiliates of FMR)
Franklin Templeton Franklin Small Cap Value VIP Fund - Class 2	Franklin Advisory Services, LLC
Franklin Templeton Franklin Mutual Shares VIP Fund - Class 2 (capital appreciation with income as a secondary goal)	Franklin Mutual Advisers, LLC
Invesco V.I. Global Real Estate Fund - Series I Shares	Invesco Advisers, Inc. (Invesco Asset Management Limited)

Variable Investment Options	Investment Adviser (sub-adviser, if applicable)
Invesco V.I. Growth and Income Fund - Series I Shares	Invesco Advisers, Inc.
Invesco V.I. International Growth Fund - Series I Shares	Invesco Advisers, Inc.
Janus Aspen Enterprise Portfolio - Service Shares (long-term growth of capital)	Janus Capital Management LLC
Janus Aspen Forty Portfolio - Service Shares (long-term growth of capital)	Janus Capital Management LLC
JPMorgan IT Core Bond Portfolio - Class 1 Shares	J.P. Morgan Investment Management Inc.
JPMorgan IT International Equity Portfolio - Class 1 Shares	J.P. Morgan Investment Management Inc.
MFS® VIT New Discovery Series - Initial Class (capital appreciation)	Massachusetts Financial Services Company
MFS® VIT Research Series - Initial Class (capital appreciation)	Massachusetts Financial Services Company
Neuberger Berman AMT Mid-Cap Growth Portfolio - Class I	Neuberger Berman Management LLC (Neuberger Berman LLC)
Oppenheimer Global Fund/VA - Non-Service Shares	OFI Global Asset Management, Inc. (OppenheimerFunds, Inc.)
PIMCO CommodityRealReturn® Strategy Portfolio - Administrative Class (maximum real return)	Pacific Investment Management Company LLC
PIMCO Global Bond Portfolio (Unhedged) - Administrative Class	Pacific Investment Management Company LLC
PIMCO Real Return Portfolio - Administrative Class (maximum real return)	Pacific Investment Management Company LLC
PIMCO Short-Term Portfolio - Administrative Class	Pacific Investment Management Company LLC
PIMCO Total Return Portfolio - Administrative Class	Pacific Investment Management Company LLC
Seasons ST Mid Cap Value Portfolio – Class 3	SunAmerica Asset Management Corp.* (Goldman Sachs Asset Management, LP) (Lord, Abbett & Co. LLC)
SunAmerica ST Balanced Portfolio - Class 1 Shares (conservation of principal and capital appreciation)	SunAmerica Asset Management Corp.* (J.P. Morgan Investment Management, Inc.)
VALIC Co. I Dynamic Allocation Fund[1]	VALIC** (SunAmerica Asset Management Corp.) (AllianceBernstein L.P.)
VALIC Co. I Emerging Economies Fund (capital appreciation)	VALIC** (J.P. Morgan Investment Management Inc.)
VALIC Co. I Foreign Value Fund (long-term growth of capital)	VALIC** (Templeton Global Advisors Limited)
VALIC Co. I International Equities Fund	VALIC** (PineBridge Investments LLC)
VALIC Co. I Mid Cap Index Fund	VALIC** (SunAmerica Asset Management Corp.)
VALIC Co. I Nasdaq-100® Index Fund	VALIC** (SunAmerica Asset Management Corp.)
VALIC Co. I Science & Technology Fund[2]	VALIC** (RCM Capital Management, LLC) (T. Rowe Price Associates, Inc.) (Wellington Management Company, LLP)
VALIC Co. I Small Cap Index Fund	VALIC** (SunAmerica Asset Management Corp.)
VALIC Co. I Stock Index Fund	VALIC** (SunAmerica Asset Management Corp.)
VALIC Co. II Mid Cap Value Fund[3]	VALIC** (Robeco Investment Management, Inc.) (Tocqueville Asset Management, L.P.) (Wellington Management Company, LLP)
VALIC Co. II Socially Responsible Fund[4]	VALIC** (SunAmerica Asset Management Corp.)
VALIC Co. II Strategic Bond Fund	VALIC** (PineBridge Investments LLC)

[1]

The Fund type for VALIC Co. I Dynamic Allocation Fund is capital appreciation and current income while managing net equity exposure. The Fund has an investment strategy that may serve to reduce the risk of investment losses that could require AGL to use its own assets to make payments in connection with certain guarantees under the Policy. In addition, the Fund may enable AGL to more efficiently manage its financial risks associated with guarantees like death benefits, due in part to a formula developed by AGL and provided to the Fund’s sub-advisers. The formula used by the sub-advisers is described in the Fund’s prospectus and may change over time based on proposals by AGL. Any changes to the formula proposed by AGL will be implemented only if they are approved by the Fund’s investment adviser and the Fund’s Board of Directors, including a majority of the Board’s independent directors. Please see the VALIC Company I prospectus and Statement of Additional Information for details.
[2]	The Fund type for VALIC Co. I Science & Technology Fund is long-term capital appreciation. This Fund is a sector fund.
[3]	The Fund type for VALIC Co. II Mid Cap Value Fund is capital growth, through investment in equity securities of medium capitalization companies using a value-oriented investment approach.
[4]	The Fund type for VALIC Co. II Socially Responsible Fund is growth of capital through investment, primarily in equity securities, in companies which meet the social criteria established for the Fund.

*	SunAmerica Asset Management Corp. is an affiliate of AGL.
**	“VALIC” means The Variable Annuity Life Insurance Company, an affiliate of AGL.

From time to time, certain Fund names are changed. When we are notified of a name change, we will make changes so that the new name is properly shown. However, until we complete the changes on our systems, we may provide you with various forms, reports and confirmations that reflect a Fund’s prior name.

You can learn more about the Funds, their investment policies, risks, expenses and all other aspects of their operations by reading their applicable Fund prospectuses. You should carefully read the Funds’ prospectuses before you select any variable investment option. We do not guarantee that any Fund will achieve its objective. In addition, no single Fund or investment option, by itself, constitutes a balanced investment plan. A Fund’s prospectus may occasionally be supplemented by the Fund’s Investment Adviser. Please check the AG Platinum Choice VUL webpage at www.aig.com/_3789_533840.html to view the Fund prospectuses and their supplements, or contact us at our Administrative Center to request copies of Fund prospectuses and their supplements.

We have entered into various services agreements with most of the advisers or administrators for the Funds. We receive payments for the administrative services we perform such as proxy mailing and tabulation, mailing of Fund related information and responding to Policy owners’ inquiries about the Funds. Currently, these payments range from 0.10% to 0.35% of the daily market value of the assets invested in the underlying Fund as of a certain date, usually paid at the end of each calendar quarter.

We have entered into a services agreement with PIMCO Variable Insurance Trust (“PIMCO”) under which we receive fees of up to 0.15% of the daily market value of the assets invested in the underlying Fund, paid directly by PIMCO for services we perform.

We also receive what are referred to as “12b-1 fees” from some of the Funds themselves. These fees are designed to help pay for our direct and indirect distribution costs for the Policies. These fees are generally equal to 0.25% of the daily market value of the assets invested in the underlying Fund.

From time to time some of these arrangements, except for 12b-1 arrangements, may be renegotiated so that we receive a greater payment than previously paid depending on our determination that the expenses we incur are greater than we anticipated. If the expenses we incur are less than we anticipated, we may make a profit from some of these arrangements. These payments do not result in any additional charges under the Policies that are not described under “Charges Under the Policy” on page 67.

We offer Funds of the Anchor Series Trust, Seasons Series Trust, SunAmerica Series Trust, VALIC Co. I and VALIC Co. II at least in part because they are managed by SunAmerica Asset Management Corp. or VALIC, each an affiliate of AGL. AGL and/or its affiliates may be subject to certain conflicts of interest as AGL may derive greater revenues from Funds managed by affiliates than certain other available funds.

Payments We Make

We make payments in connection with the distribution of the Policies that generally fall into the three categories below.

Commissions. Registered representatives of broker-dealers (“selling firms”) licensed under federal securities laws and state insurance laws sell the Policy to the public. The selling firms have entered into written selling agreements with the Company and American General Equity Services Corporation, the distributor of the Policies. We pay commissions to the selling firms for the sale of your Policy. The selling firms are paid commissions for the promotion and sale of the Policies according to one or more schedules. The amount and timing of commissions will vary depending on the selling firm and its selling agreement with us.

The registered representative who sells you the Policy typically receives a portion of the compensation we pay to his/her selling firm, depending on the agreement between the selling firms and its registered representative and their internal compensation program. We are not involved in determining your registered representatives’ compensation.

Additional cash compensation. We may enter into agreements to pay selling firms support fees in the form of additional cash compensation (“revenue sharing”). These revenue sharing payments may be intended to reimburse the selling firms for specific expenses incurred or may be based on sales, certain assets under management, longevity of assets invested with us and/or a flat fee. Asset-based payments primarily create incentives to service and maintain previously sold Policies. Sales-based payments primarily create incentives to make new sales of Policies.

These revenue sharing payments may be consideration for, among other things, product placement/preference and visibility, greater access to train and educate the selling firm’s registered representatives about our Policies, our participation in sales conferences and educational seminars and for selling firms to perform due diligence on our Policies. The amount of these fees may be tied to the anticipated level of our access in that selling firm.

We enter into such revenue sharing arrangements in our discretion and we may negotiate customized arrangements with selling firms, including affiliated and non-affiliated selling firms based on various factors. These special compensation arrangements are not offered to all selling firms and the terms of such arrangements may vary between selling firms depending on, among other things, the level and type of marketing and distribution support provided, assets under management and the volume and size of the sales of our Policies.

If allowed by his or her selling firm, a registered representative or other eligible person may purchase a Policy on a basis in which an additional amount is credited to the Policy.

We do not assess a specific charge directly to you or your separate account assets in order to cover commissions and other sales expenses and incentives we pay. However, we anticipate recovering these amounts from our profits which are derived from the fees and charges collected under the Policy. We hope to benefit from these revenue sharing arrangements through increased sales of our Policies and greater customer service support.

Revenue sharing arrangements may provide selling firms and/or their registered representatives with an incentive to favor sales of our Policies over other variable universal life insurance policies (or other investments) with respect to which a selling firm does not receive the same level of additional compensation. You should discuss with your selling firm and/or registered representative how they are compensated for sales of a Policy and/or any resulting real or perceived conflicts of interest. You may wish to take such revenue sharing arrangements into account when considering or evaluating any recommendation relating to this Policy.

Non-cash compensation. Some registered representatives may receive various types of non-cash compensation such as gifts, promotional items and entertainment in connection with our marketing efforts. We may also pay for registered representatives to attend educational and/or business seminars. Any such compensation is paid in accordance with SEC and the Financial Industry Regulatory Authority rules.

Payments We Receive

We may directly or indirectly receive revenue sharing payments from the trusts, their investment advisers, sub-advisers and/or distributors (or affiliates thereof), in connection with certain administrative, marketing and other services we provide and related expenses we incur. The availability of these revenue sharing arrangements creates an incentive for us to seek and offer Funds (and classes of shares of such Funds) that make such payments to us. Other Funds (or available classes of shares) may have lower fees and better overall investment performance. Not all trusts pay the same amount of revenue sharing. Therefore, the amount of fees we collect may be greater or smaller based on the Funds you select.

We generally receive three kinds of payments described below.

Rule 12b-1 or service fees. We receive 12b-1 fees of up to 0.25% or service fees of up to 0.35% of the average daily net assets in certain Funds. These fees are deducted directly from the assets of the Funds.

Administrative, marketing and support service fees. We receive compensation of up to 0.35% annually based on assets under management from certain trusts’ investment advisers, subadvisers and/or distributors (or affiliates thereof). These payments may be derived, in whole or in part, from the investment management fees deducted from assets of the Funds or wholly from the assets of the Funds. Policy owners, through their indirect investment in the trusts, bear the costs of these investment management fees, which in turn will reduce the return on your investment. These amounts are generally based on assets under management from certain trusts’ investment advisers or their affiliates and vary by trust. Some investment advisers, subadvisers and/or distributors (or affiliates thereof) pay us more than others.

Other payments. Certain investment advisers, subadvisers and/or distributors (or affiliates thereof) may help offset the costs we incur for marketing activities and training to support sales of the Funds in the Policy. These amounts are paid voluntarily and may provide such advisers, subadvisers and/or distributors access to national and regional sales conferences attended by our employees and registered representatives. The amounts paid depend on the nature of the meetings, the number of meetings attended, the costs expected to be incurred and the level of the adviser’s, subadviser’s or distributor’s participation.

In addition, we (and our affiliates) may receive occasional gifts, entertainment or other compensation as an incentive to market the Funds and to cooperate with their marketing efforts. As a result of these payments, the investment advisers, subadvisers and/or distributors (or affiliates thereof) may benefit from increased access to our wholesalers and to our affiliates involved in the distribution of the Policy.

Voting Privileges

We are the legal owner of the Funds’ shares held in the Separate Account. However, you may be asked to instruct us how to vote the Fund shares held in the various Funds that are attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes that you may direct related to a particular Fund is equal to (a) your accumulation value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized.

We will vote all shares of each Fund that we hold of record, including any shares we own on our own behalf, in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the Separate Account. Even if Policy owners participating in that Fund choose not to provide voting instructions, we will vote the Fund’s shares in the same proportions as the voting instructions which we actually receive. As a result, the instructions of a small number of Policy owners could determine the outcome of matters subject to shareholder vote.

If you are asked to give us voting instructions, we will send you the proxy material and a form for providing such instructions. Should we determine that we are no longer required to send the owner such materials, we will vote the shares as we determine in our sole discretion.

In certain cases, we may disregard instructions relating to changes in a Fund’s investment manager or its investment policies. We will advise you if we do and explain the reasons in our next report to Policy owners. AGL reserves the right to modify these procedures in any manner that the laws in effect from time to time allow.

FIXED ACCOUNT

We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. The minimum guaranteed rate of interest we credit is shown on your Policy Schedule. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under “Allocation of charges” on page 71. The “daily charge” described on page 68 and the fees and expenses of the Funds discussed on page 18 do not apply to the Fixed Account.

You may transfer accumulation value into the Fixed Account at any time. However, there are restrictions on the amount you may transfer out of the Fixed Account in a Policy year. Please see “Transfers of existing accumulation value” on page 35.

Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Obligations that are paid out of our general account include any amounts you have allocated to the Fixed Account, including any interest credited thereon, and amounts owed under your Policy for death and/or living benefits which are in excess of portions of Policy value allocated to the variable investment options. The obligations and guarantees under the Policy are our sole responsibility. Therefore, payments of these obligations are subject to our financial strength and claims paying ability, and our long term ability to make such payments. The general account assets are invested in accordance with applicable state regulation. These assets are exposed to the typical risks normally associated with a portfolio of fixed income securities, namely interest rate, option, liquidity and credit risk. We manage our exposure to these risks by, among other things, closely monitoring and matching the duration and cash flows of our assets and liabilities, monitoring or limiting prepayment and extension risk in our portfolio, maintaining a large percentage of our portfolio in highly liquid securities and engaging in a disciplined process of underwriting, reviewing and monitoring credit risk.

Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account. The minimum annual effective rate is 2%.

Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our Fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

POLICY FEATURES

Age

Generally, our use of age in your Policy and this prospectus refers to a person who is between six months younger and six months older than the stated age. Sometimes we refer to this as the “age nearest birthday.”

Effective Date of Policy and Related Transactions

Valuation dates, times, and periods. We compute values under a Policy on each day that the NYSE is open for business. We call each such day a “valuation date” or a “business day.”

We compute Policy values as of the time the NYSE closes on each valuation date, which usually is 3:00 p.m. Central time. We call this our “close of business.” We call the time from the close of business on one valuation date to the close of business of the next valuation date a “valuation period.” We are closed only on those holidays the NYSE is closed.

Fu nd pricing. Each Fund produces a price per Fund share following each close of the NYSE and provides that price to us. We then determine the Fund value at which you may invest in the particular investment option, which reflects the change in value of each Fund reduced by the daily charge and any other charges that are applicable to your Policy.

Date of receipt. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in good order at any of the addresses shown on page 5 of this prospectus. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the following valuation date. Any premium payments we receive after our close of business are held in our general account until the next business day.

If we receive your premiums through payroll allotment, such as salary deduction or salary reduction programs, we consider that we receive your premium on the day we actually receive it, rather than the day the deduction from your payroll occurs. This is important for you to know because your premium receives no interest or earnings for the time between the deduction from your payroll and our receipt of the payment. We do not accept military allotment programs.

Commencement of insurance coverage. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to determine whether to issue a Policy to you and, if so, what the insured person’s premium class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the initial premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person’s health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $500,000 provided the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our “Limited Temporary Life Insurance Agreement,” available to you when you apply for a Policy.

Date of issue; Policy months and years. We prepare the Policy only after we approve an application for a Policy and assign the appropriate premium class. The day we begin to deduct charges will appear on page 3 of your Policy and is called the “Date of Issue.” Policy months and years are measured from the date of issue. To preserve a younger age at issue for the insured person, we may assign a date of issue to a Policy that is up to 6 months earlier than otherwise would apply.

Monthly deduction days. Each charge that we deduct monthly is assessed against your accumulation value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these “monthly deduction days.”

Commencement of investment performance. We invest your initial premium in any variable investment options you have chosen, as well as the Fixed Account, on the later of (a) the date of issue, or (b) the date all requirements needed to place the Policy in force have been reviewed and found to be satisfactory, including underwriting approval and receipt of the necessary premium. In the case of a back-dated Policy, we do not credit an investment return to the accumulation value resulting from your initial premium payment until the date stated in (b) above.

Effective date of other premium payments and requests that you make. Premium payments (after the first) and transactions made in response to your requests and elections are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

•	Increases or decreases you request in the specified amount of insurance, reinstatement of a Policy that has lapsed, and changes in death benefit Option take effect on the Policy’s monthly deduction day if your request is approved on that day or on the next monthly deduction day following our approval if we approve your request on any other day of the month;

•	We may return premium payments, make a partial surrender or reduce the death benefit if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law or exceed the maximum net amount at risk;

•	If you exercise your right to return your Policy described under “Free look period”, your coverage will end when you deliver it to your AGL insurance representative, or if you mail it to us, the date it is postmarked; and

•	If you pay a premium at the same time that you make a Policy request which requires our approval, your payment will be applied when received rather than following the effective date of the requested change, but only if your Policy is in force and the amount paid will not cause you to exceed premium limitations under the Internal Revenue Code of 1986, as amended (The “Code”). If we do not approve your Policy request, your premium payment will still be accepted in full or in part (we will return to you the portion of your premium payment that would be in violation of the maximum premium limitations under the Code). We will not apply this procedure to premiums you pay in connection with reinstatement requests.

Death Benefits

Your specified amount of insurance. In your application to buy an AG Platinum Choice VUL Policy, you tell us how much life insurance coverage you want. We call this the “specified amount” of insurance.

We also guarantee a death benefit for a specified period, provided you have paid the required monthly guarantee premiums. The guaranteed death benefit is equal to the specified amount (less any indebtedness) and any benefit riders. We refer to this guarantee in both your Policy and this prospectus as the “guarantee period benefit.” We offer one guarantee period benefit rider, as well as a guaranteed minimum withdrawal benefit rider that includes a guarantee period benefit. We provide more information about the specified amount and the guarantee period benefit under “Guarantee period benefit,” on page 34 and a discussion of the two riders under “Additional Benefit Riders” on page 40. You should read these other discussions carefully because they contain important information about how the choices you make can affect your benefits and the amount of premiums and charges you may have to pay.

Investment performance affects the amount of your Policy’s accumulation value. We deduct all charges from your accumulation value. The amount of the monthly charges may differ from month to month. However, as long as all applicable charges are paid timely each month, the specified amount of insurance payable under your Policy is unaffected by investment performance. (See “Monthly insurance charge” on page 68.)

Your death benefit. You must choose one of two death benefit Options under your Policy at the time it is issued.

You can choose Option 1 or Option 2 at the time of your application or at any later time before the Policy’s maturity date. The death benefit we will pay is reduced by any outstanding Policy loans and increased by any unearned loan interest we may have already charged. Depending on the Option you choose, the death benefit we will pay is:

•	Option 1 - The specified amount on the date of the insured person’s death.

•	Option 2 - The sum of (a) the specified amount on the date of the insured person’s death and (b) the Policy’s accumulation value as of the date of death.

See “Partial surrender” on page 60 for more information about the effect of partial surrenders on the amount of the death benefit.

Under Option 2, your death benefit will be higher than under Option 1. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your accumulation value for the same amount of premium will be higher under Option 1 than under Option 2.

Any premiums we receive after the insured person’s date of death will be returned and not included in your accumulation value.

Required minimum death benefit. We may be required under federal tax law to pay a larger death benefit than what would be paid under your chosen death benefit Option. We refer to this larger benefit as the “required minimum death benefit” as explained below.

Federal tax law requires a minimum death benefit (the required minimum death benefit) in relation to the accumulation value for a Policy to qualify as life insurance. We will automatically increase the death benefit of a Policy if necessary to ensure that the Policy will continue to qualify as life insurance. One of two tests under current federal tax law can be used: the “guideline premium test” or the “cash value accumulation test.” You must elect one of these tests when you apply for a Policy. After we issue your Policy, the choice may not be changed.

There is an exception to your electing one of the tests. If you purchase the guaranteed minimum withdrawal benefit rider, we will automatically provide you with the guideline premium test.

If you choose the guideline premium test, total premium payments paid in a Policy year may not exceed the guideline premium payment limitations for life insurance set forth under federal tax law. In addition to meeting the premium requirements, the death benefit must be large enough when compared to the accumulation value to meet the minimum death benefit requirement. If you choose the cash value accumulation test, there are no limits on the amount of premium you can pay in a Policy year, as long as the death benefit is large enough compared to the accumulation value to meet the minimum death benefit requirement.

The other major difference between the two tax tests involves the Policy’s required minimum death benefit. The required minimum death benefit is calculated as shown in the tables that follow.

If you selected death benefit Option 1 or Option 2 at any time when the required minimum death benefit is more than the death benefit payable under the Option you selected, the death benefit payable would be the required minimum death benefit.

Under federal tax law rules, if you selected death benefit Option 1 and elected the cash value accumulation test, rather than the guideline premium test, the payment of additional premiums may cause your accumulation value to increase to the required minimum death benefit. Therefore, choosing the cash value accumulation test may make it more likely that the required minimum death benefit will apply if you select death benefit Option 1.

If you anticipate that your Policy may have a substantial accumulation value in relation to its death benefit, you should be aware that the cash value accumulation test may cause your Policy’s death benefit to be higher than if you had chosen the guideline premium test. To the extent that the cash value accumulation test does result in a higher death benefit, the cost of insurance charges deducted from your Policy will also be higher. This compensates us for the additional risk that we might have to pay the required minimum death benefit.

If you have selected the cash value accumulation test, we calculate the required minimum death benefit by multiplying your Policy’s accumulation value by a required minimum death benefit percentage that will be set forth on page 27 of your Policy. The required minimum death benefit percentage varies based on the age and premium class of the insured person. Below is an example of applicable required minimum death benefit percentages for the cash value accumulation test. The percentages shown are for a male, non-tobacco, ages 40 to 120.

APPLICABLE PERCENTAGES UNDER CASH VALUE ACCUMULATION TEST
Insured Person’s Attained Age	40	45	50	55	60	65	70	75	99	100+
%	407%	343%	292%	249%	214%	187%	165%	148%	104%	100%

If you have selected the guideline premium test, we calculate the required minimum death benefit by multiplying your Policy’s accumulation value by an applicable required minimum death benefit percentage. The applicable required minimum death benefit percentage is 250% when the insured person’s age is 40 or less, and decreases each year thereafter to 100% when the insured person’s age is 95 or older. The applicable required minimum death benefit percentages under the guideline premium test for certain ages from 40 to 95 are set forth in the following table.

APPLICABLE PERCENTAGES UNDER GUIDELINE PREMIUM TEST
Insured Person’s Attained Age	40	45	50	55	60	65	70	75	95+
%	250%	215%	185%	150%	130%	120%	115%	105%	100%

Your Policy calls the multipliers used for each test the “Death Benefit Corridor Rate.”

Premium Payments

Premium payments. We call the payments you make “premiums” or “premium payments.” The amount we require as your initial premium varies depending on the specifics of your Policy and the insured person. If mandated under applicable law, we may be required to reject a premium payment. Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount. Premium payments we receive after your free look period, as discussed on page 34, will be allocated upon receipt to the available investment options you have chosen.

Premium payments and transaction requests in good order. We will accept the Policy owner’s instructions to allocate premium payments to investment options, to make redemptions (including loans) or to transfer values among the Policy owner’s investment options, contingent upon the Policy owner’s providing us with instructions in good order. This means that the Policy owner’s request must be accompanied by sufficient detail to enable us to allocate, redeem or transfer assets properly.

When we receive a premium payment or transaction request in good order, it will be treated as described under “Effective date of other premium payments and requests that you make” on page 29 of this prospectus. If we receive an instruction that is not in good order, the requested action will not be completed, and any premium payments that cannot be allocated will be held in a non-interest bearing account until we receive all necessary information.

We will attempt to obtain Policy owner guidance on requests not received in good order for up to five business days following receipt. For instance, one of our representatives may telephone the Policy owner to determine the intent of a request. If a Policy owner’s request is still not in good order after five business days, we will cancel the request, and return any unallocated premiums to the Policy owner along with the date the request was canceled.

Limits on premium payments. Federal tax law may limit the amount of premium payments you can make (relative to the amount of your Policy’s insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements and a discussion of modified endowment contracts are summarized further under “Federal Tax Considerations” beginning on page 73. We will monitor your premium payments, however, to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. The tax law limits can vary as a result of changes you make to your Policy. For example, a reduction in the specified amount of your Policy can reduce the amount of premiums you can pay.

Also, in certain limited circumstances, additional premiums may cause the death benefit to increase by more than they increase your accumulation value. In such case, we may refuse to accept an additional premium if the insured person does not provide us with satisfactory evidence that our requirements for issuing insurance are still met. This increase in death benefit is on the same terms (including additional charges) as any other specified amount increase you request (as described under “Increase in coverage” on page 38).

We reserve the right to reject any premium.

Checks. You may pay premium by checks drawn on a U.S. bank in U.S. dollars and made payable to “American General Life Insurance Company,” or “AGL.” Premiums after the initial premium should be sent directly to the appropriate address shown on your billing statement. If you do not receive a billing statement, send your premium directly to the address for premium payments shown on page 5 of this prospectus. We also accept premium payments by bank draft, wire or by exchange from another insurance company. Premium payments from salary deduction plans may be made only if we agree. You may obtain further information about how to make premium payments by any of these methods from your AGL representative or from our Administrative Center shown under “Contact Information” on page 5.

Planned periodic premiums. Page 3 of your Policy will specify a “Planned Periodic Premium.” This is the amount that you (within limits) choose to pay. Our current practice is to bill monthly, quarterly, semi-annually or annually. However, payment of these or any other specific amounts of premiums is not mandatory. After payment of your initial premium, you need only invest enough to ensure that your Policy’s cash surrender value stays above zero or that the guarantee period benefit (described under “Guarantee period benefit” on page 34) remains in effect (“Cash surrender value” is explained under “Full Surrenders” on page 6). The less you invest, the more likely it is that your Policy’s cash surrender value could fall to zero as a result of the deductions we periodically make from your accumulation value.

Guaranteed death benefits. Your Policy makes two benefit riders available to you that provide guarantees on your death benefit. This means that if you have one of these guaranteed death benefit riders, your Policy and any other benefit riders you have selected will not lapse as long as you meet the requirements associated with that rider. Subject to the terms of the rider, if you meet your rider’s requirements while the rider is in force, your Policy will not lapse even if your Policy’s cash surrender value has declined to zero.

One of these riders, called the “monthly guarantee premium rider for the first 20 years,” is a benefit provided to any Policy owner who does not select the “guaranteed minimum death benefit rider.” We issue the rider only when the Policy is issued. There is no charge associated with the rider. This rider only guarantees the death benefit for a given period. The required monthly guarantee premiums for this rider are shown on page 3 of your Policy.

The second guaranteed death benefit rider is the guaranteed minimum death benefit rider. You may select the guaranteed minimum death benefit rider only at the time we issue your Policy and if you select other Policy features. There is a charge for this rider. See the Tables of Fees and Charges. We will not issue the monthly guarantee premium rider for first 20 years if you select the guaranteed minimum death benefit rider.

There is no difference in the calculation of Policy values and the death benefit between a Policy that has a guarantee period benefit under the monthly guarantee premium rider for first 20 years and one that does not, because the rider is free of charge. However, because there is a charge for the guaranteed minimum withdrawal benefit rider, Policy values are lower for a Policy that has this rider as opposed to one that does not.

The conditions and benefits of each rider are described under “Additional Benefit Riders” on page 40. Be sure to review their descriptions.

Free look period. If for any reason you are not satisfied with your Policy, you may return it to us and we will refund the greater of (i) any premium payments received by us or (ii) your accumulation value plus any charges that have been deducted prior to allocation to your specified investment options. To exercise your right to return your Policy, you must mail it directly to the Administrative Center or return it to the AGL insurance representative through whom you purchased the Policy within 10 days after you receive it. Because you have this right, we will invest your initial net premium payment in the money market investment option from the date your investment performance begins until the first business day that is at least 15 days later. Then we will automatically allocate your investment among the available investment options in the ratios you have chosen. This reallocation will not count against the 12 free transfers that you are permitted to make each year. Any additional premium we receive during the 15-day period will also be invested in the money market investment option and allocated to the investment options at the same time as your initial net premium.

Changing Your Investment Option Allocations

Future premium payments. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

Transfers of existing accumulation value. You may transfer your existing accumulation value from one investment option to another, subject to the restrictions below and other restrictions described in this prospectus (see “Market timing” on page 36, “Restrictions initiated by the Funds and information sharing obligations” on page 37 and “Additional Rights That We Have” on page 66).

•	Restrictions on transfers from variable investment options. You may make transfers from the variable investment options at any time. There is no maximum limit on the amount you may transfer. The minimum amount you may transfer from a variable investment option is $500, unless you are transferring the entire amount you have in the option.

•	Restrictions on transfers from the Fixed Account. You may make transfers from the Fixed Account only during the 60-day period following each Policy anniversary (including the 60-day period following the date we apply your initial premium to your Policy).

The maximum total amount you may transfer from the Fixed Account each year is limited to the greater of “a” or “b” below:

a.	25% of the unloaned accumulation value you have in the Fixed Account as of the Policy anniversary (for the first Policy year, the amount of your initial premium you allocated to the Fixed Account); or

b.	the total amount you transferred or surrendered from the Fixed Account during the previous Policy year.

The minimum amount you may transfer from the Fixed Account is $500, unless you are transferring the entire amount you have in the Fixed Account.

Dollar cost averaging. Dollar cost averaging is an investment strategy designed to help reduce the risks that result from market fluctuations. The strategy spreads the allocation of your accumulation value among your chosen variable investment options over a period of time. This allows you to potentially reduce the risk of investing most of your funds at a time when prices are high. Dollar cost averaging (“DCA program”) is designed to lessen the impact of market fluctuations on your investment. However, the DCA program can neither guarantee a profit nor protect your investment against a loss. When you elect the DCA program, you are continuously investing in securities fluctuating at different price levels. You should consider your tolerance for investing through periods of fluctuating price levels.

Under dollar cost averaging, we automatically make transfers of your accumulation value from the variable investment option of your choice to one or more of the other variable investment options that you choose. You tell us what day of the month you want these transfers to be made (other than the 29th, 30th or 31st of a month) and whether the transfers on that day should occur monthly, quarterly, semi-annually or annually. We make the transfers at the end of the valuation period containing the day of the month you select. We compute values under a Policy on each valuation date. A valuation period is the time from the close of business on a valuation date to the close of business on the next valuation date. You must have at least $5,000 of accumulation value to start dollar cost averaging and each transfer under the program must be at least $100. Dollar cost averaging ceases upon your request, or if your accumulation value in the investment option from which you are making transfers becomes exhausted. You may maintain only one dollar cost averaging instruction with us at a time. You cannot use dollar cost averaging at the same time you are using automatic rebalancing. Dollar cost averaging transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service. We reserve the right to modify, suspend or terminate the DCA program at any time.

Automatic rebalancing. This feature automatically rebalances the proportion of your accumulation value in each variable investment option under your Policy to correspond to your then current and compliant premium allocation designation. Automatic rebalancing does not guarantee gains, nor does it assure that you will not have losses. You tell us whether you want us to do the rebalancing quarterly, semi-annually or annually. Automatic rebalancing will occur as of the end of the valuation period that contains the date of the month your Policy was issued. For example, if your Policy is dated January 17, and you have requested automatic rebalancing on a quarterly basis, automatic rebalancing will start on April 17, and will occur quarterly thereafter. You must have a total accumulation value of at least $5,000 to begin automatic rebalancing, unless you elect the guaranteed minimum death benefit rider. When the guaranteed minimum death benefit rider is elected, there is no minimum accumulation value to begin automatic rebalancing. Automatic rebalancing ends upon your request. You may maintain only one automatic rebalancing instruction with us at a time. You cannot use automatic rebalancing at the same time you are using dollar cost averaging. Automatic rebalancing transfers do not count against the 12 free transfers that you are permitted to make each year. We do not charge you for using this service.

Market timing. The Policies are not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

•	dilution in the value of Fund shares underlying investment options of other Policy owners;

•	interference with the efficient management of the Fund’s portfolio; and

•	increased administrative costs.

We have policies and procedures affecting your ability to make transfers within your Policy. A transfer can be your allocation of all or a portion of a new premium payment to an investment option. You can also transfer your accumulation value in one investment option (all or a portion of the value) to another investment option.

We are required to monitor the Policies to determine if a Policy owner requests:

•	a transfer out of a variable investment option within two calendar weeks of an earlier transfer into that same variable investment option; or

•	a transfer into a variable investment option within two calendar weeks of an earlier transfer out of that same variable investment option; or

•	a transfer out of a variable investment option followed by a transfer into that same variable investment option, more than twice in any one calendar quarter; or

•	a transfer into a variable investment option followed by a transfer out of that same variable investment option, more than twice in any one calendar quarter.

If any of the above transactions occurs, we will suspend such Policy owner’s same day or overnight delivery transfer privileges (including website, e-mail and facsimile communications) with notice to prevent market timing efforts that could be harmful to other Policy owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy owner’s first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy owner’s subsequent violation of this policy will result in the suspension of Policy transfer privileges for six months.

In most cases transfers into and out of the money market investment option are not considered market timing; however, we examine all of the above transactions without regard to any transfer into or out of the money market investment option. We treat such transactions as if they are transfers directly into and out of the same variable investment option. For instance:

(1)	if a Policy owner requests a transfer out of any variable investment option into the money market investment option, and

(2)	the same Policy owner, within two calendar weeks requests a transfer out of the money market investment option back into that same variable investment option, then

(3)	the second transaction above is considered market timing.

Transfers under dollar cost averaging, automatic rebalancing or any other automatic transfer arrangements to which we have agreed are not affected by these procedures.

The procedures above will be followed in all circumstances, and we will treat all Policy owners the same.

In addition, Policy owners incur a $25 charge for each transfer in excess of 12 each Policy year.

Restrictions initiated by the Funds and information sharing obligations. The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy owner’s transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers into the Fund by a particular Policy owner. We will follow the Fund’s instructions. The availability of transfers from any investment option offered under the Policy is unaffected by the Fund’s policies and procedures.

Please read the Funds’ prospectuses and supplements for information about restrictions that may be initiated by the Funds.

In order to prevent market timing, the Funds have the right to request information regarding Policy owner transaction activity. Upon a Fund’s request, we will provide mutually agreed upon information regarding Policy owner transactions in the Fund.

Changing the Specified Amount of Insurance

Increase in coverage. At any time before the Policy’s maturity date while the insured person is living, you may request an increase in the specified amount of coverage under your Policy. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

We treat an increase in specified amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based on the age, gender and premium class of the insured person at the time of the increase. Also, a new amount of surrender charge applies to the amount of the increase for the 14 Policy years following the increase.

Whenever you decide to increase your specified amount, you will be subject to a new monthly charge per $1,000 of specified amount. The additional charge assessed for the first five Policy years following the increase will be applied only to the increase in your specified amount. Increasing the specified amount may increase the amount of premium you would need to pay to avoid a lapse of your Policy.

Decrease in coverage. After the first Policy year and before the Policy’s maturity date, you may request a reduction in the specified amount of coverage, but not below certain minimums. After any decrease, the death benefit must be at least the greater of:

•	$100,000; and

•	any minimum amount which is necessary for the Policy to continue to meet the federal tax law definition of life insurance.

We will apply any decrease in coverage as of the monthly deduction day (see “Monthly deduction days” on page 29) following the valuation date we receive the request.

The decrease in coverage is applied in the following order:

•	Against the specified amount provided by the most recent increase;

•	Against the next most recent increases successively;

•	Against the specified amount provided under your original application.

We will deduct from your accumulation value any surrender charge that is due on account of the decrease. If there is not sufficient accumulation value to pay the surrender charge at the time you request a reduction, the decrease will not be allowed.

A reduction in specified amount will not reduce the monthly charges per $1,000 of specified amount, or the amount of time for which we assess these charges. For instance, if you increase your coverage and follow it by a decrease in coverage within five years of the increase, we will assess the monthly charge per $1,000 of specified amount against the increase in coverage for the full five years even though you have reduced the amount of coverage.

Changing Death Benefit Options

Change of death benefit Option. You may at any time before the Policy’s maturity date while the insured person is living request us to change your death benefit option from:

Option 1 to Option 2; or

Option 2 to Option 1.

•	If you change from Option 1 to Option 2, we automatically reduce your Policy’s specified amount of insurance by the amount of your Policy’s accumulation value (but not below zero) at the time of the change. The change will go into effect on the monthly deduction day following the date we receive your request for change. Any such reduction in specified amount will be subject to the same guidelines and restrictions described in “Decrease in coverage” on page 38. We will not charge a surrender charge for this reduction in specified amount. The surrender charge schedule will not be reduced on account of the reduction in specified amount. The monthly charge per $1,000 of specified amount will not change. At the time of the change of death benefit option, your Policy’s monthly insurance charge and surrender value will not change.

•	If you change from Option 2 to Option 1, then as of the date of the change we automatically increase your Policy’s specified amount by the amount of your Policy’s accumulation value. The monthly charge per $1000 of specified amount will not change. At the time of the change of death benefit option, your Policy’s monthly insurance charge and surrender value will not change.

Effect of changes in insurance coverage on guarantee period benefit. A change in coverage does not result in termination of either of the guarantee period benefit riders, so that if you pay certain prescribed amounts of premiums, we will pay a death benefit even if your Policy’s cash surrender value declines to zero. The details of this guarantee are discussed under “Monthly Guarantee Premium Rider for First 20 Years” on page 43 and “Guaranteed Minimum Withdrawal Benefit Rider” on page 44.

Tax consequences of changes in insurance coverage. Please read “Tax Effects” starting on page  73 of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

Account Value Enhancement

Your Policy will be eligible for an Account Value Enhancement at the end of the 21st Policy year, and at the end of each Policy year thereafter. An Account Value Enhancement is a credit we may provide to your accumulation value. At our complete discretion, the credit for any Policy year can be zero or greater. We will inform you following the end of each Policy year the amount, if any, of Account Value Enhancement credited to your Policy.

Here are the additional terms of the Account Value Enhancement:

•	Each Account Value Enhancement will be calculated using your unloaned accumulation value at the end of the last day of the Policy year.

•	The amount of each Account Value Enhancement will be calculated by applying a percentage to the unloaned accumulation value. The percentage, if any, will be reset annually.

•	Each Account Value Enhancement will be allocated to your Policy’s investment options using the premium allocation percentages you have in effect at the time of allocation.

•	There is no Policy charge for any Account Value Enhancement, although some of the Policy charges may be higher because of an increase in your accumulation value.

Enhancements credited to your variable investment options result in an increase in your accumulation value. Each enhancement is fully vested when credited. You will be subject to the risk that investment performance will be unfavorable and your accumulation value will decrease because of the unfavorable performance and the resulting higher insurance charges. As a result you may not receive any benefit from an Account Value Enhancement. See “Investment Risk” on page 9.

Reports to Policy Owners

Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy’s current death benefit, accumulation value, cash surrender value and Policy loans. We will send you notices to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should give us prompt written notice of any address change. It is your responsibility to review these documents carefully and notify us of any inaccuracies immediately.

ADDITIONAL OPTIONAL BENEFIT RIDERS

Riders

You may be eligible to add additional optional rider benefits to your Policy. You can request that your Policy include the additional rider benefits described below. An exception is the overloan protection rider which we automatically issue at the time we issue your Policy provided you selected the guideline premium test. For most of the riders that you choose, a charge, which will be shown on page 3 of your Policy, will be deducted from your accumulation value on each monthly deduction day. Eligibility for and changes in these benefits are subject to our rules and procedures as well as Internal Revenue Service guidelines and rules that pertain to the Code’s definition of life insurance as in effect from time to time. Not all riders are available in all states. More details are included in each rider, which your insurance representative can review with you before you decide to elect any of them. Some of the riders provide guaranteed benefits that are obligations of our general account and not of the Separate Account. See “Our general account” on page 27.

Accidental Death Benefit Rider. This rider pays an additional death benefit if the insured person dies from certain accidental causes. There is a charge for this rider. See the Tables of Fees and Charges.

You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. When the rider terminates the charge will cease.

Children’s Insurance Benefit Rider. This rider provides term life insurance coverage on the eligible children of the person insured under the Policy. There is a charge for this rider. See the Tables of Fees and Charges. This rider is convertible into any other insurance (except for term coverage) available for conversions, under our published rules at the time of conversion. You may purchase this rider at the time we issue your Policy or at any time thereafter. This rider terminates at the earlier of the Policy anniversary nearest the insured person’s 65th birthday or the “Maturity Date” shown on page 3 of your Policy; however, you may elect to terminate it at any time before then. When the rider terminates the charge will cease.

Spouse Term Rider. This rider provides term life insurance on the life of the spouse of the Policy’s insured person. There is a charge for this rider. This rider terminates no later than the Policy anniversary nearest the spouse’s 75th birthday. You can convert this rider into any other insurance, except term, under our published rules at the time of conversion. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. If you do so, the charge will cease.

Terminal Illness Rider. This rider provides the Policy owner with the right to request a benefit if the Policy’s insured person is diagnosed as having a terminal illness (as defined in the rider) and less than 12 months to live. This rider is not available in all states. There is a charge for this rider. The maximum amount you may receive under this rider before the insured person’s death is 50% of the death benefit that would be due under the Policy (excluding any rider benefits), not to exceed $250,000. The amount of benefits paid under the rider, plus interest on this amount to the next Policy anniversary, plus an administrative fee (not to exceed $250), becomes a “lien” against the remaining benefits payable under the Policy. The maximum interest rate will not exceed the greater of

•	the Moody’s corporate Bond Yield Average-Monthly Average Corporates for the month of October preceding the calendar year for which the loan interest rate is determined; or

•	the interest rate used to calculate cash values in the Fixed Account during the period for which the interest rate is determined, plus 1%.

A lien is a claim by AGL against all future Policy benefits. We will continue to charge interest in advance on the total amount of the lien and will add any unpaid interest to the total amount of the lien each year. The cash surrender value of the Policy also will be reduced by the amount of the lien. Any time the total lien, plus any other Policy loans, exceeds the Policy’s then current death benefit, the Policy will terminate without further value. You can purchase this rider at any time prior to the maturity date. You may terminate this rider at any time. If you do so, the charge will cease.

Waiver of Monthly Deduction Rider. This rider provides for a waiver of all monthly charges assessed for both your Policy and riders that we otherwise would deduct from your accumulation value, so long as the insured person is totally disabled (as defined in the rider). This rider is not available for Policies with an initial specified amount greater than $5,000,000. There is a charge for this rider. See the Tables of Fees and Charges. While we are paying benefits under this rider we will not permit you to request any increase in the specified amount of your Policy’s coverage. When we “pay benefits” under this rider, we pay all monthly charges (except for loan interest) for your Policy when they become due, and then deduct the same charges from your Policy. Therefore, your Policy’s accumulation value does not change because of monthly charges. We perform these two transactions at the same time. However, loan interest will not be paid for you under this rider, and the Policy could, under certain circumstances, lapse for nonpayment of loan interest. You can purchase this rider on the life of an insured person who is younger than age 56. You can purchase this rider only at the time we issue your Policy. You may later elect to terminate this rider. When the rider terminates the charge will cease.

Overloan Protection Rider. This rider guarantees that your Policy will not lapse due to interest charges on outstanding Policy loans. This rider allows you to retain the death benefit coverage under your Policy and discontinue paying premiums. We issue this rider automatically when your Policy is issued.

There is a one- time charge for this rider, currently equal to 3.5% of your Policy’s accumulation value when the rider is exercised. See the Tables of Fees and Charges. This charge will never be greater than 5% of the accumulation value. There is no charge if the rider is never exercised.

You can request to exercise the rider when:

(1)	The sum of outstanding Policy loans equals or exceeds 94% of the cash value; and

(2)	The Policy has been in force at least until the later of:

(a)	the Policy anniversary nearest the insured person’s age 75; or
(b)	the 15th Policy anniversary.

The exercise date of the rider is the monthly deduction day on or next following the date we receive your written request and all requirements for exercising the rider are satisfied. Here are the requirements:

•	There must be sufficient cash surrender value to cover the one-time charge;

•	Death benefit Option 1 must be in force (death benefit Option 1 is equal to the specified amount on the date of the insured person’s death);

•	The Policy must not be a modified endowment contract and the guideline premium test must be selected;

•	The sum of all partial surrenders taken to date must equal or exceed the sum of all premiums paid;

•	The sum of all outstanding policy loans must equal or exceed the sum of the specified amount plus the death benefit amount of any term insurance rider issued on the life of the Policy’s insured person; and

•	There can be no riders in force that require charges after the exercise date, other than term riders (a term rider cannot require a change in its death benefit amount that is scheduled to take effect after the exercise date).

On the exercise date the portion of your accumulation value not offset by your outstanding Policy loans will be transferred to, or will remain in, the Fixed Account.

The following conditions apply beginning with the exercise date:

•	Interest will continue to be credited to your accumulation value and charged against outstanding loans;

•	All future monthly deductions will be waived, including those for any term rider;

•	No additional premiums will be accepted;

•	The Policy cannot become a modified endowment contract;

•	No new policy loans or partial surrenders will be allowed;

•	Policy loans can be repaid;

•	No changes will be allowed in the specified amount or choice of death benefit Option;

•	No transfers or allocations of accumulation value from the Fixed Account will be allowed; and

•	The Policy’s death benefit will be the applicable Death Benefit Corridor Rate times the greater of the accumulation value and the outstanding total Policy loan amount.

The rider will terminate on the earlier of the following dates:

•	Upon your written request to terminate the rider; or

•	Upon termination of the Policy.

Monthly Guarantee Premium Rider for First 20 Years. This rider is a benefit available to any Policy owner who does not select the guaranteed minimum withdrawal benefit rider. We issue the rider only when the Policy is issued. There is no charge associated with the rider. The rider provides a guarantee, explained below, until the earlier of:

•	The 20th Policy anniversary; or

•	The Policy anniversary nearest the insured person’s 95th birthday.

Page 3 of your Policy will specify a “Monthly Guarantee Premium.” You must pay the monthly guarantee premiums to keep the rider in force.

Policy months are measured from the “Date of Issue” that will be shown on page 3 of your Policy. On the first day of each Policy month that you are covered by the rider, we determine if the monthly guarantee premium requirement has been met, as follows:

•	if the sum of all premiums paid to date, minus withdrawals and minus any outstanding Policy loan amount, equals or exceeds

•	the sum of all monthly guarantee premiums, beginning with the date of issue and including the monthly guarantee premium for the then-current month, then you have met the monthly guarantee premium requirement.

As long as you have met the monthly guarantee premium requirement, your Policy will not enter a grace period, or terminate (i.e., lapse) because of insufficient cash surrender value. See “Policy Lapse and Reinstatement” on page 72.

If you do not meet the monthly guarantee premium requirement, we will notify you in writing within 30 days. The monthly guarantee premium rider for first 20 years will remain in force during the 61-day period that follows failure to meet the monthly guarantee premium requirement. The notice will advise you of the amount of premium you must pay to keep the rider from terminating. If you do not pay the amount required to keep the rider in force by the end of the 61-day period, the rider will terminate and cannot be reinstated.

If the monthly guarantee premium rider for first 20 years terminates and the cash surrender value is insufficient, the Policy will then lapse unless you pay an amount of premium sufficient to keep the Policy from lapsing. However, the monthly guarantee premium rider for first 20 years will not be reactivated even if you pay enough premium to keep your Policy from lapsing.

Whenever you increase or decrease your specified amount, change death benefit options, add or delete another benefit rider or change premium class, we calculate a new monthly guarantee premium. These changes will not affect the terms or the duration of the rider. The amount you must pay to keep the rider in force will increase or decrease. We can calculate your new monthly guarantee premium as the result of a Policy change, before you make the change. Please contact either your agent or the Administrative Center shown under “Contact Information” on page 5 for this purpose.

•	For increases in the specified amount, the new monthly guarantee premium is calculated based on the insured person’s age on the effective date of the increase, and the amount of the increase.

•	For decreases in the specified amount, the new monthly guarantee premium is adjusted on a pro-rata basis. For instance, if the specified amount is reduced by one-half, the monthly guarantee premium is reduced by one-half.

•	For the addition or deletion of any other benefit rider, the monthly guarantee premium will be increased or decreased by the amount of the charge for the rider.

•	For a change in premium class, the new monthly guarantee premium is calculated based on the insured person’s attained age and the new premium class.

The monthly guarantee premium requirement must be met each Policy month for the duration of the monthly guarantee premium rider for first 20 years, or the rider will be subject to termination. There is no additional charge for this rider.

Guaranteed Minimum Death Benefit Rider. This rider provides a Continuation Guarantee benefit that can keep your Policy from lapsing. There is a charge for this rider. See the Tables of Fees and Charges. You must elect this rider at the time you apply for the Policy. You may later elect to terminate this rider. If you do so, the charge will cease as of the termination date.

Continuation Guarantee. This benefit is provided by using a Continuation Guarantee Account defined below. While the Continuation Guarantee is in effect, your Policy will not enter the grace period even if there is not enough cash surrender value to cover your current monthly deductions. Even if the Policy’s cash surrender value has declined to zero, the Continuation Guarantee will remain in effect as long as the value of the Continuation Guarantee Account is equal to or greater than zero and there is enough value available to pay any Policy loan interest due.

Continuation Guarantee Account. The Continuation Guarantee Account creates a reference value used to determine whether a Continuation Guarantee is in effect.

The Continuation Guarantee Account value is calculated in a similar manner as your actual Policy value. We determine the Continuation Guarantee Account value however, by using different charges and a different interest rate. Except as stated in this rider, the table of Continuation Guarantee cost of insurance rates, the Continuation Guarantee interest rate, and all other Continuation Guarantee charges are guaranteed not to change. The initial Continuation Guarantee interest rate is found in the table of Continuation Guarantee Interest rates in the rider. The initial charges are found in your rider Schedule. The Continuation Guarantee Account has no impact on your death benefit, accumulation value or Policy value.

We have a procedure regarding premium we receive later than its due date. When we determine the Continuation Guarantee Account value we credit any premium we receive later than its due date as if the premium had been received on the due date, provided we receive the premium within a 28-day window following the due date. Any premium received in the 28-day window will be allocated upon actual receipt to the investment options you have chosen. No investment gains or losses are credited to the time between the due date and actual receipt of the premium.

We also have a procedure for the receipt of cash surrender value from another insurance company. If the source of any premium applied to the Continuation Guarantee Account is cash surrender value from a policy issued by another company (a rollover that qualifies under Section 1035 of the Code), it will be applied as if it were received on your Policy’s date of issue.

Charge against the Policy’s accumulation value. The rider charge will be deducted monthly from the Policy’s accumulation value, but not from the Continuation Guarantee Account value. The charge is based on the insured person’s age, sex, premium class and net amount at risk. We assess a charge per $1,000 of net amount at risk attributable to the Policy’s total specified amount.

Charges against the Continuation Guarantee Account. The following four charges are not deducted from the Policy’s accumulation value. They are deducted from the Continuation Guarantee Account value and are used only to determine if the Policy’s Continuation Guarantee is in effect:

•	Continuation Guarantee Monthly Administration Fee. We show the Continuation Guarantee Monthly Administration Fee on your Rider Schedule. This monthly fee is currently $0.

•	Continuation Guarantee Premium Expense Charge. This charge is calculated by multiplying each premium paid by the Continuation Guarantee Premium Expense Charge Percentage of 65% up to the target premium and 65% in excess of the target premium.

•	Continuation Guarantee Monthly Expense Charge. A Continuation Guarantee Monthly Expense Charge will be deducted monthly from the Continuation Guarantee Account value. This charge depends on the amount of specified amount and the insured person’s sex, age and premium class. The initial amount and duration of this charge is shown on your Rider Schedule. The charge will also apply to any increase in the Continuation Guarantee’s specified amount. We will notify you of the new charge on account of any increase in specified amount in an endorsement to the Policy. Any decrease in your Continuation Guarantee’s specified amount will not change the Continuation Guarantee Monthly Expense Charge in effect at the time of the decrease.

•	Continuation Guarantee Cost of Insurance Charge. A Continuation Guarantee Cost of Insurance Charge will be deducted monthly from the Continuation Guarantee Account value. The rider contains a table of cost of insurance rates used to determine this charge. This charge will be calculated by multiplying the Continuation Guarantee cost of insurance rate by the net amount at risk of the Continuation Guarantee Account. The cost of insurance rate will vary based on the insured person’s sex, age and premium class, as well as the Policy year.

Continuation Guarantee Account threshold premium. The Continuation Guarantee Account threshold premium is shown on the Rider Schedule.

Continuation Guarantee Enhancement. The monthly Continuation Guarantee Cost of Insurance Charge and the monthly charges for benefits provided by other riders on your Policy will be reduced by the applicable Continuation Guarantee Premium Expense Charge Percentage. We refer to this reduction as the “Continuation Guarantee Enhancement.”

Beginning with your Policy’s second Policy anniversary, and on each Policy anniversary thereafter, your Policy will be eligible for the Continuation Guarantee Enhancement if (a) below is greater than or equal to (b) below where:

(1)	Is the sum of premiums paid for the twenty-four Policy months immediately preceding the Policy anniversary; and

(2)	Is the lesser of (a) and (b) below where:

(a)	Is the Continuation Guarantee Account threshold premium at the time of calculation multiplied by two; and

(b)	Is the sum of the calculation for each of the twenty-four Policy months immediately preceding the Policy anniversary. The monthly calculation is:

(i)	The specified amount at the time of calculation, divided by 1,000; multiplied by

(ii)	The applicable monthly Continuation Guarantee Cost of Insurance rate per $1,000 as shown in the Table of Monthly Continuation Guarantee Cost of Insurance Rates.

If the requirements of the Continuation Guarantee Enhancement are met, the reduction referred to above will be in effect for the entire Policy year.

Additional adjustments to the Continuation Guarantee Account value. We make the following additional adjustments to the Continuation Guarantee Account value:

•	Guaranteed charges for other riders will be deducted.

•	Partial surrenders will be deducted.

•	Surrender charges due to any decrease in the Policy’s specified amount will be deducted.

•	The gross amount of policy loans will be deducted from the value. Loan repayments will be added to the value.

Investment requirements – If you elect the guaranteed minimum death benefit rider, you must allocate a minimum 25% of your total accumulation value, less Policy loans, to the Dynamic Allocation Fund.

If you elect the Lifestyle Income Rider, once you start receiving benefits under that rider you will be required to transfer all of your accumulation value to the Fixed Account. The requirement to maintain an investment in the Dynamic Allocation Fund and to maintain automatic rebalancing will cease. When benefits cease under the Lifestyle Income Rider, you will be permitted to reallocate your accumulation value from the Fixed Account, subject to the conditions in “Transfers of existing accumulation value” on page 35.

In addition, the investment options listed below are designated as restricted investment options. This means that we will limit the total amount of your accumulation value, less Policy loans, that may be invested in the restricted investment options of your Policy to 30% of your accumulation value.

If you elect the guaranteed minimum death benefit rider, we will automatically enroll you in our automatic rebalancing program with quarterly rebalancing. If rebalancing instructions are not provided, we will align your rebalancing allocations with your premium allocation instructions. Under automatic rebalancing, your accumulation value is automatically reallocated to the investment options in percentages that correspond to your then current and compliant premium allocation designation. We require quarterly rebalancing because market performance and transfer and withdrawal activity may result in your Policy’s allocations going outside the investment requirements. Quarterly rebalancing will ensure that your allocation will continue to comply with the investment requirements for the Dynamic Allocation Fund and the restricted investment options. If you transfer 100% of your accumulation value to the Fixed Account, automatic rebalancing will be discontinued until such time that you choose to transfer any portion of your accumulation value back to the variable investment options, when it will be reinstated.

Automatic transfers and/or systematic withdrawals will not result in rebalancing before the next automatic quarterly rebalancing occurs. If you do not provide new rebalancing instructions at the time you initiate a transfer, we will update your ongoing rebalancing instructions to reflect the percentage allocations resulting from that transfer which will replace any previous rebalancing instructions you may have provided.

If at any point, for any reason, your rebalancing instructions would result in allocations inconsistent with the investment requirements, we will revert to the last compliant instructions on file. You can modify your rebalancing instructions, as long as they are consistent with the investment requirements, by contacting our Administrative Center. See “Automatic rebalancing” on page 36.

You may choose to rebalance more frequently than quarterly, provided we offer more frequent rebalancing.

The restricted investment options are:

•	American Funds IS Global Growth FundSM
•	American Funds IS International FundSM
•	Franklin Templeton Franklin Small Cap Value VIP Fund
•	Invesco V.I. Global Real Estate Fund
•	Invesco V.I. International Growth Fund
•	JPMorgan IT International Equity Portfolio
•	MFS® VIT New Discovery Series
•	Oppenheimer Global Securities Fund/VA
•	PIMCO CommodityRealReturn® Strategy Portfolio
•	VALIC Co. I Emerging Economies Fund
•	VALIC Co. I Foreign Value Fund
•	VALIC Co. I International Equities Fund
•	VALIC Co. I Small Cap Index Fund
•	VALIC Co. I Science & Technology Fund

Here is an example that shows how the investment requirements work for the restricted investment options:

Let’s say your total accumulation value is $1,000 and you have an outstanding loan of $300.

We will limit the total amount of accumulation value less Policy loans ($1,000 minus $300 = $700) that may be invested in restricted investment options to 30% of your total accumulation value less Policy loans, which is $210 (30% of $700 = $210). If, because of performance, the total amount invested in restricted investment options increases to greater than 30% of your total accumulation value less Policy loans (greater than $210), you will not be in compliance with the 30% requirement. However your rights under this rider are unaffected even though you are not in compliance. In addition you will be brought into compliance through “automatic rebalancing” as explained in the rest of this section.

Before you elect the guaranteed minimum death benefit rider, you and your financial adviser should carefully consider whether the investment requirements associated with the Guaranteed Minimum Death Benefit Rider meet your investment objectives and risk tolerance.

The investment option restrictions may reduce the need to rely on the guarantees provided by the guaranteed minimum death benefit rider because they allocate your accumulation value across asset classes and potentially limit exposure to market volatility. As a result, you may have better, or worse, returns under your investment option choices by allocating your accumulation value more aggressively.

We reserve the right to change the investment option restrictions at any time for Policies we issue in the future. We may also revise the investment option restrictions for any existing Policies to the extent that investment options are added, deleted, substituted, merged or otherwise reorganized. We will promptly notify you of any changes to the investment option restrictions due to deletions, substitutions, mergers or reorganizations of the investment options.

Reinstatement. If your Policy lapses, this rider will also lapse. We will reinstate this rider by written request if your Policy is reinstated at the same time. The reinstated rider will be in force from the same date that the Policy is reinstated.

Termination. This rider will terminate if:

•	you elect to terminate this rider;
•	the Policy terminates or matures;
•	automatic rebalancing has been discontinued, except when discontinued while there is a 100% allocation of accumulation value to the Fixed Account or to an investment option that is not a restricted investment option as identified above; or
•	you change your automatic rebalancing percentages to allow for less than the required minimum percentage of accumulation value allocated to the Dynamic Allocation Fund, or for more than the permitted percentage of the policy’s total accumulation value less Policy loans to be invested in restricted investment options.

We reserve the right to modify, suspend or terminate the guaranteed minimum death benefit rider at any time for prospectively issued Policies.

Accelerated Access Solution. The Accelerated Access Solutionsm, also referred to as the Chronic Illness Accelerated Death Benefit Rider, provides you with accelerated benefits if the insured person becomes chronically ill as defined in the rider and all eligibility requirements under the rider are met. Only the insured person under your Policy is covered by this rider. Accelerated benefits are paid to you or your estate prior to the death of the insured person. You may choose monthly benefit payments or a lump sum payment option. Your accelerated benefit payments may be used for any purpose; however, this rider does not specifically provide long-term care insurance, nursing care insurance or home care insurance. Subject to its availability, you must also elect the Terminal Illness Rider in order to elect this rider. No accelerated benefit will be payable on the basis of any other rider attached to your Policy. You must elect this rider at the time you apply for the Policy. There is a separate charge for each rider. You may later elect to terminate this rider. If you do so, the charge will cease.

Definition of chronically ill. The term “chronically ill” means that the insured person has been certified or re-certified by a licensed health care practitioner within the preceding 12-month period as being permanently unable to perform, without substantial assistance from another person, at least two Activities of Daily Living for a period equal to or greater than the Elimination Period due to a loss of functional capacity; or requiring substantial supervision to protect the insured person from threats to health and safety due to permanent Severe Cognitive Impairment.

Activities of Daily Living, as defined by the rider, are:

•	Bathing: Washing oneself by sponge bath, or in either a tub or shower, including the task of getting into or out of the tub or shower.

•	Continence: The ability to maintain control of bowel and bladder functions; or, when unable to maintain control of bowel or bladder functions, the ability to perform the associated personal hygiene (including caring for catheter or colostomy bag).

•	Dressing: Putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

•	Eating: Feeding oneself by getting food into the body from a receptacle (such as a plate, cup or table), or by feeding tube, or intravenously.

•	Toileting: Getting to and from the toilet, getting on and off the toilet and performing associated personal hygiene.

•	Transferring: Moving into or out of a bed, chair, or wheelchair.

Severe Cognitive Impairment means a loss or deterioration in intellectual capacity that is comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia. Severe Cognitive Impairment is measured by clinical evidence and standardized tests that reliably measure impairment in the insured person’s short-term or long-term memory; orientation as to people, places or time; and deductive or abstract reasoning.

An insured person’s chronic illness must be certified or re-certified by a licensed health care practitioner. For the purposes of the rider, a licensed health care practitioner may not be an immediate family member of the insured person. A licensed health care practitioner is defined as a physician, a registered professional nurse, a licensed social worker, or any other individual who meets such requirements as may be prescribed by the Secretary of the Treasury of the United States.

The Elimination Period is a period of consecutive days, as shown on the rider schedule page, which must expire before the insured person becomes eligible for accelerated benefit payments under the rider. Such period begins on the day we receive certification or re-certification that the insured person is chronically ill.

Benefit period. The benefit period is defined as the initial 12-month period commencing with the first monthly deduction day after we approve a request for an accelerated benefit and each subsequent 12-month period which begins on the first monthly deduction day following the end of the most recent benefit period. In order to receive accelerated benefit payments during a particular benefit period, we must receive certification or re-certification of the insured person’s chronic illness for that benefit period, and the insured person must meet the eligibility requirements listed below. We must receive a certification for the initial benefit period, and a re-certification for each benefit period thereafter.

Eligibility for Benefits. While your Policy and this rider are in force, you will become eligible, each benefit period, for accelerated benefit payments during the life of the insured person when each of the following conditions is met:

•	We receive and approve your written request for an accelerated benefit under this rider;

•	We receive and accept the certification or re-certification;

•	We receive written consent from any irrevocable beneficiaries or assignee of record for accelerated benefits;

•	The Elimination Period, unless waived, has expired; and

•	The insured person is chronically ill at the time a benefit payment is made.

Lifetime maximum benefit. The lifetime maximum benefit payable under the rider is equal to:

•	The lesser of (a) and (b) where:

(a)	Equals the lifetime maximum benefit percentage multiplied by the death benefit (excluding riders/endorsements) at the time all of the conditions in the Eligibility for Benefits section are first satisfied; and
(b)	Equals the lifetime dollar limitation;

•	Reduced by any outstanding lien against the Policy resulting from any other accelerated death benefit endorsement or rider attached to the Policy.

The lifetime maximum benefit percentage and the lifetime dollar limitation are shown on the rider schedule. The lifetime maximum benefit will be reduced by the amount of each monthly benefit, described below, when it is paid to you. The amount of each monthly benefit is calculated prior to any adjustment for Policy loan repayment or any discount under the lump sum option.

Monthly benefit. The monthly benefit is the amount paid each month beginning on the first monthly deduction day following the date that the Insured becomes eligible for monthly benefits. For each benefit period, you may, by written request to us, select your monthly benefit amount. Such amount must not be less than the minimum monthly benefit, shown on the rider schedule, or more than the maximum monthly benefit. If you do not select a monthly benefit amount, the monthly benefit will be the maximum monthly benefit. However, if the maximum monthly benefit amount would result in our paying you fewer than 12 monthly payments, we will calculate the monthly benefit amount for payments to be paid for 12 consecutive months.

Maximum monthly benefit. The maximum monthly benefit you selected is shown on the rider schedule. If you selected the monthly equivalent of the per diem limitations declared by the Internal Revenue Service, your maximum monthly benefit is the lesser of:

•	The monthly equivalent of the per diem limitations declared by the Internal Revenue Service at the time all of the conditions in the Eligibility for Benefits section above are first satisfied; and

•	The monthly equivalent of the per diem limitations declared by the Internal Revenue Service on the rider date of issue, increased annually by the annual increase percentage shown on the rider schedule.

If you selected a percentage of the lifetime maximum benefit, the maximum monthly benefit amount is the least of:

•	The maximum monthly benefit percentage, shown on the rider schedule, multiplied by the lifetime maximum benefit at the time all of the conditions in the Eligibility for Benefits section above are first satisfied; and

•	The monthly equivalent of the per diem limitations declared by the Internal Revenue Service at the time all of the conditions in the Eligibility for Benefits section above are first satisfied; and

•	The monthly equivalent of the per diem limitations declared by the Internal Revenue Service on the rider date of issue, increased annually by the annual increase percentage shown on the rider schedule.

Changes to the monthly benefit. You may change the monthly benefit amount by written request to our Administrative Center at the beginning of each benefit period. Your written request to change the monthly benefit amount must be provided at least 90 days in advance of the beginning of the next benefit period. Any change in the monthly benefit cannot cause the monthly benefit to exceed the maximum monthly benefit. We will adjust the final monthly benefit payment so as not to exceed the lifetime maximum benefit.

Lump sum option. For any benefit period, you may request a lump sum payment option. To change from the lump sum option to monthly benefit payments, you must request the change in writing sent to our Administrative Center at least 90 days in advance of the beginning of the next benefit period.

The lump sum will equal the sum of the present value of the monthly benefit (before any adjustment for loans) payable each month during the benefit period. The maximum interest rate we use to calculate the present value will not exceed the greater of:

•	The current yield on 90-day U.S. Treasury Bills; and
•	The current maximum statutory adjustable policy loan interest rate.

Transfer of accumulation value prior to payment of an accelerated benefit. Upon approval of your request for an accelerated benefit, we will transfer the value of each of the variable investment options to the Fixed Account. Such transfer of your interest in a variable investment option prior to payment of an accelerated benefit will not be subject to a transfer fee and it will not impact your number of available free transfers. While you are receiving accelerated benefit payments, all premium payments will be allocated to the Fixed Account and transfers out of the Fixed Account will not be allowed.

Waiver of monthly deduction. The Policy’s monthly deductions and the continuation guarantee account’s monthly deductions, if any, will be waived beginning on the date monthly benefits begin under this rider and will continue while the conditions for Eligibility for Benefits are met.

Claims. Requests for payment of benefits under the rider must be submitted to us in writing at our Administrative Center. Upon receipt of the request, we will mail a claim form to you within 15 working days. If the claim form is not sent within this 15-day period, and you provide proof that the insured person is chronically ill in a format other than our claim form, you will be deemed to have complied with the claim requirement. Such proof must include, but is not limited to, a certification or re-certification statement signed by a licensed health care practitioner certifying that the insured person is chronically ill. We will pay benefits immediately upon receipt of due written proof of eligibility.

Impact of changes in the specified amount. If the specified amount of the Policy is increased under the terms of the Policy, the lifetime maximum benefit may also be increased, subject to the lifetime dollar limitation. We will require an application and evidence of insurability satisfactory to us for any increase in the lifetime maximum benefit. An increase will be effective on the monthly deduction day on or next following the date the application for increase is approved by us.

If the specified amount of the Policy is reduced, the lifetime maximum benefit may be reduced. No increases in specified amount are permitted during any benefit period.

Impact on Policy. Each monthly benefit payment will reduce certain policy components by a proportional amount. This proportion will equal the monthly benefit payment, before reduction for repayment of policy loans, divided by the death benefit immediately before the payment. The components that will be reduced by this provision are the accumulation value and the specified amount; and, as applicable, surrender charges, continuation guarantee account value, monthly guarantee premium, and Policy loan amount.

An amount equal to the reduction in policy loan value will be applied as a loan repayment, and thus will reduce the accelerated benefit payments. If a death benefit Option 2 is in effect, the death benefit Option will be changed to death benefit Option 1 prior to the first accelerated benefit payment. No further death benefit Option changes are permitted during any benefit period.

Effects of Accelerated Benefit Payments. You should consider that receiving or having the contractual right to receive any accelerated benefit payment may affect your eligibility for Medicaid, Supplemental Security Income (SSI), or other government benefits or entitlements. You should contact the Medicaid Unit of Your local Department of Public Welfare and the Social Security Administration for more information. If you initiate an accelerated benefit claim during the contestability period of the Policy to which this rider is attached or the contestability period of a reinstatement of the Policy, the entire Policy may be rescinded if any material misrepresentation of any information was made on the insurance application for the Policy or on an applicable reinstatement application. Similarly, if you initiate an accelerated benefit claim during the contestability period of an increase in the specified amount, that increase may be rescinded if any material misrepresentation of any information was made on the insurance application for the increase in specified amount.

Rider Cost of Insurance. The monthly cost of insurance for this rider will be added to the monthly deduction for the Policy. The maximum rider cost of insurance rates per $1000 of rider amount at risk are shown on the rider schedule. We can use rider cost of insurance rates that are lower than the maximum rates. Any change in rates will apply to all riders in the same premium class as this rider.

We calculate the cost of insurance for this rider on each monthly deduction day. The rider cost of insurance is equal to:

•	The applicable rider cost of insurance rate per unit; multiplied by
•	The rider net amount at risk; divided by
•	1,000.

The rider net amount at risk under this provision is equal to the least of:

•	The lifetime maximum benefit percentage, multiplied by the death benefit on the monthly deduction day; and
•	The remaining lifetime maximum benefit on the monthly deduction day; and
•	The net amount at risk for the Policy to which this rider is attached on the monthly deduction day.

Cost of insurance for the continuation guarantee account for this rider. If the Policy to which this rider is attached contains a continuation guarantee account, the rider cost of insurance for the continuation guarantee account is equal to:

•	The applicable rider cost of insurance rate per unit; multiplied by
•	The rider net amount at risk; divided by
•	1,000.

The rider net amount at risk under this provision is equal to the least of:

•	The lifetime maximum benefit percentage, multiplied by the death benefit on the monthly deduction day; and
•	The remaining lifetime maximum benefit on the monthly deduction day; and
•	The continuation guarantee account’s net amount at risk for the Policy to which this rider is attached on the monthly deduction day.

Incontestability. We will not contest payment of any accelerated benefit after this rider has been in force during the insured person’s lifetime for two (2) years from the rider date of issue. If the Policy to which this rider is attached lapses and is subsequently reinstated, this rider will not be contested after it has been in force during the insured person’s lifetime for two (2) years following the date we approve our reinstatement application.

Reinstatement. If the Policy and this rider terminate at the same time, and the Policy is reinstated, this rider will also be reinstated, subject to evidence of insurability provided to us. (See “Policy Lapse and Reinstatement” on page 72.)

Limitations. The accelerated benefit will be subject to the following limitations:

•	This benefit is not intended to allow third parties to cause you to involuntarily access the Policy proceeds payable to the named Beneficiary. Therefore, the accelerated benefit will not be available if you are required to request it for any third party, including any creditor, government agency, trustee in bankruptcy or any other person or as the result of a court order;

•	If the insured person dies after a request for any accelerated benefit has been submitted and before you receive an accelerated benefit payment, such request will be voided and the Policy’s death benefit will be payable; and

•	If the insured person dies before all accelerated benefit payments have been received, all remaining payments will be voided and the Policy’s death benefit will be payable, subject to all other Policy provisions.

Termination. This rider will terminate upon the earliest of:

•	The date the Policy terminates; or

•	Any date requested by you in writing, as long as such date is within the period during which a cost of insurance for the rider is payable; or

•	The date we approve a written request from you under an accelerated death benefit rider attached to the Policy to accelerate the Policy’s death benefit because of the insured person’s terminal illness;

•	The date the lifetime maximum benefit equals zero; or

•	The date a partial surrender or a new policy loan is taken under the Policy during a benefit period.

Termination of this rider shall not preclude the payment of benefits if the covered loss is sustained and all of the conditions in the Eligibility of Benefits provision are met while this rider is in force.

Lifestyle Income Rider. The Lifestyle Income RiderSM, also referred to as the Guaranteed Withdrawal Benefit Rider, provides you with an option to receive guaranteed withdrawal benefits beginning on or after the Policy anniversary upon which you have met certain eligibility requirements, defined below (“Benefit Eligibility”). The rider allows you to receive a portion of the death benefit while the insured person is still living. This rider is available only if you have selected the guideline premium test and death benefit Option 1 at time of purchase. Subject to their availability, you must also elect the guaranteed minimum death benefit rider, Terminal Illness Rider and the Accelerated Access Solution in order to elect this rider. You must elect this rider at the time you apply for the Policy. There is a separate charge for each rider. You may later elect to terminate this rider. If you do so, the charge will cease. This rider is for insured individuals age 18 to 70.

Rider Charge. The Lifestyle Income Rider charge will be deducted monthly from the Policy’s accumulation value. The charge is based on the insured person’s age, sex, premium class and rider amount at risk. We assess a charge per $1000 of rider amount at risk. Examples of this charge are in the Tables of Fees and Charges above.

Guaranteed Withdrawal Benefit Amount. You may elect to receive withdrawal benefit payments under the rider after meeting the eligibility requirements. The Policy anniversary on which you begin receiving payments is the Initial Election Date. The Withdrawal Benefit Basis is the equivalent of the maximum amount by which the Policy owner has decided to reduce the death benefit to provide for the withdrawal benefit under the rider, and is shown on the Rider Schedule. The Withdrawal Benefit Basis that may be selected must at least be $60,241. The maximum Withdrawal Benefit Basis that may be selected is subject to limitations based on our rules in effect and may be equal to or less than 100% of the Policy’s specified amount. The Policy owner selects the Withdrawal Benefit Basis at the time of Policy issue.

On the Initial Election Date, we will determine the initial Withdrawal Benefit Balance which is the total amount of withdrawal benefits available under the rider. This is calculated by multiplying the Withdrawal Benefit Basis by the applicable factor from the Table of Withdrawal Benefit Factors shown on the Rider Schedule. Once the eligibility requirements are met, the Withdrawal Benefit Factor will be a minimum of 0.10 and a maximum of 1.00 The Withdrawal Benefit Factor is determined by the age of the insured person at the time the Policy and this rider are issued and/or by how long the Policy and this rider have been in force. The Withdrawal Benefit Factor increases as the age of the insured person at the time of issue increases and/or as the number of years the Policy and this rider have been in force increases.

We will also determine the Guaranteed Withdrawal Benefit Amount (“GWB”) which is the maximum amount of each monthly payment you can receive. This is determined by multiplying the initial Withdrawal Benefit Balance by the Guaranteed Withdrawal Benefit Percentage shown on the Rider Schedule. We currently set the Guaranteed Withdrawal Benefit Percentage to 0.83% for all policies. We may change this percentage for Policies issued in the future. We will provide at least 120 monthly withdrawal benefit payments. You can elect to receive smaller payments over a longer period of time. We may change the minimum number of GWB payments for Policies issued in the future.

After we have determined the GWB, the Withdrawal Benefit Balance will be reduced dollar for dollar upon taking each GWB payment. You have the right to request that a withdrawal benefit be less than the GWB, or you can request a suspension of GWB payments. These changes in the amount or frequency of the GWB payments may extend the period of time for which you receive GWB payments.

Benefit Eligibility. Benefit Eligibility is met by complying with certain conditions in order to begin receiving GWBs. Here are the conditions:

•	Before we pay your first GWB payment your entire accumulation value must be allocated to, and remain in, the Fixed Account. No transfers or reallocation of your accumulation value will be permitted on or after taking your first GWB payment until at least 120 months or the period of time for which you can receive GWB payments has expired.

•	There is a 15 year waiting period, called the Minimum Eligibility Period, before you can take your first GWB payment.

•	The Continuation Guarantee Account value must be sufficient to provide for all the Continuation Guarantee Account Monthly Deductions that are due on the date you elect to begin receiving GWB payments until the deduction day immediately prior to the insured person’s age 100, which is called the Continuation Guarantee Target Date. This determination is made immediately prior to the start of GWB payments. This rider’s waiver of monthly deductions will not be taken into account when we measure the Continuation Guarantee Account value.

•	You must elect death benefit Option 1.

•	You cannot increase your Policy’s specified amount after your Initial Election Date.

•	You cannot have an outstanding loan under the Policy after your Initial Election Date.

•	The Policy must meet the definition of life insurance, cannot be a modified endowment contract, and cannot be within seven years of a material change, all as defined under Section 7702 of the Code.

•	No benefits under an accelerated death benefit rider attached to the Policy can be payable to you.

Waiver of monthly deductions. We will waive the portion of each monthly deduction that exceeds the cash surrender value under your Policy if:

(1) You have taken your first GWB payment; and

(2) You continue to meet all the terms of Benefit Eligibility.

We will also waive the portion of the Continuation Guarantee Account Monthly Deduction that exceeds the Continuation Guarantee Account Value (therefore assuring the Continuation Guarantee Account Value remains equal to or greater than zero on each deduction day) if you meet the same conditions.

Reinstatement. We will reinstate this rider by written request if the Policy and the guaranteed minimum death benefit rider are also reinstated. (See “Policy Lapse and Reinstatement” on page 72.)

Termination. This rider will terminate on the earliest of:

•	The date the Policy terminates; or

•	Any date you request in writing if the date is within the period of time for which charges for this rider are due; or

•	The date you request a GWB payment that exceeds the Guaranteed Withdrawal Benefit Amount; or

•	The date we approve a written request from you to accelerate the Policy’s death benefit proceeds, due to the terminal illness of the insured person, under an accelerated death benefit rider attached to the Policy; or

•	The insured person’s age 100 (the Continuation Guarantee Target Date).

From the Initial Election Date until this rider’s termination date, the Policy will be guaranteed to remain in force without any additional premium payment if all the conditions of Benefit Eligibility are satisfied and the rider’s Waiver of Monthly Deduction provision is in effect.

Important Considerations. There are some important considerations that you should discuss with your insurance representative or financial adviser before electing this rider.

•	There is a waiting period of 15 years before you can take your first GWB payment. You will pay the charge for this rider through the waiting period and prior to the date you start taking GWB payments. You will not receive a refund of any charges if you terminate this rider before you receive any GWB payment or if you terminate prior to taking all GWB payments following the waiting period.

•	A withdrawal that exceeds the GWB will terminate the rider.

•	Once GWB payments begin, you cannot invest in the variable investment options until your right to GWB has ended. At that time, you may transfer your accumulation value to variable investment options, subject to the restrictions described in “Transfers of existing accumulation value” on page 35.

•	You must elect the guaranteed minimum death benefit rider, and comply with its associated investment requirements, to be eligible to elect the Lifestyle Income Rider.

•	You will not receive any GWB payments if the insured person dies during the Minimum Eligibility Period.

•	You will not receive any GWB payments if the Continuation Guarantee Account value is insufficient immediately prior to beginning GWB.

•	You will not be able to take a GWB payment if you have any outstanding Policy loans at the end of the Minimum Eligibility Period.

•	Each GWB payment will reduce your death benefit, your cash surrender value, and other values.

Example 1: Guaranteed Withdrawal Benefit Amount and Withdrawal Benefit Balance

Below is an example showing how the GWB and the Withdrawal Benefit Balance work together. This example assumes that:

•	The insured is a male, age 50, preferred non-tobacco;
•	The specified amount is $360,000;
•	The first 12 months of GWB payments are shown in the following table;
•	The Policy owner does not take GWB payments for two of the first 12 months;
•	The Withdrawal Benefit Basis purchased under the rider is $180,000 (the amount selected by the Policy owner for the purposes of this example is $180,000, but could have been an amount between and including the minimum and maximum Withdrawal Benefit Basis, subject to our rules in effect);
•	The Guaranteed Withdrawal Benefit Percentage is 0.83%;
•	On the Initial Election Date, the applicable Withdrawal Benefit Factor is 1.0;
•	The Policy has been in force for at least the Minimum Eligibility Period; and
•	The Policy meets all the other Benefit Eligibility for receiving GWB payments.

The initial Withdrawal Benefit Balance is equal to the Withdrawal Benefit Basis, multiplied by the Withdrawal Benefit Factor on the Initial Election Date. For this example, the initial Withdrawal Benefit Balance is $180,000 ($180,000 multiplied by 1.0). The GWB is equal to the initial Withdrawal Benefit Balance, multiplied by the Guaranteed Withdrawal Benefit Percentage. For this example, the GWB is equal to $1,494 ($180,000 multiplied by 0.83%).

The following table shows the impact on the Withdrawal Benefit Balance during the first 12 months of GWB payments assuming that you request to receive GWB payments as indicated in the table.

Month	Withdrawal Benefit Balance prior to GWB payments	GWB payments requested by Policy owner	Withdrawal Benefit Balance after each GWB payment
1	$180,000.00	$1,494.00	$178,506.00
2	$178,506.00	$1,494.00	$177,012.00
3	$177,012.00	$1,494.00	$175,518.00
4	$175,518.00	$1,494.00	$174,024.00
5	$174,024.00	$1,494.00	$172,530.00
6	$172,530.00	$0.00	$172,530.00
7	$172,530.00	$0.00	$172,530.00
8	$172,530.00	$1,494.00	$171,036.00
9	$171,036.00	$1,494.00	$169,542.00
10	$169,542.00	$1,494.00	$168,048.00
11	$168,048.00	$1,494.00	$166,554.00
12	$166,554.00	$1,494.00	$165,060.00

In example 1, you have a remaining Withdrawal Benefit Balance of $165,060.

Example 2: Impact of withdrawals on specified amount, accumulation value, cash value, cash surrender value, and Continuation Guarantee Account

Below is an example, with two tables, showing the reductions in these values upon payment of each GWB. Each GWB payment reduces the Withdrawal Benefit Balance by the amount of the GWB. The Withdrawal Benefit Basis will be reduced in the same proportion as the reduction in the Withdrawal Benefit Balance. The Policy’s specified amount will be reduced by the same amount as the reduction in the Withdrawal Benefit Basis. The Policy’s accumulation value, cash value, cash surrender value, and Continuation Guarantee Account value will be reduced in the same proportion as the reduction in the specified amount.

Example 2 uses the same assumptions as example 1. In example 2 the surrender charge is no longer applicable, which results in the same values for the accumulation value, cash value and cash surrender value.

Beginning values:
Policy Values Prior to First GWB
Withdrawal Benefit Balance	Specified Amount	Accumulation Value	Cash Value	Cash Surrender Value	Continuation Guarantee Account
$180,000	$360,000	$50,000	$50,000	$50,000	$150,000

The next table shows the Policy values for the same 12 month period as was illustrated in example 1.

		Policy Values After Each GWB Payment
Month	GWB Payment Requested by Policy Owner	Withdrawal Benefit Balance	Specified Amount	Accumulation Value	Cash Value	Cash Surrender Value	Continuation Guarantee Account
1	$1,494	$178,506	$358,506	$49,793	$49,793	$49,793	$149,377
2	$1,494	$177,012	$357,012	$47,197	$47,197	$47,197	$148,984
3	$1,494	$175,518	$355,518	$45,804	$45,804	$45,804	$148,590
4	$1,494	$174,024	$354,024	$44,416	$44,416	$44,416	$148,195
5	$1,494	$172,530	$352,530	$43,034	$43,034	$43,034	$147,800
6	$0	$174,024	$352,530	$41,829	$41,829	$41,829	$148,032
7	$0	$174,024	$352,530	$40,620	$40,620	$40,620	$148,265
8	$1,494	$171,036	$351,036	$39,244	$39,244	$39,244	$147,870
9	$1,494	$169,542	$349,542	$37,874	$37,874	$37,874	$147,475
10	$1,494	$168,048	$348,048	$36,509	$36,509	$36,509	$147,080
11	$1,494	$166,554	$346,554	$35,150	$35,150	$35,150	$146,684
12	$1,494	$165,060	$345,060	$33,797	$33,797	$33,797	$146,288

In example 2, as in example 1, you have a remaining Withdrawal Benefit Balance of $165,060.

We reserve the right to modify, suspend or terminate the Lifestyle Income Rider at any time for prospectively issued Policies.

Tax Consequences of Additional Rider Benefits

Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See “Tax Effects” starting on page 73. You should consult a qualified tax adviser.

POLICY TRANSACTIONS

The following transactions may have different effects on the accumulation value, death benefit, specified amount or cost of insurance. You should consider the net effects before requesting a Policy transaction. See “Policy Features” on page 28. Certain transactions also include charges. For information regarding other charges, see “Charges Under the Policy” on page 67.

Withdrawing Policy Investments

Full surrender. You may at any time surrender your Policy in full. If you do, we will pay you the accumulation value, less any Policy loans, plus any unearned loan interest, and less any surrender charge that then applies. We call this amount your “cash surrender value.” Because of the surrender charge, it is unlikely that an AG Platinum Choice VUL Policy will have any cash surrender value during at least the first year.

Partial surrender. You may, at any time after the first Policy year and before the Policy’s maturity date, make a partial surrender of your Policy’s cash surrender value. A partial surrender must be at least $500. We will automatically reduce your Policy’s accumulation value by the amount of your withdrawal and any related charges. We do not allow partial surrenders that would reduce the death benefit below $100,000.

If the Option 1 death benefit is then in effect, we also will reduce your Policy’s specified amount by the amount of such withdrawal and charges, but not below $100,000. We will take any such reduction in specified amount in accordance with the description found under “Decrease in coverage” on page 38.

You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the partial surrender in the same proportions as then apply for deducting monthly charges under your Policy or, if that is not possible, in proportion to the amount of accumulation value you then have in each investment option.

We assess a $10 partial surrender processing fee for each partial surrender.

Option to convert to paid-up endowment insurance. If your Policy was issued in Florida, you have the option to have the Policy endorsed as a non-participating non-variable paid-up endowment life insurance policy. Any riders you have elected terminate when you exercise this option. Here is the information you should know about this option:

•	we use your original Policy’s cash surrender value as a single premium for the new policy;

•	we use the insured person’s age at the time you exercise this option to determine how much coverage you will receive (this amount is the new death benefit);

•	you will owe no additional premiums while the new policy is in force;

•	we will pay the amount of coverage to the beneficiary when the insured person dies and the new policy will terminate; and

•	we will pay the amount of coverage to the owner if the insured person is living at the new policy’s maturity date and the new policy will terminate.

Policy loans. You may at any time borrow from us an amount up to your Policy’s cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day. The minimum amount you can borrow is $500 or, if less, your Policy’s cash surrender value less three times the amount of the charges we assess against your accumulation value on your monthly deduction day.

We reserve the right at any time to limit the maximum loan amount to 90% of your accumulation value less any applicable surrender charges. The 90% limit will apply to

•	all policies regardless of the date of issue; and
•	any loans taken after the new limit is declared.

Any loans outstanding when the new limit is declared will be administered under the rules for loans that were in place at the time the loan was taken.

We remove from your investment options an amount equal to your loan and hold that part of your accumulation value in the Fixed Account as collateral for the loan. We will credit your Policy with interest on this collateral amount on a monthly basis and at a guaranteed annual effective rate of 4.00% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at the end of each Policy year at a guaranteed annual effective rate of 4.75%. Loan interest accrues daily. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. Interest you pay on Policy loans will not, in most cases, be deductible on your tax returns.

You may choose which of your investment options the loan will be taken from. If you do not so specify, we will allocate the loan in the same way that charges under your Policy are being allocated. If this is not possible, we will make the loan pro-rata from each investment option that you then are using.

You may repay all or part (but not less than $100 unless it is the final payment) of your loan at any time before the death of the insured person while the Policy is in force. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. Any loan repayments go first to repay all loans that were taken from the Fixed Account. We will invest any additional loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan (increased by any unearned loan interest we may have already charged) will be deducted from the proceeds we pay following the insured person’s death.

Preferred loan interest rate. We will charge a lower interest rate on loans available after the first 10 Policy years. We call these “preferred loans.” The maximum amount eligible for preferred loans for any year is:

•	10% of your Policy’s accumulation value (which includes any loan collateral we are holding for your Policy loans) at the Policy anniversary; or

•	if less, your Policy’s maximum remaining loan value at that Policy anniversary.

We will always credit your preferred loan collateral amount at a guaranteed annual effective rate of 4.00%. We intend to set the rate of interest you are paying to the same 4.00% rate we credit to your preferred loan collateral amount, resulting in a zero net cost (0.00%) of borrowing for that amount. We have full discretion to vary the rate we charge you, provided that the rate:

•	will always be greater than or equal to the guaranteed preferred loan collateral rate of 4.00%, and

•	will never exceed an annual effective rate of 4.25%.

Maturity of your Policy. If the insured person is living on the “Maturity Date” shown on page 3 of your Policy, we will pay you the cash surrender value of the Policy, and the Policy will end. The maturity date can be no later than the Policy anniversary nearest the insured person’s 121st birthday, unless you have elected to extend coverage to a later date you designate. See “Option to extend coverage,” on page 62.

Option to extend coverage. You may elect to extend your original maturity date to a later date you designate. If you do so, and if the insured person is living on the maturity date, coverage will be continued until the date of death of the insured person.

To elect this option, you must submit a written request on a form acceptable to us, at least 30 days prior to the original maturity date. You will incur no charge for exercising this option.

The option provides for a death benefit after your original maturity date equal to the death benefit in effect on the day prior to your original maturity date. If the death benefit is based fully, or in part, on the accumulation value, we will adjust the death benefit to reflect future changes in your accumulation value. The death benefit will never be less than the accumulation value. The death benefit will be reduced by any outstanding Policy loan amount. Here are the option’s additional features:

•	You may not revoke your exercising this option;

•	No riders attached to this policy will be extended unless otherwise stated in the rider;

•	No further charges will be assessed on the monthly deduction day;

•	You may not pay any new premiums;

•	Interest on policy loans will continue to accrue;

•	You may repay all or part of a loan at any time; and

•	Your accumulation value in the variable investment options will be transferred to the Fixed Account on your original maturity date.

Tax considerations. Please refer to “Federal Tax Considerations” on page 73 for information about the possible tax consequences to you when you receive any loan, surrender, maturity benefit or other funds from your Policy. A Policy loan may cause the Policy to lapse which may result in adverse tax consequences.

POLICY PAYMENTS

Payment Options

The beneficiary will receive the full death benefit proceeds from the Policy as a single sum, unless the beneficiary elects another method of payment within 60 days after we receive notification of the insured person’s death. Likewise, the Policy owner will receive the full proceeds that become payable upon full surrender or the maturity date, unless the Policy owner elects another method of payment within 60 days after we receive notification of full surrender or the maturity date.

The payee can elect that all or part of such proceeds be applied to one or more of the following payment Options. If the payee dies before all guaranteed payments are paid, the payee’s heirs or estate will be paid the remaining payments.

The payee can elect that all or part of such proceeds be applied to one or more of the following payment Options:

•	Option 1 - Equal monthly payments for a specified period of time.

•	Option 2 - Equal monthly payments of a selected amount of at least $60 per year for each $1,000 of proceeds until all amounts are paid out.

•	Option 3 - Equal monthly payments for the payee’s life, but with payments guaranteed for a specified number of years. These payments are based on annuity rates that are set forth in the Policy or, at the payee’s request, the annuity rates that we then are using.

•	Option 4 - Proceeds left to accumulate at an interest rate of 1% compounded annually for any period up to 30 years. At the payee’s request we will make payments to the payee monthly, quarterly, semiannually, or annually. The payee can also request a partial withdrawal of any amount of $500 or more. There is no charge for partial withdrawals.

Additional payment Options may also be available with our consent. We have the right to reject any payment Option if the payee is a corporation or other entity. You can read more about each of these Options in the Policy and in the separate form of payment contract that we issue when any such Option takes effect.

Interest rates that we credit under each Option will be at least 1%.

Change of payment Option. The owner may give us written instructions to change any payment Option previously elected at any time while the Policy is in force and before the start date of the payment Option.

Tax impact. If a payment Option is chosen, you or your beneficiary may have adverse tax consequences. You should consult with a qualified tax adviser before deciding whether to elect one or more payment Options.

The Beneficiary

You name your beneficiary or beneficiaries when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the lifetime of the insured person unless your previous designation of beneficiary provides otherwise. In this case the previous beneficiary must give us permission to change the beneficiary and then we will accept your instructions. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner’s estate.

Assignment of a Policy

You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason. We will not be bound by an assignment unless it is received in writing. You must provide us with two copies of the assignment. We are not responsible for any payment we make or any action we take before we receive a complete notice of the assignment in good order. We are also not responsible for the validity of the assignment. An absolute assignment is a change of ownership. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser before making an assignment.

Payment of Proceeds

General. We generally will pay any death benefit, maturity benefit, cash surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of a death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person’s death, we will pay the proceeds as a single sum, normally within seven days thereafter.

Delay of Fixed Account proceeds. We have the right, however, to defer payment or transfers of amounts out of the Fixed Account for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

Delay for check clearance.. We reserve the right to defer payment of that portion of your accumulation value that is attributable to a payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Delay of Separate Account VL-R proceeds. We reserve the right to defer computation of values and payment of any death benefit, loan or other distribution that comes from that portion of your accumulation value that is allocated to Separate Account VL-R, if:

•	the NYSE is closed other than weekend and holiday closings;

•	trading on the NYSE is restricted;

•	an emergency exists as determined by the SEC or other appropriate regulatory authority, such that disposal of securities or determination of the accumulation value is not reasonably practicable;

•	the SEC by order so permits for the protection of Policy owners; or

•	we are on notice that the Policy is the subject of a court proceeding, an arbitration, a regulatory matter or other legal action.

Transfers and allocations of accumulation value among the investment options may also be postponed under these circumstances. If we need to defer calculation of Separate Account VL-R values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

Delay to challenge coverage. We may challenge the validity of your insurance Policy based on any material misstatements in your application or any application for a change in coverage. However,

•	We cannot challenge the Policy after it has been in effect, during the insured person’s lifetime, for two years from the date the Policy was issued or restored after termination. (Some states may require that we measure this time in another way. Some states may also require that we calculate the amount we are required to pay in another way.)

•	We cannot challenge any Policy change that requires evidence of insurability (such as an increase in specified amount) after the change has been in effect for two years during the insured person’s lifetime.

•	We cannot challenge an additional benefit rider that provides benefits if the insured person becomes totally disabled, after two years from the later of the Policy’s date of issue or the date the additional benefit rider becomes effective.

Delay required under applicable law. We may be required under applicable law to block a request for transfer or payment, including a Policy loan request, under a Policy until we receive instructions from the appropriate regulator.

ADDITIONAL RIGHTS THAT WE HAVE

We have the right at any time to:

•	transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your accumulation value for that option to below $500;

•	transfer the entire balance in proportion to any other investment options you then are using, if the accumulation value in an investment option is below $500 for any other reason;

•	end the automatic rebalancing feature if your accumulation value falls below $5,000;

•	replace the underlying Fund that any investment option uses with another fund, subject to SEC and other required regulatory approvals;

•	add, delete or limit investment options, combine two or more investment options, or withdraw assets relating to the Policies from one investment option and put them into another, subject to SEC and other required regulatory approvals;

•	operate Separate Account VL-R under the direction of a committee or discharge such a committee at any time;

•	operate Separate Account VL-R, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Separate Account VL-R may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish; or

•	make other changes in the Policy that in our judgment are necessary or appropriate to ensure that the Policy continues to qualify for tax treatment as life insurance, or that do not reduce any cash surrender value, death benefit, accumulation value, or other accrued rights or benefits.

VARIATIONS IN POLICY OR INVESTMENT OPTION

TERMS AND CONDITIONS

We have the right to make some variations in the terms and conditions of a Policy or its investment options. Any variations will be made only in accordance with uniform rules that we establish. We intend to comply with all applicable laws in making any changes and, if necessary, we will seek Policy owner approval and SEC and other regulatory approvals. Here are some of the potential variations:

Underwriting and premium classes. We may add or remove premium classes. We currently have ten premium classes we use to decide how much the monthly insurance charges under any particular Policy will be:

•	Five Non-Tobacco classes: preferred plus, preferred, standard plus, standard and special;
•	Three Tobacco classes: preferred, standard and special; and
•	Two Juvenile classes: juvenile and special juvenile.

Various factors such as the insured person’s age, health history, occupation and history of tobacco use, are used in considering the appropriate premium class for the insured. “Tobacco use” refers to not only smoking, but also the use of other products that contain nicotine. Tobacco use includes the use of nicotine patches and nicotine gum. Premium classes are described in your Policy.

Policies purchased through “internal rollovers.” We maintain published rules that describe the procedures necessary to replace life insurance policies we have issued. Not all types of other insurance are eligible to be replaced with a Policy. Our published rules may be changed from time to time, but are evenly applied to all our customers.

State law requirements. AGL is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and related endorsements.

Expenses or risks. AGL may vary the charges and other terms within the limits of the Policy where special circumstances result in sales, administrative or other expenses, mortality risks or other risks that are different from those normally associated with the Policy. The New York State Department of Financial Services may require that we seek its prior approval before we make some of these changes.

CHARGES UNDER THE POLICY

Statutory premium tax charge. Unless your Policy was issued in Oregon, deduct from each premium a charge for the tax that is then applicable to us in your state or other jurisdiction. These taxes, if any, currently range in the United States from 0.5% to 3.5%. Please let us know if you move to another jurisdiction, so we can adjust this charge if required. You are not permitted to deduct the amount of these taxes on your income tax return. We use this charge to offset our obligation to pay premium tax on the Policies. You may contact our Administrative Center for information about premium tax rates in any state.

Tax charge back. If you are a resident of Oregon at the time you purchase a Policy, there is no premium tax charge. Instead, we will deduct from each premium a tax charge back that is permissible under Oregon law. If you later move from Oregon to a state that has a premium tax, we will not charge you a premium tax. We deduct the tax charge back from each premium you pay, regardless of the state in which you reside at the time you pay the premium. The current tax charge back is 1.78% of each premium. We may change the tax charge back amount but any change will only apply to new Policies we issue. We use the charge partly to offset our obligation to pay premium taxes on the same Policy if you move to another state. We also use the charge to pay for the cost of additional administrative services we provide under these Policies.

Premium expense charge. After we deduct premium tax (or a tax charge back if we issued your Policy in Oregon) from each premium payment, we will deduct a maximum of 10.0% from the remaining amount. The current premium expense charge is at a rate of 9.0%. After a Policy has been in effect for 5 years, we will reduce the current premium expense charge to a rate of 5.0%, and after 10 years, to a current rate of 2.0%. The maximum rate is 10% for all Policy years. AGL receives this charge to cover sales expenses, including commissions.

Daily charge (mortality and expense risk fee). We will deduct a daily charge at a maximum annual effective rate of 0.70% (7/10 of 1%) of your accumulation value that is then being invested in any of the variable investment options. The current daily charge is at an annual effective rate of 0.25%. After a Policy has been in effect for 10 years, we will reduce the daily charge to a maximum annual effective rate of 0.35%, and after 20 years, to a maximum annual effective rate of 0.15%. AGL receives this charge to pay for our mortality and expense risks. For a further discussion regarding these charges we will deduct from your investment in a Policy, see “More About Policy Charges” on page 71.

Fees and expenses and money market investment option. During periods of low short-term interest rates, and in part due to Policy fees and expenses that are assessed as frequently as daily, the yield of the money market investment option may become extremely low and possibly negative. If the daily dividends paid by the underlying mutual fund for the money market investment option are less than the Policy’s fees and expenses, the money market investment option’s unit value will decrease. In the case of negative yields, your accumulation value in the money market investment option will lose value.

Monthly administration fee. We will deduct $10 from your accumulation value each month. We may lower this charge but it is guaranteed to never exceed $10. AGL receives this charge to pay for the cost of administrative services we provide under the Policies, such as regulatory mailings and responding to Policy owners’ requests.

Monthly charge per $1,000 of specified amount. The Policies have a monthly expense per $1,000 of specified amount which will be deducted during the first five Policy years and during the first five years following any increase in specified amount. This charge varies according to the age, gender and premium class of the insured person, as well as the amount of coverage. The dollar amount of this charge changes with each increase in your Policy’s specified amount. (We discuss your specified amount under “Your specified amount of insurance” on page 30.) This charge can range from a maximum of $1.27 for each $1,000 of specified amount to a minimum of $0.07 for each $1,000 of specified amount. The representative charge (referred to as “Representative” in the Tables of Fees and Charges) is $0.27 for each $1,000 of specified amount. The initial amount of this charge is shown on page 3A of your Policy and is called “Monthly Expense Charge for the First Three Years.” AGL receives this charge to pay for underwriting costs and other costs of issuing the Policies, and also to help pay for the administrative services we provide under the Policies.

Monthly insurance charge. Every month we will deduct from your accumulation value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our net amount at risk on that date. Our “net amount at risk” is the difference between (a) the death benefit that would be payable before reduction by policy loans if the insured person died on that date and (b) the then total accumulation value under the Policy. For otherwise identical Policies:

•	greater amounts at risk result in a higher monthly insurance charge; and

•	higher cost of insurance rates also result in a higher monthly insurance charge.

Keep in mind that investment performance of the investment options in which you have accumulation value will affect the total amount of your accumulation value. Therefore your monthly insurance charge can be greater or less, depending on investment performance.

Our cost of insurance rates are guaranteed not to exceed those that will be specified in your Policy. Our current rates are lower than the guaranteed maximum rates for insured persons in most age, gender and premium classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

In general the longer you own your Policy, the higher the cost of insurance rate will be as the insured person grows older. Also our cost of insurance rates will generally be lower if the insured person is a female than if a male. Similarly, our current cost of insurance rates are generally lower for non-tobacco users (insured persons who do not use tobacco or other products that contain nicotine) than tobacco users, and for persons considered to be in excellent health. On the other hand, insured persons who present particular health, occupational or non-work related risks may require higher cost of insurance rates and other additional charges based on the specified amount of insurance coverage under their Policies.

Finally, our current cost of insurance rates for the same insured person differ depending on the specified amount in force on the day the charge is deducted. We have different rates we apply for specified amounts. The highest rates begin with the minimum specified amount. The rates decline on a graduated schedule as the specified amount increases. Your agent can discuss the schedule with you. Our cost of insurance rates are generally higher under a Policy that has been in force for some period of time than they would be under an otherwise identical Policy purchased more recently on the same insured person.

AGL receives this charge to fund the death benefits we pay under the Policies.

Monthly charges for additional benefit riders. We will deduct charges monthly from your accumulation value, if you select additional benefit riders. In addition, the interest charge for the terminal illness rider benefit is assessed each Policy anniversary. The charges for any rider you select will vary by Policy within a range based on either the personal characteristics of the insured person or the specific coverage you choose under the rider. The riders we currently offer are accidental death benefit rider, children’s insurance benefit rider, spouse term rider, terminal illness rider, waiver of monthly deduction rider, overloan protection rider, monthly guarantee premium rider for first 20 years, guaranteed minimum death benefit rider, Accelerated Access Solution and Lifestyle Income Rider. The riders are described beginning on page 40, under “Additional Benefit Riders.” The specific charges for any riders you choose are shown on page 3 of your Policy. AGL receives these charges to pay for the benefits under the riders and to help offset the risks we assume.

Surrender charge. The Policies have a surrender charge that applies for a maximum of the first 9 Policy years (and for a maximum of the first 9 Policy years after any increase in the Policy’s specified amount).

The amount of the surrender charge depends on the sex, age, and premium class of the insured person, as well as the Policy year and specified amount. Your Policy’s surrender charge will be found in the table beginning on page 28 of the Policy. As shown in the Tables of Fees and Charges beginning on page 11 the maximum surrender charge is $45 per $1,000 of the specified amount (or any increase in the specified amount portion of the specified amount). The minimum surrender charge is $2 per $1,000 of the specified amount (or any increase in the specified amount). The representative surrender charge (referred to as “Representative” in the Tables of Fees and Charges) is $19 per $1,000 of specified amount (or any increase in the specified amount).

The surrender charge decreases on an annual basis until, in the fifteenth Policy year (or the fifteenth year following an increase in specified amount), it is zero. These decreases are also based on the age and other insurance characteristics of the insured person.

The following chart illustrates how the surrender charge declines over the first 9 Policy years. The chart is for a 38 year old male, who is the same person to whom we refer in the Tables of Fees and Charges beginning on page 11 under “Representative Charge.” Surrender charges may differ for other insured persons because the amount of the annual reduction in the surrender charge may differ.

Surrender Charge for a 38 Year Old Male
Policy Year	1	2	3	4	5	6	7	8	9	10
Surrender Charge Per $1,000 of Specified amount	$19	$19	$19	$19	$18	$15	$11	$7	$3	$0

We will deduct the entire amount of any then applicable surrender charge from the accumulation value at the time of a full surrender. Upon a requested decrease in a Policy’s specified amount portion of the specified amount, we will deduct any remaining amount of the surrender charge that was associated with the specified amount that is canceled. This includes any decrease that results from any requested partial surrender. See “Partial surrender” on page 60 and “Change of death benefit option” on page 39.

For those Policies that lapse in the first 9 Policy years, AGL receives surrender charges to help recover sales expenses. Depending on the age and health risk of the insured person when the Policy is issued, more premium may be required to pay for all Policy charges. As a result, we use the insured person’s age and sex to help determine the appropriate rate of surrender charge per $1,000 of specified amount to help us offset these higher sales charges.

Partial surrender processing fee. We will charge a maximum fee equal to the lesser of 2% of the amount withdrawn or $25 for each partial surrender you make. This charge is currently $10. AGL receives this charge to help pay for the expense of making a partial surrender.

Transfer fee. We will charge a $25 transfer fee for each transfer between investment options that exceeds 12 each Policy Year. This charge will be deducted from the investment options in the same ratio as the requested transfer. AGL receives this charge to help pay for the expense of making the requested transfer.

Illustrations. If you request illustrations more than once in any Policy year, we may charge a maximum fee of $25 for the illustration. AGL receives this charge to help pay for the expenses of providing additional illustrations.

Policy loans. We will charge you interest on any loan at an annual effective rate of 4.75%. The loan interest charged on a preferred loan (available after the first 10 Policy years) will never exceed an annual effective rate of 4.25%. AGL receives these charges to help pay for the expenses of administering and providing for Policy loans. See “Policy loans” on page 61.

Charge for taxes. We can adjust charges in the future on account of taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your accumulation value. In no event will any adjusted charge exceed the maximum guaranteed charge shown in the Tables of Fees and Charges on pages 11 - 18. All maximum guaranteed charges also appear in your Policy.

For a further discussion regarding these charges we will deduct from your investment in a Policy, see “More About Policy Charges” on page 71.

Allocation of charges. You may choose the investment options from which we deduct all monthly charges and any applicable surrender charges. If you do not have enough accumulation value in those investment options, we will deduct these charges in the same ratio the charges bear to the unloaned accumulation value you then have in each investment option.

More About Policy Charges

Purpose of our charges. The charges under the Policy are designed to cover, in total, our direct and indirect costs of selling, administering and providing benefits under the Policy. They are also designed, in total, to compensate us for the risks we assume and services that we provide under the Policy. These include:

•	mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay);

•	sales risks (such as the risk that the number of Policies we sell and the premiums we receive net of withdrawals, are less than we expect, thereby depriving us of expected economies of scale);

•	regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable universal life insurance policies); and

•	expense risks (such as the risk that the costs of administrative services that the Policy requires us to provide will exceed what we currently project).

The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policy as the insured person dies.

General. If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss. We reserve the right to increase the charges to the maximum amounts on Policies issued in the future.

Although the paragraphs above describe the primary purposes for which charges under the Policies have been designed, these purposes are subject to considerable change over the life of a Policy. We can retain or use the revenues from any charge for any purpose.

ACCUMULATION VALUE

Your accumulation value. From each premium payment you make, we deduct the charges that we describe on page 67 under “Statutory premium tax charge” and “Premium expense charge.” We invest the rest in one or more of the investment options listed in the chart on page 22 of this prospectus, as well as the Fixed Account. We call the amount that is at any time invested under your Policy (including any loan collateral we are holding for your Policy loans) your “accumulation value.”

Your investment options. We invest the accumulation value that you have allocated to any variable investment option in shares of a corresponding Fund. Over time, your accumulation value in any such investment option will increase or decrease in accordance with the investment experience of the Fund. Your accumulation value will also be reduced by Fund charges and certain other charges that we deduct from your Policy. We describe these charges beginning on page 67 under “Charges Under the Policy.”

You can review other important information about the Funds that you can choose in the separate prospectuses for those Funds. You can request additional free copies of these prospectuses from your AGL representative or from the Administrative Center. See “Contact Information” on page 5.

We invest any accumulation value you have allocated to the Fixed Account as part of our general assets. We credit interest on that accumulation value at a rate which we declare from time to time. We guarantee that the interest will be credited at a rate no less than the annual effective rate shown on your Policy Schedule. Although this interest increases the amount of any accumulation value that you have in the Fixed Account, such accumulation value will also be reduced by any charges that are allocated to this option under the procedures described under “Allocation of charges” on page 71. The “daily charge” described on page 68 and the fees and expenses of the Funds discussed on page 18 do not apply to the Fixed Account.

Policies are “non-participating.” You will not be entitled to any dividends from AGL.

POLICY LAPSE AND REINSTATEMENT

While the guarantee period benefit rider (discussed on page 43 under “Monthly Guarantee Premium Rider for First 20 Years”) or the guaranteed minimum death benefit rider (discussed on page 44 under “Guaranteed Minimum Death Benefit Rider”) is in force, your Policy will not enter a grace period or terminate. You must, however, pay the monthly guarantee premiums. You cannot reinstate the monthly guarantee premium rider for first 20 years; the guaranteed minimum death benefit rider may be reinstated after lapse. After these riders expire or terminate, if your Policy’s cash surrender value (the Policy’s accumulation value less Policy loans and unpaid loan interest and any surrender charge that then applies) falls to an amount insufficient to cover the monthly charges, you must pay additional premium in order to keep your Policy in force. We will notify you by letter that you have 61 days from the due date of the premium to pay the necessary charges to avoid lapse of the Policy. You are not required to repay any outstanding Policy loan in order to reinstate your Policy. If the loan is not repaid, however, it will be reinstated with your Policy. If the insured person dies during the grace period we will pay the death benefit reduced by the charges that are owed at the time of death. The grace period begins with the first day of the Policy month for which all charges could not be paid. If we do not receive your payment by the end of the grace period, your Policy and all riders will end without value and all coverage under your Policy will cease. Although you can apply to have your Policy “reinstated,” you must do this within five years (or, if earlier, before the Policy’s maturity date), and you must present evidence that the insured person still meets our requirements for issuing coverage. You will find additional information in the Policy about the values and terms of the Policy after it is reinstated.

FEDERAL TAX CONSIDERATIONS

Generally, the death benefit paid under a Policy is not subject to income tax. Earnings on your accumulation value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your Policy’s accumulation value upon surrender, partial surrender, or maturity of your Policy, all or part of that distribution may be treated as a return of the premiums you paid, which is not subject to income tax.

Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a “modified endowment contract.” In that case, the loan will be taxed as if it were a partial surrender. Furthermore, loans, partial surrenders and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply. If your Policy lapses, you may have to pay income tax on a portion of any outstanding loan.

Tax Effects

Discussions regarding the tax treatment of any life insurance policy are intended for general purposes only and are not intended as tax advice, either general or individualized, nor should they be interpreted to provide any predictions or guarantees of a particular tax treatment. This discussion generally is based on current federal income tax law and interpretations, and may include areas of those rules that are more or less clear or certain. Tax laws are subject to legislative modification, and while many such modifications will have only a prospective application, it is important to recognize that a change could have retroactive effect as well. You should seek competent tax or legal advice, as you deem necessary or appropriate, regarding your own circumstances.

This discussion assumes that the policy owner is a natural person who is a U.S. citizen and resident. The consequences for corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. The following discussion of federal income tax treatment is general in nature and is not intended as tax advice.

General. The Policy will be treated as “life insurance” for federal income tax purposes (a) if it meets the definition of life insurance under Section 7702 of the Code and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policy will meet these requirements at issue and that:

•	the death benefit received by the beneficiary under your Policy will generally not be subject to federal income tax; and

•	increases in your Policy’s accumulation value as a result of interest or investment experience will not be subject to federal income tax unless and until there is a distribution from your Policy, such as a surrender or a partial surrender.

The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a “modified endowment contract,” as explained in the following discussion. In all cases, however, the character of all income that is described as taxable to the payee will be ordinary income (as opposed to capital gain).

Testing for modified endowment contract status. The Code provides for a “seven-pay test.” This test determines if your Policy will be a “modified endowment contract.”

If, at any time during the first seven Policy years:

•	you have paid a cumulative amount of premiums;

•	the cumulative amount exceeds the premiums you would have paid by the same time under a similar fixed-benefit life insurance policy; and

•	the fixed benefit policy was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits (“paid-up” means no future premium payments are required) after the payment of seven level annual premiums;

then your Policy will be a modified endowment contract.

Whenever there is a “material change” under a policy, the policy will generally be (a) treated as a new contract for purposes of determining whether the policy is a modified endowment contract and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the accumulation value of the policy at the time of such change. A materially changed policy would be considered a modified endowment contract if it failed to satisfy the new seven-pay limit at any time during the new seven-pay period. A “material change” for these purposes could occur as a result of a change in death benefit option. A material change will occur as a result of an increase in your Policy’s specified amount, and certain other changes.

If your Policy’s benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in the specified amount that you request or that results from a partial surrender). If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract.

We will monitor your Policy and attempt to notify you on a timely basis to prevent additional premium payments from causing your Policy to become a modified endowment contract.

A life insurance policy that is received in a tax free exchange under Section 1035 of the Code for a modified endowment contract will also be considered a modified endowment contract.

Other effects of Policy changes. Changes made to your Policy (for example, a decrease in specified amount that you request or that results from a partial surrender that you request) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of accumulation value that may be maintained under your Policy. Under Notice 2006-95 published by the Internal Revenue Service, certain policy changes, not expressly provided for in your Policy, may have adverse federal income tax effects. You should consult your own competent, professional tax advisor on this issue.

Policy changes and extending coverage. We will not permit a change to your Policy that would result in the Policy not meeting the definition of life insurance under Section 7702 of the Code. The 2001 Commissioner’s Standard Ordinary mortality and morbidity tables (“2001 CSO Mortality Tables”) provide a stated termination date of age 121. The “Option to extend coverage” described on page 62 allows you to continue your Policy beyond the insured person’s age 121. The tax consequences of extending the maturity date beyond the age 121 termination date of the 2001 CSO Mortality Tables are unclear. You should consult your personal tax adviser about the effect of any change to your Policy as it relates to Section 7702 and the termination date of the Mortality Tables.

Rider benefits. We believe that premium payments and any death benefits or other benefits to be paid under any rider you may purchase under your Policy will not disqualify your Policy as life insurance for tax purposes. However, the tax law related to rider benefits is complex and some uncertainty exists. You should consult a qualified tax adviser regarding the impact of any rider you may purchase.

Tax treatment of minimum withdrawal benefit rider payments. You may have purchased a minimum withdrawal benefit rider that can provide payments to you. If applicable to you, generally, we will treat each rider benefit payment as withdrawal of cash value first. All payments or withdrawals after cash value has been reduced to zero, will be treated as taxable amounts. However, you should be aware that little guidance is available regarding the taxability of these benefits. You should consult a tax adviser.

Taxation of pre-death distributions if your Policy is not a modified endowment contract. As long as your Policy remains in force during the insured person’s lifetime and not as a modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest on the Policy loan generally will not be tax deductible.

After the first 15 Policy years, the proceeds from a partial surrender will not be subject to federal income tax except to the extent such proceeds exceed your “basis” in your Policy. (Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable.) During the first 15 Policy years, however, the proceeds from a partial surrender could be subject to federal income tax, under a complex formula, to the extent that your accumulation value exceeds your basis in your Policy.

On the maturity date or upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy ends after a grace period while there is a Policy loan, the cancellation of such loan and any accrued loan interest will be treated as a distribution and could be subject to federal income tax under the above rules. Finally, if you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

Taxation of pre-death distributions if your Policy is a modified endowment contract. If your Policy is a modified endowment contract, any distribution from your Policy while the insured person is still living will be taxed on an “income-first” basis. Distributions:

•	include loans (including any increase in the loan amount to pay interest on an existing loan, or an assignment or pledge to secure a loan) and partial surrenders;

•	will be considered taxable income to you to the extent your accumulation value exceeds your basis in the Policy; and

•	have their taxability determined by aggregating all modified endowment contracts issued by the same insurer (or its affiliates) to the same owner (excluding certain qualified plans) during any calendar year.

For modified endowment contracts, your basis:

•	is similar to the basis described above for other policies; and

•	will be increased by the amount of any prior loan under your Policy that was considered taxable income to you.

A 10% penalty tax also will apply to the taxable portion of most distributions from a policy that is a modified endowment contract. The penalty tax will not, however, apply:

•	to taxpayers 59 1⁄2 years of age or older;

•	in the case of a disability (as defined in the Code); or

•	to distributions received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary.

If your Policy ends after a grace period while there is a Policy loan, the cancellation of the loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, on the maturity date or upon a full surrender, any excess of the proceeds we pay (including any amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax and, unless one of the above exceptions applies, the 10% penalty tax.

Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Policy lapses and reinstatements. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

Diversification and investor control. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Our failure to comply with these regulations would disqualify your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Also, if the insured person died during such period of disqualification or subsequent periods, a portion of the death benefit proceeds would be taxable to the beneficiary. Separate Account VL-R, through the Funds, intends to comply with these requirements. Although we do not have direct control over the investments or activities of the Funds, we will enter into agreements with them requiring the Funds to comply with the diversification requirements of the Section 817(h) Treasury Regulations.

The Treasury Department has provided only limited guidance describing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within Separate Account VL-R may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. Due to the lack of specific guidance on investor control, there is some uncertainty about when a policy owner is considered the owner of the assets for tax purposes. If you were considered the owner of the assets of Separate Account VL-R, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that AGL, and not the owner of a Policy, would be considered the owner of the assets of Separate Account VL-R. However, we reserve the right to make changes that we deem necessary to insure that the Policy qualifies as a life insurance contract.

Estate and generation skipping taxes. If the insured person is the Policy’s owner, the death benefit under the Policy will generally be includable in the owner’s estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the cash surrender value of the Policy would be includable. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

As a general rule, if a “transfer” is made to a person two or more generations younger than the Policy’s owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to “transfers” that would be subject to the gift and estate tax rules. For 2014, the federal estate, gift and generation skipping tax exemptions increased to $5,340,000 ($10,680,000 for married couples). You should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

Life insurance in split dollar arrangements. The IRS and Treasury have issued regulations on split dollar life insurance arrangements. In general, a split dollar insurance arrangement involves two parties agreeing to split the premium and/or benefits of a life insurance policy. These arrangements are often used as a type of employee compensation or for making gifts among family members. The regulations provide two mutually exclusive regimes for taxing split dollar life insurance arrangements: the “economic benefit” regime and the “loan” regime. The economic benefit regime, under which the non-owner of the policy is treated as receiving certain economic benefits from its owner, applies to endorsement arrangements and most non-equity split dollar life insurance arrangements. The loan regime applies to collateral assignment arrangements and other arrangements in which the non-owner could be treated as loaning amounts to the owner. These final regulations apply to any split dollar life insurance arrangement entered into after September 17, 2003. Additionally, these regulations apply to any split dollar life insurance arrangements entered into before September 17, 2003, if the arrangement is materially modified after September 17, 2003.

In addition, it should be noted that split dollar arrangements characterized as loans for tax purposes may be affected by the Corporate Responsibility Act of 2002 also referred to as the Sarbanes-Oxley Act of 2002 (the “Act”). The Act prohibits loans from companies publicly traded in the United States to their executives and officers. The status of split dollar arrangements under the Act is uncertain, in part because the SEC may view the tax treatment of such arrangements as instructive.

Purchasers of life insurance policies are strongly advised to consult with a qualified tax adviser to determine the tax treatment resulting from a split dollar arrangement.

Pension and profit-sharing plans. If a life insurance policy is purchased by a trust or other entity that forms part of a pension or profit-sharing plan qualified under Section 401(a) of the Code for the benefit of participants covered under the plan, the federal income tax treatment of such policies will be somewhat different from that described above.

The reasonable net premium cost for such amount of insurance that is purchased as part of a pension or profit-sharing plan is required to be included annually in the plan participant’s gross income. This cost (generally referred to as the “P.S. 58” cost) is reported to the participant annually. If the plan participant dies while covered by the plan and the policy proceeds are paid to the participant’s beneficiary, then the excess of the death benefit over the policy’s accumulation value will not be subject to federal income tax. However, the policy’s accumulation value will generally be taxable to the extent it exceeds the participant’s cost basis in the policy. The participant’s cost basis will generally include the costs of insurance previously reported as income to the participant. Special rules may apply if the participant had borrowed from the policy or was an owner-employee under the plan. The rules for determining “P.S. 58” costs are currently provided under Notice 2002-8, I.R.B. 2002-1 CB 398.

There are limits on the amounts of life insurance that may be purchased on behalf of a participant in a pension or profit-sharing plan. Complex rules, in addition to those discussed above, apply whenever life insurance is purchased by a tax qualified plan. You should consult a qualified tax adviser.

Other employee benefit programs. Complex rules may also apply when a policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of other employee benefits. These policy owners must consider whether the policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person’s consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended. You should consult a qualified legal adviser.

Our taxes. We report the operations of Separate Account VL-R in our federal income tax return, but we currently pay no income tax on Separate Account VL-R’s investment income and capital gains, because these items are, for tax purposes, reflected in our variable universal life insurance policy reserves.

We currently make no charge to any Separate Account VL-R division for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to Separate Account VL-R for income taxes we incur that are allocable to the Policy.

We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, we may make charges for such taxes when they are attributable to Separate Account VL-R or allocable to the Policy.

Certain Funds in which your accumulation value is invested may elect to pass through to AGL taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to AGL.

When we withhold income taxes. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

In the case of non-resident aliens who own a Policy, the withholding rules may be different. With respect to distributions from modified endowment contracts, non-resident aliens are generally subject to federal income tax withholding at a statutory rate of 30% of the distributed amount. In some cases, the non-resident alien may be subject to lower or even no withholding if the United States has entered into a tax treaty with his or her country of residence.

Tax changes. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, if you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal, state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

LEGAL PROCEEDINGS

The Company received and responded to industry-wide regulatory inquiries, including a multi-state audit and market conduct examination covering compliance with unclaimed property laws and a directive from the New York Department of Financial Services regarding claims settlement practices and other related state regulatory inquiries. In connection with the resolution of the multi-state examination relating to these matters in the third quarter of 2012, the Company and certain of its affiliates paid an $11 million regulatory assessment to the various state insurance departments that are parties to a regulatory settlement to defray costs of their examinations and monitoring. Although the Company has enhanced its claims practices to include use of the Social Security Administration Death Master File (SSDMF), it is possible that the settlement remediation requirements, remaining inquiries, other regulatory activity or litigation could result in the payment of additional amounts. AIG has also received a demand letter from a purported AIG shareholder requesting that the Board of Directors investigate these matters, and bring appropriate legal proceedings against any person identified by the investigation as engaging in misconduct. On January 8, 2014 the independent members of AIG’s Board unanimously refused the demand in its entirety, and on February 19, 2014, counsel for AIG’s Board sent a letter to counsel for the purported AIG shareholder describing the process by which AIG’s Board considered and refused its demand. The Company believes it has adequately reserved for such claims, but there can be no assurance that the ultimate cost will not vary, perhaps materially, from its estimate.

In addition, the state of West Virginia has two lawsuits pending against the Company relating to alleged violations of the West Virginia Uniform Unclaimed Property Act, in connection with policies issued by the Company and by American General Life and Accident Insurance Company (which merged into the Company on December 31, 2012). The State of West Virginia has also filed similar lawsuits against other insurers.

There are no pending legal proceedings affecting the Separate Account. Various lawsuits against AGL have arisen in the ordinary course of business. In addition, various federal, state and other regulatory agencies may from time to time review, examine or inquire into the operations, practices and procedures of AGL, such as through financial examinations, market conduct exams or regulatory inquiries.

As of July     , 2014, the Company believes it is not likely that contingent liabilities arising from the above matters will have a material adverse effect on the financial condition of the Company.

FINANCIAL STATEMENTS

The Financial Statements of AGL and the Separate Account can be found in the SAI. You may obtain a free copy of these Financial Statements if you write us at our Administrative Center at American General Life Insurance Company, VUL Administration, P.O. Box 9318, Amarillo, Texas 79105-9318, or call us at 1-800-340-2765.

Rule 12h-7 disclosure. In reliance on the exemption provided by Rule 12h-7 of the Securities Exchange Act of 1934 (“‘34 Act”), AGL does not intend to file periodic reports as required under the ‘34 Act.

REGISTRATION STATEMENTS

Registration statements under the Securities Act of 1933, as amended, related to the Policies offered by this prospectus are on file with the SEC. This prospectus does not contain all of the information contained in the registration statements and exhibits. For further information regarding the Separate Account, AGL and its general account, the variable investment options and the Policy, please refer to the registration statements and exhibits.

This index should help you to locate more information about some of the terms and phrases used in this prospectus.

INDEX OF SPECIAL WORDS AND PHRASES

Defined Term	Page to See in this Prospectus

accumulation value	8
Administrative Center	19
automatic rebalancing	36
Basis	75
beneficiary	64
cash surrender value	6
cash value accumulation test	31
close of business	28
Code	30
Contact Information	5
cost of insurance rates	68
daily charge	68
date of issue	29
death benefit	6
dollar cost averaging	35
Fixed Account	27
free look	34
full surrender	6
Fund, Funds	6
grace period	9
guarantee period benefit	34
guideline premium test	31
insured person	1
investment options	72
lapse	9
loan (see “Policy loans” in this Index)	7
loan interest	71
maturity date	62
modified endowment contract	74
monthly deduction day	29
monthly guarantee premium	9
monthly insurance charge	68
net amount at risk	13
Option 1 and Option 2	6
partial surrender	60
payment options	63

INDEX OF SPECIAL WORDS AND PHRASES

Defined Term	Page to See in this Prospectus

planned periodic premiums	34
Policy loans	61
Policy months	29
Policy year	29
preferred loan	62
premium class	67
premium payments	33
reinstate, reinstatement	72
required minimum death benefit	31
required minimum death benefit percentage	32
Separate Account VL-R	19
seven-pay test	74
specified amount	30
transfers	35
valuation date	28
valuation period	28
variable investment options	22

For additional information about the AG Platinum Choice VUL Policies and the Separate Account, you may request a copy of the Statement of Additional Information (the “SAI”), dated July     , 2014. We have filed the SAI with the SEC and have incorporated it by reference into this prospectus. You may obtain a free copy of the SAI and the Policy or Fund prospectuses if you write us at our Administrative Center, which is located at VUL Administration, P.O. Box 9318, Amarillo, Texas 79105-9318 or call us at 1-800-340-2765. You may also obtain the SAI from an insurance representative through which the Policies may be purchased. Additional information about the AG Platinum Choice VUL Policies, including personalized illustrations of death benefits, cash surrender values, and cash values is available without charge to individuals considering purchasing a Policy, upon request to the same address or phone number printed above. We may charge current Policy owners $25 per illustration if they request more than one personalized illustration in a Policy year.

Information about the Separate Account, including the SAI, can also be reviewed and copied at the SEC’s Office of Investor Education and Advocacy in Washington, D.C. Inquiries on the operations of the Office of Investor Education and Advocacy may be made by calling the SEC at 1-202-942-8090. Reports and other information about the Separate Account are available on the SEC’s Internet site at http://www.sec.gov and copies of this information may be obtained, upon payment of a duplicating fee, by writing the Office of Investor Education and Advocacy of the SEC, 100 F Street N.E., Washington, D.C. 20549.

Policies issued by:

American General Life Insurance Company

2727-A Allen Parkway, Houston, TX 77019

AG Platinum Choice VUL Flexible Premium Variable Universal Life Insurance

Policy Form Numbers 14904, ICC14-14904

Not available in the state of New York

Distributed by AIG Capital Services, Inc.

Member FINRA

The underwriting risks, financial obligations and support functions associated with the products issued by American General Life Insurance Company (“AGL”) are its responsibility. AGL is responsible for its own financial condition and contractual obligations and is a member of American International Group, Inc. (“AIG”). The commitments under the Policies are AGL’s and AIG has no legal obligation to back those commitments. AGL does not solicit business in the state of New York. The Policies are not available in all states.

© 2014. American International Group, Inc. All Rights Reserved

For E-Service and E-Delivery, or to view and Print Policy or Fund prospectuses visit us at www.aig.com/lifeinsurance

ICA File No. 811-08561

AMERICAN GENERAL LIFE INSURANCE COMPANY

SEPARATE ACCOUNT VL-R

AG PLATINUM CHOICE VUL

FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES

ISSUED BY

AMERICAN GENERAL LIFE INSURANCE COMPANY

VUL ADMINISTRATION DEPARTMENT

P.O. BOX 9318, AMARILLO, TEXAS 79105-9655

TELEPHONE: 1-800-340-2765; 1-713-831-3443; HEARING IMPAIRED: 1-888-436-5256

STATEMENT OF ADDITIONAL INFORMATION

DATED JULY     , 2014

This Statement of Additional Information (“SAI”) is not a prospectus. It should be read in conjunction with the prospectus for American General Life Insurance Company Separate Account VL-R (the “Separate Account” or “Separate Account VL-R”) dated July     , 2014, describing the Income Advantage Select flexible premium variable universal life insurance policies (the “Policy” or “Policies”). The prospectus sets forth information that a prospective investor should know before investing. For a copy of the prospectus, and any prospectus supplements, contact American General Life Insurance Company (“AGL” or “Company”) at the address or telephone numbers given above. Each term used in this SAI that is defined in the related prospectus has the same meaning as the prospectus’ definition.

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GENERAL INFORMATION

AGL

We are American General Life Insurance Company (“AGL”). AGL is a stock life insurance company organized under the laws of the State of Texas. AGL is a successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. AGL is an indirect, wholly-owned subsidiary of American International Group, Inc. (“AIG”), a Delaware corporation.

AIG is a leading international insurance organization serving customers in more than 130 countries. AIG companies serve commercial, institutional and individual customers through one of the most extensive worldwide property-casualty networks of any insurer. In addition, AIG companies are leading providers of life insurance and retirement services in the United States. AIG common stock is listed on the New York Stock Exchange and the Tokyo Stock Exchange.

American General Life Companies, www.americangeneral.com, is the marketing name for a group of affiliated domestic life insurers, including AGL. The commitments under the Contracts are AGL’s, and AIG has no legal obligation to back those commitments.

Separate Account VL-R

We hold the Fund shares in which any of your accumulation value is invested in Separate Account VL-R. Separate Account VL-R is registered as a unit investment trust with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940. We created the Separate Account on May 6, 1997 under Texas law.

For record keeping and financial reporting purposes, the Separate Account is divided into 89 separate “divisions,” 47 of which correspond to the 47 variable “investment options” under the Policy. The remaining 42 divisions, and all of these 47 divisions, represent investment options available under other variable universal life policies we offer. We hold the Fund shares in which we invest your accumulation value for an investment option in the division that corresponds to that investment option. One or more of the Funds may sell its shares to other funds.

The assets in Separate Account VL-R are our property. The assets in the Separate Account may not be used to pay any liabilities of AGL other than those arising from the Policies. AGL is obligated to pay all amounts under the Policies due the Policy owners. We act as custodian for the Separate Account’s assets.

SERVICES

AGL and American General Life Companies, LLC (“AGLC”), were previously parties to a services agreement. AGL and AGLC are each indirect wholly-owned subsidiaries of American International Group, Inc. and therefore affiliates of one another. AGLC was a Delaware limited liability company established on August 30, 2002. Prior to that date, AGLC was a Delaware business trust. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under the

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services agreement, AGLC provided shared services to AGL and certain other life insurance companies under the American International Group, Inc. holding company system at cost. Those services include data processing systems, customer services, product development, actuarial, internal auditing, accounting and legal services. During 2011, AGL paid AGLC for these services $345,841,461.

AGLC was merged into AGL at the end of 2011. AGL now provides all of the services that were previously provided by AGLC. During 2013 and 2012, AGL paid AIG for these services $89,508,560 and $30,173,049, respectively.

We have not designed the Policies for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. We currently have no contractual agreements or any other formal or informal arrangements with any entity or individual permitting such transfers and receive no compensation for any such contract or arrangement.

DISTRIBUTION OF THE POLICIES

The Policies are offered on a continuous basis through AIG Capital Services, Inc. (“ACS”), located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311. ACS is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority (“FINRA”). The Company and ACS are each an indirect, wholly owned subsidiary of AIG. No underwriting fees are paid in connection with the distribution of the policies.

We and ACS have sales agreements with various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable universal life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of FINRA.

We pay compensation directly to broker-dealers and banks for promotion and sales of the Policies. The compensation may vary with the sales agreement, but is generally not expected to exceed:

•	90% of the premiums received in the first Policy year up to a “target premium”;

•	3% of the premiums up to the target premium received in each of Policy years 2 through 10;

•	3% of the premiums in excess of the target premium received in each of Policy years 1 through 10;

•	0.25% annually of the Policy’s accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 2 through 10;

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•	0.15% annually of the Policy’s accumulation value (reduced by any outstanding loans) in the investment options in each of Policy years 11 through 20;

•	a comparable amount of compensation to broker-dealers or banks with respect to any increase in the specified amount of coverage that you request; and

•	any amounts that we may pay for broker-dealers or banks expense allowances, bonuses, wholesaler fees, training allowances or additional compensation for the Policies.

At our discretion, we may pay additional first Policy year commissions to any broker-dealer or bank for sales conducted by a particular registered representative of that broker-dealer or bank. We may pay up to a total of 120% of the premiums we receive in the first Policy year.

The target premium is an amount of level annual premium that would be necessary to support the benefits under your Policy, based on certain assumptions that we believe are reasonable. The target premium is also the maximum amount of premium to which the first year commission rate applies. Commissions paid on premiums received in excess of the target premium are paid at the excess rate. The target premium is an amount calculated in accordance with the method of calculation and rates from the AGL target premium schedules. AGL may change the target premium schedules from time to time. The target premium applicable to a particular coverage shall be determined from the schedule in force when the first premium for such coverage is entered as paid in accounting records of AGL.

If the total amount of premiums paid in the first Policy year (on a per Policy basis) is less than the target premium, premium received at any time through the second Policy year, up to the balance of the first year target premium, will receive the first Policy year 90% commission rate. Any additional premium received in the second Policy year will be treated as second Policy year premium.

The maximum value of any alternative amounts we may pay for sales of the Policies is expected to be equivalent over time to the amounts described above. For example, we may pay a broker-dealer compensation in a lump sum which will not exceed the aggregate compensation described above.

We pay the compensation directly to any selling broker-dealer firm or bank. We pay the compensation from our own resources which does not result in any additional charge to you that is not described in your Policy. Each broker-dealer firm or bank, in turn, may compensate its registered representative or employee who acts as agent in selling you a Policy.

We sponsor a non-qualified deferred compensation plan (“Plan”) for our insurance agents. Some of our agents are registered representatives of our affiliated broker-dealers and sell the Policies. These agents may, subject to regulatory approval, receive benefits under the Plan when they sell the Policies. The benefits are deferred and the Plan terms may result in the agent

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never receiving the benefits. The Plan provides for a varying amount of benefits annually. We have the right to change the Plan in ways that affect the amount of benefits earned each year.

PERFORMANCE INFORMATION

From time to time, we may quote performance information for the divisions of Separate Account VL-R in advertisements, sales literature, or reports to owners or prospective investors.

We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner’s cash value or death benefit. We also may present the yield or total return of the division based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time, including periods beginning with the commencement of the operations of the division or the Mutual Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the premium charge, and we generally expect to exclude costs of insurance charges because of the individual nature of these charges. We also may present the yield or total return of the investment option in which a division invests.

We may compare a division’s performance to that of other variable universal life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as Money Magazine, Forbes, Business Week, Fortune, Financial Planning and The Wall Street Journal. We also may advertise ratings of AGL’s financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

ADDITIONAL INFORMATION ABOUT THE POLICIES

The purpose of this section is to provide you with information to help clarify certain discussion found in the related prospectus. Many topics, such as Policy sales loads and increases in your Policy’s death benefit, have been fully described in the related prospectus. For any topics that we do not discuss in this SAI, please see the related prospectus.

Gender neutral policies. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, premium class and tobacco user status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title VII of the Civil Rights Act of 1964 on the purchase of life insurance policies in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of gender. In general, we do not offer policies for sale in situations which, under current law, require gender-neutral premiums or benefits. However, we offer Income Advantage Select Policies on both a gender-neutral and a sex-distinct basis.

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Special purchase plans. Special purchase plans provide for variations in, or elimination of, certain Policy charges, and would be available to a defined group of individuals. We currently do not provide for or support any special purchase plans.

Underwriting procedures and cost of insurance charges. Cost of insurance charges for the Policies will not be the same for all Policy owners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Policy owner pays a cost of insurance charge related to the insured’s mortality risk which is actuarially determined based upon factors such as age, sex and risk class of the insured and the face amount size band of the Policy. In the context of life insurance, a uniform mortality charge (the “cost of insurance charge”) for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be a uniform “public offering price” for all Policy owners, because premiums are flexible and amounts allocated to the Separate Account will be subject to some charges that are the same for all owners, there will be a different “price” for each actuarial category of Policy owners because different cost of insurance rates will apply. The “price” will also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule and our underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among insureds, but recognize that premiums must be based upon factors such as age, sex, health and occupation. A table showing the maximum cost of insurance charges will be delivered as part of the Policy.

Our underwriting procedures are designed to treat applicants for Policies in a uniform manner. Collection of required medical information is conducted in a confidential manner. We maintain underwriting standards designed to avoid unfair or inconsistent decisions about which underwriting class should apply to a particular proposed insured person. In some group or employment-related situations, we may offer what we call simplified or guaranteed issue underwriting classes. These underwriting classes provide for brief or no medical underwriting. Our offer to insure a person under either class results in cost of insurance charges that are the same for each insured person.

Certain arrangements. Most of the advisers or administrators of the Funds make certain payments to us, on a quarterly basis, for certain administrative, Policy, and Policy owner support expenses. These amounts will be reasonable for the services performed and are not designed to result in a profit.

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More About the Fixed Account

Our general account. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy’s declared Fixed Account. Unlike the Separate Account, the assets in the general account may be used to pay any liabilities of AGL in addition to those arising from the Policies. Because of applicable exemptions, no interest in this option has been registered under the Securities Act of 1933, as amended. Neither our general account nor our Fixed Account is an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account or our Fixed Account. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

How we declare interest. Except for amounts held as collateral for loans, we can at any time change the rate of interest we are paying on any accumulation value allocated to our Fixed Account, but it will always be at an annual effective rate shown on your Policy Schedule.

Under these procedures, it is likely that at any time different interest rates will apply to different portions of your accumulation value, depending on when each portion was allocated to our fixed Account. Any charges, partial surrenders, or loans that we take from any accumulation value that you have in our Fixed Account will be taken from each portion in reverse chronological order based on the date that accumulation value was allocated to this option.

Adjustments to Death Benefit

Suicide. If the insured person commits suicide during the first two Policy years, we will limit the proceeds payable to the total of all premiums that have been paid to the time of death minus any outstanding Policy loans (plus credit for any unearned interest) and any partial surrenders.

A new two-year period begins if you increase the specified amount. You can increase the specified amount only if the insured person is living at the time of the increase. In this case, if the insured person commits suicide during the first two years following the increase, we will refund the monthly insurance deductions attributable to the increase. The death benefit will then be based on the specified amount in effect before the increase.

Wrong age or gender. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

Death during grace period. We will deduct from the insurance proceeds any monthly charges that remain unpaid because the insured person died during a grace period.

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ACTUARIAL EXPERT

Actuarial matters have been examined by Tim Donovan, who is an actuary of AGL. An opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

MATERIAL CONFLICTS

We are required to track events to identify any material conflicts from using investment portfolios for both variable universal life and variable annuity separate accounts. The boards of the Funds, AGL, and other insurance companies participating in the Funds have this same duty. There may be a material conflict if:

•	state insurance law or federal income tax law changes;

•	investment management of an investment portfolio changes; or

•	voting instructions given by owners of variable universal life insurance policies and variable annuity contracts differ.

The investment portfolios may sell shares to certain qualified pension and retirement plans qualifying under Code Section 401. These include cash or deferred arrangements under Code Section 401(k). One or more of the investment portfolios may sell its shares to other investment portfolios. Therefore, there is a possibility that a material conflict may arise between the interests of owners in general, or certain classes of owners, and these retirement plans or participants in these retirement plans.

If there is a material conflict, we have the duty to determine appropriate action, including removing the portfolios involved from our variable investment options. We may take other action to protect Policy owners. This could mean delays or interruptions of the variable operations.

When state insurance regulatory authorities require us, we may ignore instructions relating to changes in an investment portfolio’s adviser or its investment policies. If we do ignore voting instructions, we give you a summary of our actions in the next semi-annual report to owners.

FINANCIAL STATEMENTS

PricewaterhouseCoopers LLP, located at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002, serves as the independent registered public accounting firm for the Separate Account VL-R and AGL. PricewaterhouseCoopers LLP is also the independent registered public accounting firm of AIG.

9

You may obtain a free copy of these financial statements if you write us at our VUL Administration Department or call us at 1-800-340-2765. The financial statements have also been filed with the SEC and can be obtained through its website at http://www.sec.gov.

Separate Account Financial Statements

The financial statements of Separate Account VL-R as of December 31, 2013 and the results of its operations and the changes in its net assets for each of the periods indicated, included in this Statement of Additional Information have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

AGL Consolidated Financial Statements

The consolidated financial statements of AGL as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013 included in this Statement of Additional Information have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

You should consider the financial statements of AGL that we include in this SAI as bearing on the ability of AGL to meet its obligations under the Policies.

American International Group, Inc. Financial Information

On February 18, 2014, AIG and AGL entered into an Amended and Restated Unconditional Capital Maintenance Agreement (“CMA”). As a result, the financial statements of AIG are incorporated by reference below. Among other things, the CMA provides that AIG would maintain AGL’s total adjusted capital at or above a certain specified minimum percentage of AGL’s projected company action level risk-based capital (as defined under applicable insurance laws). AIG does not underwrite any contracts referenced herein.

The following financial statements are incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting:

•

Consolidated Financial Statements and Financial Statement Schedules and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) which appears in American International Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013

The following financial statements are also incorporated by reference in the Statement of Additional Information in reliance on the report of PricewaterhouseCoopers, independent accountants, given on the authority of said firm as experts in auditing and accounting:

10

•	Consolidated Financial Statements of AIA Group Limited incorporated by reference to American International Group, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2013.

American International Group, Inc. does not underwrite any insurance policy referenced herein.

You should consider the consolidated financial statements of AGL that we include in this SAI as bearing on the ability of AGL to meet its obligations under the Policies.

11

PART C: OTHER INFORMATION

Item 26. Exhibits

(a)	Board of Directors Resolution.

(1)	Resolutions of Board of Directors of American General Life Insurance Company authorizing the establishment of Separate Account VL-R. (1)

(b)	Custodian Agreements. Inapplicable.

(c)	Underwriting Contracts.

(1)	Distribution Agreement between American General Life Insurance Company and American General Equity Services Corporation, effective October 1, 2002. (21)

(2)	Form of Selling Group Agreement. (22)

(3)	Schedule of Commissions (Incorporated by reference from the text included under the heading “Distribution of the Policies” in the Statement of Additional Information that is filed as part of this amended Registration Statement).

(d)	Contracts.

(1)	Specimen form of “AG Platinum Choice VUL” Flexible Premium Variable Universal Life Insurance Policy, Interstate Insurance Compact Version, Policy Form No. ICC14-14904. (Filed herewith)

(2)	Specimen form of “AG Platinum Choice VUL” Flexible Premium Variable Universal Life Insurance Policy, State Specific Version, Policy Form No. 14904. (Filed herewith)

(3)	Specimen form of Monthly Guarantee Premium Rider for First 20 Years, Form No. 04720. (7)

(4)	Specimen form of Guaranteed Minimum Death Benefit Rider, Interstate Insurance Compact Version, Form No. ICC14-14291. (Filed herewith)

(5)	Specimen form of Guaranteed Minimum Death Benefit Rider, State Specific Version, Form No. 14291. (Filed herewith)

(6)	Form of Accidental Death Benefit Rider, Form No. 82012. (29)

(7)	Form of Children’s Insurance Benefit Rider, Term Life Insurance, Form No. 82410. (29)

(8)	Form of Term Life Insurance Benefit Rider, Providing Annually Renewable Term Insurance (Spouse Term Rider), Form No. 88390. (29)

(9)	Form of Terminal Illness Accelerated Benefit Rider (Terminal Illness Rider), Form No. 91401. (29)

(10)	Form of Waiver of Monthly Deduction Rider, Form No. 82001. (29)

(11)	Form of Overloan Protection Rider, Form No. 07620. (32)

(12)	Specimen form of Chronic Illness Accelerated Death Benefit Rider (Accelerated Access Solutionsm, Interstate Insurance Compact Version, Form No. ICC13-13600. (Filed herewith)

(13)	Specimen form of Chronic Illness Accelerated Death Benefit Rider (Accelerated Access Solutionsm, State Specific Version, Form No. 13600. (Filed herewith)

(e)	Applications.

(1)	Specimen form of Life Insurance Application - Part A, Form No. AGLC100565-2011 Rev0113. (44)

(2)	Specimen form of Life Insurance Application - Part B, Form No. AGLC100566-2011 Rev0113. (44)

(3)	Specimen form of Variable Universal Life Insurance Supplemental Application, Form No. AGLC107631-2014. (Filed herewith)

(4)	Specimen form of Service Request Form, Form No. AGLC . (To be filed by amendment)

(5)	Form of Assignment Form, Form No. AGLC0205 Rev0113. (44)

(6)	Form of Electronic Funds Authorization Form, Form No. AGLC0220 Rev0113. (44)

(7)	Form of Name and Address Change Form, Form No. AGLC0222 Rev0113. (44)

(8)	Form of Change of Ownership Form, Form No. AGLC0013 Rev0113. (44)

(9)	Form of Change of Beneficiary Form, Form No. AGLC0108 Rev0113. (44)

(10)	Specimen form of Limited Temporary Life Insurance Agreement, Form No. AGLC101431-2011 Rev0113. (44)

(11)	Specimen form of Limited Temporary Life Insurance Agreement Receipt, Form No. AGLC101432-2011 Rev0113. (44)

(12)	Form of Reinstatement or Reduction of Premium Rate Application for Life Insurance Form, Form No. AGLC 100440-2011 Rev0113. (44)

(13)	Form of In-Force Change Application Form, Form No. AGLC 100386-2011 Rev0113. (44)

(14)	Form of Service Request Form, Form No. AGLC0107 Rev0113. (44)

(15)	Form of HIPAA Authorization – New Business and Inforce Operations, Form No. AGLC100633 Rev0113 (44)

(f)	Depositor’s Certificate of Incorporation and By-Laws.

(1)	Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991. (2)

(2)	Amendment to the Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective July 13, 1995. (5)

(3)	By-Laws of American General Life Insurance Company, restated as of June 8, 2005. (3)

(g)	Reinsurance Contracts.

(1)	Form of Reinsurance Agreement between American General Life Insurance Company and General & Cologne Life Re of America. (31)

(2)	Form of Reinsurance Agreement between American General Life Insurance Company and Munich American Reassurance Company. (31)

(3)	Form of Reinsurance Agreement between American General Life Insurance Company and RGA Reinsurance Company. (31)

(4)	Form of Reinsurance Agreement between American General Life Insurance Company and Swiss Re Life & Health America, Inc. (31)

(5)	Automatic and Facultative Reinsurance Agreement between American General Life Insurance Company and Generali USA Life Reinsurance Company. (45)

(h)	Participation Agreements.

(1)(a)	Form of Participation Agreement by and Among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (6)

(1)(b)	Form of Amendment No. 4 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (15)

(1)(c)	Form of Amendment No. 6 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Securities Incorporated. (23)

(1)(d)	Form of Amendment No. 10 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Equity Services Corporation. (34)

(1)(e)	Form of Amendment No. 12 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc., American General Life Insurance Company, on Behalf of Itself and its Separate Accounts, and American General Equity Services Corporation. (39)

(1)(f)	Form of Amendment No. 14 to Participation Agreement by and among AIM Variable Insurance Funds, Invesco Aim Distributors, Inc., American General Life Insurance Company and American General Equity Services Corporation, effective April 30, 2010. (42)

(2)(a)	Form of Participation Agreement by and among The Alger American Fund, American General Life Insurance Company and Fred Alger & Company, Incorporated. (14)

(3)(a)	Form of Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. (13)

(3)(b)	Form of Amendment No. 2 to Shareholder Services Agreement by and between American General Life Insurance Company and American Century Investment Management, Inc. and American Century Investment Services, Inc. (25)

(4)(a)	Form of Amendment No. 3 to the Fund Participation Agreement between American General Life Insurance Company (successor by merger to SunAmerica Annuity and Life Assurance Company and formerly known as AIG SunAmerica Life Assurance Company and as Anchor National Life Insurance Company), American Funds Insurance Series and Capital Research and Management Company. (44)

(4)(b)	Consent to Assign between American General Life Insurance Company (successor by merger to SunAmerica Annuity and Life Assurance Company and formerly known as AIG SunAmerica Life Assurance Company and as Anchor National Life Insurance Company), American Funds Insurance Series and Capital Research and Management Company. (44)

(5)(a)	Form of Participation Agreement by and between American General Life Insurance Company and Anchor Series Trust (44)

(6)(a)	Form of Participation Agreement by and between American General Life Insurance Company, Warburg Pincus Trust, Credit Suisse Asset Management, LLC and Credit Suisse Asset Management Securities, Inc. (16)

(7)(a)	Form of Participation Agreement Between American General Life Insurance Company, Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc. and Dreyfus Life and Annuity Index Fund, Inc. (6)

(7)(b)	Form of Fourth Amendment to Fund Participation Agreement dated June 1, 1998 between American General Life Insurance Company, each of Dreyfus Variable Investment Fund, The Dreyfus Socially Responsible Growth Fund, Inc., Dreyfus Stock Index Fund, Inc., and Dreyfus Investment Portfolios effective as of October 1, 2007. (37)

(8)(a)	Form of Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company. (37)

(8)(b)	Form of Amendment No. 2 to Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and American General Life Insurance Company. (39)

(8)(c)	Form of Amended and Restated Service Contract among Fidelity Variable Insurance Products Funds, American General Life Insurance Company, American General Life Insurance Company of Delaware and The United States Life Insurance Company in the City of New York effective May 1, 2012. (44)

(9)(a)	Form of Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of October 1, 2002. (24)

(9)(b)	Form of Amendment No. 3 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc., dated as of March 31, 2006. (28)

(9)(c)	Form of Amendment No. 4 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (34)

(9)(d)	Form of Amendment No. 5 to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Equity Services Corporation, Franklin Templeton Variable Insurance Products Trust and Franklin Templeton Distributors, Inc. (38)

(9)(e)	Form of Amendment No. 6 to Amended and Restated Participation Agreement between Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., SunAmerica Capital Services, Inc. and American General Life Insurance Company. (45)

(10)(a)	Form of Fund/SERV Amendment to Participation Agreement by and between American General Life Insurance Company and J.P. Morgan Series Trust II dated as of October 1, 2007. (38)

(11)(a)	Form of Fund Participation Agreement by and among American General Life Insurance Company, JPMorgan Insurance Trust, JPMorgan Investment Advisors Inc., J. P. Morgan Investment Management Inc. and JPMorgan Funds Management, Inc. effective as of April 24, 2009. (41)

(12)(a)	Form of Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (16)

(12)(b)	Form of Amendment No. 8 to Fund Participation Agreement by and between American General Life Insurance Company and Janus Aspen Series. (39)

(13)(a)	Form of Participation Agreement Among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (6)

(13)(b)	Form of Amendment No. 5 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (16)

(13)(c)	Form of Amendment No. 14 to Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (39)

(13)(d)	Form of Letter Amendment to the Participation Agreement by and among MFS Variable Insurance Trust, American General Life Insurance Company and Massachusetts Financial Services Company. (31)

(14)(a)	Sales Agreement by and between American General Life Insurance Company, Neuberger & Berman Advisors Management Trust and Neuberger & Berman Management Incorporated. (13)

(14)(b)	Form of Assignment and Modification Agreement to Fund Participation Agreement (formerly known as Sales Agreement) by and between Neuberger & Berman Management Incorporated and American General Life Insurance Company. (13)

(14)(c)	Form of Amendment to Fund Participation Agreement by and between Neuberger Berman Management Inc., Neuberger Berman Advisers Management Trust and American General Life Insurance Company. (30)

(14)(d)	Form of Amendment No. 2 to Fund Participation Agreement by and between Neuberger Berman Management Inc., Neuberger Berman Advisers Management Trust and American General Life Insurance Company. (34)

(15)(a)	Form of Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (18)

(15)(b)	Form of Amendment No. 5 to Participation Agreement by and among American General Life Insurance Company, Oppenheimer Variable Account Funds, and OppenheimerFunds, Inc. (39)

(16)(a)	Form of Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and PIMCO Funds Distributor LLC. (16)

(16)(b)	Form of Amendment No. 1 to Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC. (27)

(16)(c)	Form of Amendment No. 2 to Participation Agreement by and between American General Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC. (37)

(16)(d)	Form of Novation of and Amendment to Participation Agreement by and among Allianz Global Investors Distributors LLC, PIMCO Investments LLC, PIMCO Variable Insurance Trust, The United States Life Insurance Company in the City of New York, as successor to American International Life Assurance Company of New York, American General Life Insurance Company and American General Life Insurance Company of Delaware. (43)

(17)(a)	Form of Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (24)

(17)(b)	Form of Amendment No. 2 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (34)

(17)(c)	Form of Amendment No. 4 to Participation Agreement by and Among Pioneer Variable Contracts Trust, American General Life Insurance Company, on its own Behalf and on Behalf of Each of the Segregated Asset Accounts, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (38)

(18)(a)	Form of Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp., and American General Life Insurance Company. (6)

(18)(b)	Form of Amendment No. 1 to Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp. and American General Life Insurance Company. (18)

(18)(c)	Form of Amendment No. 3 to Participation Agreement Among Putnam Variable Trust, Putnam Mutual Funds Corp. and American General Life Insurance Company dated October 1, 2007. (38)

(19)(a)	Form of Participation Agreement by and between American General Life Insurance Company and Seasons Series Trust. (44)

(20)(a)	Form of Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company. (17)

(20)(b)	Form of Addendum to Fund Participation Agreement For Class A Shares by and between SunAmerica Series Trust and American General Life Insurance Company. (25)

(20)(c)	Form of Amendment to Participation Agreement by and between SunAmerica Series Trust and American General Life Insurance Company, dated July 2, 2003. (20)

(21)(a)	Form of Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (10)

(21)(b)	Amendment One to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company dated as of July 21, 1998. (8)

(21)(c)	Form of Amendment Two to Participation Agreement by and between The Variable Annuity Life Insurance Company, American General Series Portfolio Company, American General Securities Incorporated and American General Life Insurance Company. (16)

(21)(d)	Form of Amendment Three to Participation Agreement by and between The Variable Annuity Life Insurance Company, North American Funds Variable Product Series I (formerly American General Series Portfolio Company), American General Distributors, Inc. (formerly American General Securities Incorporated) and American General Life Insurance Company. (15)

(21)(e)	Form of Amendment Four to Participation Agreement by and between The Variable Annuity Life Insurance Company, VALIC Company I (formerly North American Funds Variable Product Series I), American General Equity Services Corporation (formerly American General Distributors, Inc.) and American General Life Insurance Company. (20)

(21)(f)	Form of Amendment Ninth to Participation Agreement by and between The Variable Annuity Life Insurance Company, AIG Retirement Company I (formerly VALIC Company I), American General Equity Services Corporation and American General Life Insurance Company. (39)

(21)(g)	Form of Amendment Eleventh to Participation Agreement among American General Life Insurance Company, American General Equity Services Corporation, VALIC Company I (formerly AIG Retirement Company I) and The Variable Annuity Life Insurance Company effective as of May 1, 2009. (41)

(21)(h)	Form of Twelfth Amendment to Participation Agreement among American General Life Insurance Company, American General Equity Services Corporation, VALIC Company I and The Variable Annuity Life Insurance Company. (42)

(21)(i)	Form of Thirteenth Amendment to Participation Agreement among American General Life Insurance Company, American General Equity Services Corporation, VALIC Company I and The Variable Annuity Life Insurance Company. (44)

(22)(a)	Form of Participation Agreement among American General Life Insurance Company, The Variable Annuity Life Insurance Company, VALIC Company II and American General Distributors, Inc. (44)

(23)(a)	Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (9)

(23)(b)	Amendment One to Amended and Restated Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated, Van Kampen American Capital Life Investment Trust, Van Kampen American Capital Asset Management, Inc., and Van Kampen American Capital Distributors, Inc. (8)

(23)(c)	Form of Amendment Six to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Securities Incorporated. (15)

(23)(d)	Form of Amendment Eight to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Distributors, Inc. (4)

(23)(e)	Form of Amendment No. 14 to Amended and Restated Participation Agreement among Van Kampen Life Investment Trust, Van Kampen Funds Inc., Van Kampen Asset Management, Inc., American General Life Insurance Company and American General Equity Services Corporation. (39)

(24)(a)	Form of Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (16)

(24)(b)	Form of Fifth Amendment to Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (39)

(24)(c)	Form of Seventh Amendment to Participation Agreement by and between Vanguard Variable Insurance Funds, The Vanguard Group, Inc., Vanguard Marketing Corporation and American General Life Insurance Company. (45)

(25)(a)	Form of Amended and Restated Administrative Services Agreement between American General Life Insurance Company and A I M Advisors, Inc. (25)

(26)(a)	Form of Service Agreement Class O between Fred Alger Management, Inc. and American General Life Insurance Company. (14)

(27)(a)	Form of Shareholder Services Agreement by and between Anchor Series Trust and American General Life Insurance Company. (44)

(28)(a)	Form of Administrative Services Agreement by and between American General Life Insurance Company and Credit Suisse Asset Management, LLC. (16)

(29)(a)	Form of Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation. (35)

(29)(b)	Form of Agreement Addendum between American General Life Insurance Company and The Dreyfus Corporation dated November 17, 1999. (36)

(29)(c)	Form of Amendment No. 3 to Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation effective as of October 1, 2007. (37)

(30)(a)	Form of Amended and Restated Service Contract by and between Fidelity Distributors Corporation and American General Equity Services Corporation, effective May 1, 2006. (30)

(31)(a)	Form of Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (16)

(31)(b)	Form of First Amendment to Service Agreement by and between Fidelity Investments Institutional Operations Company, Inc. and American General Life Insurance Company. (30)

(32)(a)	Form of Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, Inc., dated as of July 1, 1999. (11)

(32)(b)	Form of Amendment to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC, effective November 1, 2001. (19)

(32)(c)	Form of Amendment No. 8 to Administrative Services Agreement by and among American General Life Insurance Company and Franklin Templeton Services, LLC. (38)

(33)(a)	Form of Administrative Services Letter Agreement by and between American General Life Insurance Company and JPMorgan Chase Bank (relating to J.P. Morgan Series Trust II), effective May 1, 2003. (14)

(33)(b)	Form of Amendment No. 1 to Administrative Services Letter Agreement by and between American General Life Insurance Company and J.P. Morgan Funds Management, Inc. (formerly known as JPMorgan Chase Bank) (relating to J.P. Morgan Series Trust II), effective as of October 1, 2007. (37)

(34)(a)	Form of Indemnification Letter Agreement by and between J.P. Morgan Investment Management Inc. and American General Life Insurance Company. (25)

(35)(a)	Form of Distribution and Shareholder Services Agreement by and between Janus Distributors, Inc. and American General Life Insurance Company. (16)

(36)(a)	Form of Administrative Services Agreement by and between American General Life Insurance Company and Neuberger & Berman Management Incorporated. (13)

(37)(a)	Form of Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (18)

(37)(b)	Form of Amendment No. 1 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (27)

(37)(c)	Form of Amendment No. 5 to Administrative Services Agreement by and among American General Life Insurance Company and OppenheimerFunds, Inc. (39)

(38)(a)	Form of Services Agreement by and between American General Life Insurance Company and Pacific Investment Management Company LLC. (16)

(38)(b)	Form of Amendment No. 1 to Services Agreement by and between American General Life Insurance Company and Pacific Investment Management Company LLC. (40)

(39)(a)	Form of PIMCO Variable Insurance Trust Services Agreement by and between American General Life Insurance Company and PIMCO Variable Insurance Trust. (16)

(40)(a)	Form of Marketing and Administrative Services Support Agreement between American General Life Insurance Company and Putnam Retail Management Limited Partnership. (28)

(41)(a)	Form of Shareholder Services Agreement by and between Seasons Series Trust and American General Life Insurance Company. (44)

(42)(a)	Form of Administrative Services Agreement by and between SunAmerica Asset Management Corp. and American General Life Insurance Company. (17)

(42)(b)	Form of Amendment No. 6 to Administrative Services Agreement by and between AIG SunAmerica Asset Management Corp. and American General Life Insurance Company. (39)

(43)(a)	Form of Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company dated January 1, 2000. (18)

(43)(b)	Form of Amendment No. 8 to Administrative Services Agreement between Van Kampen Asset Management Inc. and American General Life Insurance Company. (39)

(44)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between AIM and American General Life Insurance Company. (31)

(45)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Alger and American General Life Insurance Company. (31)

(46)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between American Century and American General Life Insurance Company. (31)

(47)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Anchor Series Trust and American General Life Insurance Company. (44)

(48)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Credit Suisse and American General Life Insurance Company. (31)

(49)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Dreyfus and American General Life Insurance Company. (31)

(50)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Fidelity and American General Life Insurance Company. (31)

(51)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Franklin Templeton and American General Life Insurance Company. (31)

(52)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between JPMorgan Insurance Trust and American General Life Insurance Company. (41)

(53)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Janus and American General Life Insurance Company. (31)

(54)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between MFS and American General Life Insurance Company. (31)

(55)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Neuberger Berman and American General Life Insurance Company. (31)

(56)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Oppenheimer and American General Life Insurance Company. (31)

(57)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between PIMCO and American General Life Insurance Company. (31)

(58)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Pioneer and American General Life Insurance Company. (31)

(59)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Putnam and American General Life Insurance Company. (31)

(60)(a)	Form of SEC Rule 22c-2 Information sharing Agreement between Seasons Series Trust and American General Life Insurance Company. (44)

(61)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between SunAmerica and American General Life Insurance Company. (31)

(62)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between VALIC and American General Life Insurance Company. (31)

(63)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Van Kampen and American General Life Insurance Company. (31)

(64)(a)	Form of SEC Rule 22c-2 Information Sharing Agreement between Vanguard and American General Life Insurance Company. (31)

(65)(a)	Form of Consent to Assignment of Fund Participation and other Agreements with regard to the change in distributor for the products to AIG Capital Services, Inc. (45)

(i)	Administrative Contracts.

(1)(a)	Form of Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company. (12)

(1)(b)	Form of Addendum No. 1 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated May 21, 1975. (12)

(1)(c)	Form of Addendum No. 2 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated September 23, 1975. (12)

(1)(d)	Form of Addendum No. 24 to Service and Expense Agreement dated February 1, 1974, between American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, dated December 30, 1998. (12)

(1)(e)	Form of Addendum No. 28 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, effective January 1, 2002. (12)

(1)(f)	Form of Addendum No. 30 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company and American General Life Companies, LLC, effective January 1, 2002. (12)

(1)(g)	Form of Addendum No. 32 to Service and Expense Agreement dated February 1, 1974, among American International Group, Inc. and various affiliate subsidiaries, including American General Life Insurance Company, American General Life Companies, LLC and American General Equity Services Corporation, effective May 1, 2004. (25)

(j)	Other Material Contracts.

(1)	Amended and Restated Unconditional Capital Maintenance Agreement between American International Group, Inc. and American General Life Insurance Company. (45)

(k)	Legal Opinion.

(1)	Opinion of Counsel and Consent of Depositor. (To be filed by amendment)

(l)	Actuarial Opinion.

(1)	Opinion and Consent of American General Life Insurance Company’s actuary. (To be filed by amendment)

(m)	Calculation. None

(n)	Other Opinions.

(1)	Consents. (To be filed by amendment)

(o)	Omitted Financial Statements. None

(p)	Initial Capital Agreements. None

(q)	Redeemability Exemption.

(1)	Description of American General Life Insurance Company’s Issuance, Transfer and Redemption Procedures for the Variable Universal Life Insurance Policies Pursuant to Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 as of May 1, 2013. (44)

(r)	Powers of Attorney.

(1)	Power of Attorney with respect to Registration Statements and Amendments thereto signed by the directors and, where applicable, officers of American General Life Insurance Company. (45)

(1)	Incorporated by reference to initial filing of Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on December 18, 1997.

(2)	Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on October 16, 1991.

(3)	Incorporated by reference to Post-Effective Amendment No. 11 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on August 12, 2005.

(4)	Incorporated by reference to Pre-Effective Amendment No. 1 of Form S-6 Registration Statement (File No. 333-82982) of American General Life Insurance Company Separate Account VL-R filed on May 13, 2002.

(5)	Incorporated by reference to Pre-Effective Amendment No. 3 to Form S-6 Registration Statement (File No. 333-53909) of American General Life Insurance Company Separate Account VL-R filed on August 19, 1998.

(6)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on March 23, 1998.

(7)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on December 17, 2004.

(8)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on March 18, 1999.

(9)	Incorporated by reference to Post-Effective Amendment No. 12 to Form N-4 Registration Statement (File No. 033-43390) of American General Life Insurance Company Separate Account D filed on April 30, 1997.

(10)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on February 12, 1998.

(11)	Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on October 10, 2000.

(12)	Incorporated by reference to Post-Effective Amendment No. 8 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on May 3, 2004.

(13)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-89897) of American General Life Insurance Company Separate Account VL-R filed on January 21, 2000.

(14)	Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-43264) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2003.

(15)	Incorporated by reference to Post-Effective Amendment No. 4 to Form S-6 Registration Statement (File No. 333-42567) of American General Life Insurance Company Separate Account VL-R filed on October 11, 2000.

(16)	Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on September 20, 2000.

(17)	Incorporated by reference to Post-Effective Amendment No. 2 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on April 24, 2002.

(18)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-87307) of American General Life Insurance Company Separate Account VL-R filed on January 20, 2000.

(19)	Incorporated by reference to Post-Effective Amendment No. 1 to Form S-6 Registration Statement (File No. 333-65170) of American General Life Insurance Company Separate Account VL-R filed on December 3, 2001.

(20)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-4 Registration Statement (File No. 333-109206) of American General Life Insurance Company Separate Account D filed on December 17, 2003.

(21)	Incorporated by reference to Post-Effective Amendment No. 7 to Form N-4 Registration Statement (File No. 333-40637) of American General Life Insurance Company Separate Account D filed on November 8, 2002.

(22)	Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-102299) of American General Life Insurance Company Separate Account VUL-2 filed on December 31, 2002.

(23)	Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-103361) of American General Life Insurance Company Separate Account VL-R filed on February 21, 2003.

(24)	Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on December 2, 2004.

(25)	Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2005.

(26)	Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on November 8, 2005.

(27)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on March 30, 2006.

(28)	Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-129552) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2006.

(29)	Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on December 12, 2006.

(30)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-137817) of American General Life Insurance Company Separate Account VL-R filed on December 14, 2006.

(31)	Incorporated by reference to Post-Effective Amendment No. 7 to Form N-6 Registration Statement (File No. 333-118318) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2007.

(32)	Incorporated by reference to Post-Effective Amendment No. 2 to Form N-6 Registration Statement (File No. 333-137817) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2007.

(33)	Incorporated by reference to initial filing of Form N-6 Registration Statement (File No. 333-144594) of American General Life Insurance Company Separate Account VL-R filed on July 16, 2007.

(34)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-143072) of American General Life Insurance Company Separate Account VL-R filed on August 22, 2007.

(35)	Incorporated by reference to initial filing of Form N-4 Registration Statement (File No. 333-70667) of American General Life Insurance Company Separate Account D filed on January 15, 1999.

(36)	Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-80191) of American General Life Insurance Company Separate Account VL-R filed on June 10, 2004.

(37)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-144594) of American General Life Insurance Company Separate Account VL-R filed on October 2, 2007.

(38)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-153068) of American General Life Insurance Company Separate Account VL-R filed on December 3, 2008.

(39)	Incorporated by reference to Pre-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on August 28, 2008.

(40)	Incorporated by reference to Post-Effective Amendment No. 1 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on May 1, 2009.

(41)	Incorporated by reference to Post-Effective Amendment No. 2 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on May 3, 2010.

(42)	Incorporated by reference to Post-Effective Amendment No. 3 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on May 2, 2011.

(43)	Incorporated by reference to Post-Effective Amendment No. 4 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2012.

(44)	Incorporated by reference to Post-Effective Amendment No. 5 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2013.

(45)	Incorporated by reference to Post-Effective Amendment No. 6 to Form N-6 Registration Statement (File No. 333-151576) of American General Life Insurance Company Separate Account VL-R filed on April 30, 2014.

Item 27. Directors and Officers of the Depositor

The directors and principal officers of the Company are set forth below. The business address of each officer and director is 2919 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

NAMES POSITIONS AND OFFICES HELD WITH DEPOSITOR

Jay S. Wintrob (2)	Director, Chairman, President and Chief Executive Officer
Thomas J. Diemer	Director, Senior Vice President and Chief Risk Officer
Jeffrey M. Farber (5)	Director
Mary Jane B. Fortin	Director, Executive Vice President, Chief Financial Officer
Deborah A. Gero (2)	Director, Senior Vice President and Chief Investment Officer
Jana W. Greer (3)	Director and President, Individual Retirement
Stephen A. Maginn (3)	Director and Senior Vice President and Chief Distribution Officer
James A. Mallon	Director and President, Life and Accident & Health
Jonathan J. Novak (2)	Director and President, Institutional Markets
Curtis W. Olson (1)	Director and President, Group Benefits
Robert J. Scheinerman	Executive Vice President
Randall W. Epright	Senior Vice President and Chief Information Officer
Michael P. Harwood	Senior Vice President and Chief Actuary and Corporate Illustration Actuary
Kyle L. Jennings	Senior Vice President and Chief Compliance Officer
Christine A. Nixon (2)	Senior Vice President and Chief Legal Officer
Sai Raman (6)	Senior Vice President, Institutional Markets
Tim W. Still	Senior Vice President and Chief Operations Officer
Stephen J. Stone (2)	Senior Vice President, Market Risk Management
Jesus C. Zaragoza	Senior Vice President and Deputy Chief Financial Officer
Steven D. Anderson	Vice President and Controller
Marla S. Campagna (7)	Vice President
Jim A. Coppedge	Vice President and Assistant Secretary
Julie Cotton Hearne	Vice President and Secretary
John B. Deremo	Vice President, Distribution
William T. Devanney, Jr.	Vice President and Tax Officer
Gavin D. Friedman (2)	Vice President and Litigation Officer
Manda Ghaferi (2)	Vice President
Leo W. Grace	Vice President, Product Filing
Tracey E. Harris	Vice President, Product Filing
Keith C. Honig (7)	Vice President
David S. Jorgensen	Vice President
Frank Kophamel	Vice President and Appointed Actuary

Stuart P. Polakov (3)	Vice President
Mallary L. Reznik (2)	Vice President and Assistant Secretary
T. Clay Spires	Vice President and Tax Officer
Michael E. Treske	Vice President, Distribution
Douglas S. Tymins (7)	Vice President
William C. Wolfe	Vice President and Treasurer
Melissa H. Cozart	Privacy Officer
Craig M. Long	Anti-Money Laundering and Office of Foreign Asset Control Officer
David J. Kumatz (4)	Assistant Secretary
Virginia N. Puzon (2)	Assistant Secretary
Cris Thomas	Assistant Secretary
Larry E. Blews	38a-1 Compliance Officer
Timothy Donovan	Illustration Actuary

(1) 3600 Route 66, Neptune, NJ 07753

(2) 1 SunAmerica Center, 1999 Avenue of the Stars, Los Angeles, CA 90067

(3) 21650 Oxnard Street, Woodland Hills, CA 91367

(4) 2000 American General Way, Brentwood, TN 3702

(5) 175 Water Street, New York, NY 10038

(6) 50 Danbury Road, Wilton, CT

(7) 777 S. Figueroa St, Los Angeles, CA

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The Depositor is an indirect wholly-owned subsidiary of American International Group, Inc. An organizational chart for American International Group, Inc. can be found as Exhibit 21 in American International Group, Inc.’s Form 10-K, SEC file Number 001-08787, accession number 0001047469-14-001096, filed February 20, 2014. Exhibit 21 is incorporated herein by reference.

The Registrant is a separate account of American General Life Insurance Company (Depositor).

Item 29. Indemnification

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Except as otherwise required by applicable law:

(a) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or on behalf of the company) by reason of the fact that he is or was director, officer, or employee or agent of the company, or is or was serving at the request of the company as director, officer, employee or agent of another company or enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding; provided that he (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company; and, (2) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, by itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful.

(b) The company shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by or on behalf of the company to procure a judgment in the company’s favor, by reason of the fact that he is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company or enterprise, against expenses (including attorney’s fees), judgments and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of such action, suit or proceeding; provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the company, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the company unless and only to the extent that the court in which such action, suit or proceeding was brought or any other court of competent jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity.

(c) To the extent that a director, officer, or employee or agent of the company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraphs (a) and (b) above, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him in connection therewith.

(d) Any indemnification under paragraphs (a) and (b) above (unless ordered by a court or made pursuant to a determination by a court as hereinafter provided) shall be made by the company upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances and he has met the applicable standard of conduct set forth in paragraphs (a) and (b). Such determination shall be made (1) by the Board by a majority of a quorum consisting of directors who were not parties to such action, suit or proceeding (disinterested), or (2) by a committee of disinterested directors designated by majority vote of disinterested directors, even though less than a quorum, or (3) by independent legal counsel in a written opinion, and such legal counsel was selected by a majority vote of a quorum of the disinterested directors, or (4) by the stockholders. In the absence of a determination that indemnification is proper, the director, officer or employee may apply to the court conducting the proceeding or another court of competent jurisdiction which shall determine whether the director, officer, employee or agent has met the applicable standard of conduct set forth in paragraphs (a) and (b). If the court shall so determine, indemnification shall be made under paragraph (a) or (b) as the case may be.

(e) Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the company in advance of the final disposition of such action, suit or proceeding as authorized by the Board in the manner provided in paragraph (d) upon receipt of a written instrument acceptable to the Board by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the company as authorized in this section.

(f) The indemnification provided by the company’s By-Laws shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any agreement, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit or the heirs, executors and administrators of such a person.

(g) The company shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the company, or is or was serving at the request of the company as a director, officer, employee or agent of another company, or enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the company would have the power to indemnify him against such liability under the provisions of the company’s By-Laws.

Item 30.  Principal Underwriters

(a) Other Activity. Registrant’s principal underwriter, AIG Capital Services, Inc., also acts as principal underwriter for the following investment companies:

American General Life Insurance Company

Variable Separate Account

Variable Annuity Account One

Variable Annuity Account Two

Variable Annuity Account Four

Variable Annuity Account Five

Variable Annuity Account Seven

Variable Annuity Account Nine

Separate Account A

Separate Account D

Separate Account I

Separate Account II

Separate Account VA-1

Separate Account VA-2

Separate Account VUL

Separate Account VUL-2

AG Separate Account A

The United States Life Insurance Company in the City of New York

FS Variable Separate Account

FS Variable Annuity Account One

FS Variable Annuity Account Two

FS Variable Annuity Account Five

Separate Account USL VA-R

Separate Account USL VL-R

Separate Account USL A

Separate Account USL B

The Variable Annuity Life Insurance Company

Separate Account A

(b)  Management.

The following information is provided for each director and officer of the principal underwriter. The business address of each officer and director is 2919 Allen Parkway, Houston, Texas 77019, unless otherwise noted.

Name and Principal Business Address	Positions and Offices with Underwriter AIG Capital Services, Inc.

Peter A. Harbeck	Director
James T. Nichols	Director, President and Chief Executive Officer
Stephen A. Maginn	Director and Senior Vice President
Rebecca Snider	Chief Compliance Officer
Frank Curran	Vice President, Controller, Financial Operation Principal and Chief Financial Officer, Treasurer
William T. Devanney	Vice President, Tax Officer
Michael E. Treske	Chief Distribution Officer, Mutual Funds and Variable Annuities
Kurt Bernlohr	Distribution Officer, Group Retirement
John T. Genoy	Vice President
Mallary L. Reznik	Vice President
Christine A. Nixon	Secretary

Name and Principal Business Address	Positions and Offices with Underwriter AIG Capital Services, Inc.
Virginia N. Puzon	Assistant Secretary

(c)  Compensation From the Registrant.

Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Events Occasioning the Deduction of a Deferred Sales Load	Brokerage Commissions	Other Compensation

AIG Capital Services, Inc.	0	0	0	0

Item 31.  Location of Accounts and Records

All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Insurance Company at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019-2191 or at American General Life Insurance Company’s Administrative Office located at 3051 Hollis Drive, Springfield, Illinois 62704.

Item 32.  Management Services             Not applicable.

Item 33.  Fee Representation

American General Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and risks assumed by American General Life Insurance Company.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account VL-R, certifies that it meets all of the requirements for effectiveness of this amended Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this amended Registration Statement to be signed on its behalf, by the undersigned, duly authorized, in the City of Houston, and State of Texas on the 21st day of May, 2014.

AMERICAN GENERAL LIFE INSURANCE COMPANY
SEPARATE ACCOUNT VL-R
(Registrant)

BY:	AMERICAN GENERAL LIFE INSURANCE COMPANY
(On behalf of the Registrant and itself)

BY:	MARY JANE B. FORTIN
MARY JANE B. FORTIN
EXECUTIVE VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER

AGL - 1

Pursuant to the requirements of the Securities Act of 1933, this amended Registration Statement has been signed below by the following persons, on behalf of the Depositor and Registrant, in the capacities and on the dates indicated.

Signature	Title	Date

*JAY S. WINTROB JAY S. WINTROB	Director, Chairman, President and Chief Executive Officer	May 21, 2014

*THOMAS J. DIEMER THOMAS J. DIEMER	Director, Senior Vice President and Chief Risk Officer	May 21, 2014

*JEFFREY M. FARBER JEFFREY M. FARBER	Director	May 21, 2014

MARY JANE B. FORTIN *MARY JANE B. FORTIN	Director, Executive Vice President and Chief Financial Officer	May 21, 2014

*DEBORAH A. GERO DEBORAH A. GERO	Director, Senior Vice President and Chief Investment Officer	May 21, 2014

*JANA W. GREER JANA W. GREER	Director and President – Individual Retirement	May 21, 2014

*STEPHEN A. MAGINN STEPHEN A. MAGINN	Director, Senior Vice President and Chief Distribution Officer	May 21, 2014

*JAMES A. MALLON JAMES A. MALLON	Director and President – Life and Accident & Health	May 21, 2014

*JONATHAN J. NOVAK JONATHAN J. NOVAK	Director and President – Institutional Markets	May 21, 2014

*CURTIS W. OLSON CURTIS W. OLSON	Director and President – Group Benefits	May 21, 2014

*STEVEN D. ANDERSON STEVEN D. ANDERSON	Vice President and Controller	May 21, 2014

JENNIFER POWELL *JENNIFER POWELL	Attorney-In-Fact	May 21, 2014

AGL - 2

EXHIBIT INDEX

(d)(1)	Specimen form of “AG Platinum Choice VUL” Flexible Premium Variable Universal Life Insurance Policy, Interstate Insurance Compact Version, Policy Form No. ICC14-14904.

(d)(2)	Specimen form of “AG Platinum Choice VUL” Flexible Premium Variable Universal Life Insurance Policy, State Specific Version, Policy Form No. 14904.

(d)(4)	Specimen form of Guaranteed Minimum Death Benefit Rider, Interstate Insurance Compact Version, Form No. ICC14-14291.

(d)(5)	Specimen form of Guaranteed Minimum Death Benefit Rider, State Specific Version, Form No. 14291.

(d)(12)	Specimen form of Chronic Illness Accelerated Death Benefit Rider (Accelerated Access SolutionSM, Interstate Insurance Compact Version, Form No. ICC13-13600.

(d)(13)	Specimen form of Chronic Illness Accelerated Death Benefit Rider (Accelerated Access SolutionSM, State Specific Version, Form No. 13600.

(e)(3)	Specimen form of Variable Universal Life Insurance Supplemental Application, Form No. AGLC107631-2014.

E-1